Exhibit 2.1

Execution Version

PURCHASE AND SALE AGREEMENT

by and among

EXCO OPERATING COMPANY, LP

and

EXCO LAND COMPANY, LLC

as Seller

and

VOG PALO VERDE LP

as Buyer

dated

April 7, 2017

i

LIST OF EXHIBITS AND SCHEDULES

EXHIBITS:
Exhibit A-1(a)	—	Eagle Ford Leases
Exhibit A-1(b)	—	Austin Chalk Leases
Exhibit A-1(c)	—	Buda Leases
Exhibit A-1(d)	—	Fee Minerals
Exhibit A-2	—	Wells
Exhibit A-3	—	Field Offices and Surface Interests
Exhibit A-4	—	Target Area
Exhibit B	—	Excluded Assets
Exhibit C-1	—	Form of Assignment
Exhibit C-2	—	Form of Assignment and Assumption Agreement
Exhibit D	—	Form of Non-Foreign Affidavit
Exhibit E-1	—	Form of Seller Certificate
Exhibit E-2	—	Form of Buyer Certificate
Exhibit F	—	[Reserved]
Exhibit G	—	Form of Defects Escrow Agreement
Exhibit H	—	Transferred Cores
Exhibit I	—	Form of Consent

SCHEDULES:
Schedule 1.1(a)	—	Seller Knowledge Persons
Schedule 1.1(b)	—	Environmental Defects
Schedule 1.1(c)	—	Raider Contracts
Schedule 1.1(d)	—	Certain Definitions
Schedule 5.5	—	Litigation
Schedule 5.6(a)	—	Material Contracts
Schedule 5.6(b)	—	Material Contract Matters
Schedule 5.7	—	Violation of Laws
Schedule 5.8(a)	—	Consents
Schedule 5.8(b)	—	Subject Consents
Schedule 5.10	—	Burdens
Schedule 5.11	—	Imbalances
Schedule 5.12	—	Current Commitments
Schedule 5.13	—	Asset Taxes
Schedule 5.15	—	Suspense Funds
Schedule 5.17	—	Environmental
Schedule 5.18(c)	—	Employee Benefit Plans
Schedule 5.19	—	Wells; Plug and Abandon Notice
Schedule 5.21	—	Permits
Schedule 5.22	—	Payouts
Schedule 7.1	—	Conduct of Business
Schedule 7.3	—	Bonds
Schedule 7.13	—	Asset Information
Schedule 12.7(g)	—	Indemnification Procedures

v

PURCHASE AND SALE AGREEMENT

This PURCHASE AND SALE AGREEMENT (this “Agreement”) is executed as of April 7, 2017 (the “Execution Date”), by and among EXCO OPERATING COMPANY, LP, a Delaware limited partnership (“EOC”), EXCO LAND COMPANY, LLC, a Delaware limited liability company (“EXCO Land” and together with EOC, “Seller”), and VOG PALO VERDE LP, a Delaware limited partnership (“Buyer”). Seller and Buyer are each a “Party”, and collectively the “Parties”.

RECITALS

Seller desires to sell and assign, and Buyer desires to purchase and pay for, the Assets (as hereinafter defined).

NOW, THEREFORE, for and in consideration of the mutual promises contained herein, the benefits to be derived by each Party hereunder, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Buyer agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATION

1.1 Defined Terms. Capitalized terms used herein shall have the meanings set forth in this Section 1.1, unless the context otherwise requires.

“Accounting Arbitrator” shall have the meaning set forth in Section 3.6.

“Adjusted Purchase Price” shall have the meaning set forth in Section 3.3.

“AFE” shall have the meaning set forth in Section 5.12.

“Affiliate” shall mean any Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, another Person. The term “control” and its derivatives with respect to any Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” shall have the meaning set forth in the introductory paragraph herein.

“Allocable Amount” shall have the meaning set forth in Section 3.8.

“Allocated Value” shall have the meaning set forth in Section 3.7.

“Allocation Schedule” shall have the meaning set forth in Section 3.8.

“Applicable Contracts” shall mean all Contracts (a) to which any party constituting Seller is a party (or is a successor or assign of a party), (b) that pertain to any of the Assets and (c) that shall be binding on Buyer after the Effective Time, but (for the avoidance of doubt)

exclusive of any (x) master service agreements, (y) blanket agreements or (z) similar Contracts that do not relate exclusively to the ownership or operation of the Assets, which in the case of (x), (y), and (z) shall not be binding on Buyer after the Effective Time.

“Arbitration Notice” shall have the meaning set forth in Section 4.1(b).

“Asset Taxes” shall mean ad valorem, property, excise, sales, use, severance, production or similar Taxes (including any interest, fine, penalty or additions to Tax imposed by a Governmental Authority in connection with such Taxes) based upon operation or ownership of the Assets or the production of Hydrocarbons therefrom but excluding, for the avoidance of doubt, (a) income, capital gains, franchise Taxes and similar Taxes, and (b) Transfer Taxes.

“Assets” shall mean all of Seller’s right, title and interest in and to the following, excluding the Excluded Assets:

(a) all Hydrocarbon leases and oil, gas and mineral leases, subleases, overriding royalty interests, production payments, working interests, net profits interest and other leasehold interests, whether producing or non-producing located in the Target Area, including those as set forth in Exhibit A-1(a), Exhibit A-1(b), and Exhibit A-1(c) (the “Leases”);

(b) all fee minerals, lessor royalties, and other rights to Hydrocarbons in place located in the Target Area, including those as set forth in Exhibit A-1(d) (the “Fee Minerals”);

(c) all wells (including all oil, gas, water, CO2, disposal or injection wells) located upon the Leases, Fee Minerals or Units or otherwise used in connection with the ownership or operation of the Assets, including the wells as set forth in Exhibit A-2 (the “Wells”);

(d) all presently existing unitization, pooling and/or communitization agreements, declarations or designations and statutorily, judicially or administratively created drilling, spacing and/or production units, whether recorded or unrecorded, insofar as the same are attributable or allocated to the Leases and/or Fee Minerals, and all of Seller’s interest in and to the properties covered or units created thereby which are attributable to the Leases and/or Fee Minerals (such interest in such properties or units, collectively, the “Units”);

(e) other than the surface fee interests described in clause (f) below, all easements, surface leases, permits, licenses, servitudes, rights of way, surface use agreements and all other rights and appurtenances situated on or used in connection with the Leases, Fee Minerals, Wells, Units, and/or Personal Property but excluding the Permits (the “Easements”);

(f) the field offices set forth in Exhibit A-3 and the surface fee interests set forth in Exhibit A-3 (the “Surface Interests”);

(g) all tangible personal property, equipment, fixtures and improvements, including all injection wells, salt water disposal facilities, gathering systems, well heads, flow lines, casing, tubing, pumps, motors, gauges, valves, heaters, treaters, water lines, vessels, tanks, tank batteries, boilers, separators, treating equipment, compressors, SCADA and wellhead communication systems hardware located on the Leases, Fee Minerals, Units, Easements and/or

Surface Interests, other equipment, automation systems including meters and related telemetry on wells, power lines, telephone and communication lines and other appurtenances owned in connection with the production, gathering, treating, storing, transportation or marketing of Hydrocarbons from the Wells, in each case, to the extent relating to the ownership or operation of the other Assets (the “Personal Property”);

(h) all Applicable Contracts, including those Contracts as set forth in Schedule 5.6(a);

(i) subject to Section 3.3, all Hydrocarbons in, on, under or produced from the Leases, Fee Minerals and/or any Unit from and after the Effective Time and the proceeds thereof;

(j) to the extent assignable, all Permits directly relating to the ownership or operation of the other Assets (provided that Seller will cooperate in good faith with Buyer’s efforts to obtain any consent required to assign the Permits to Buyer);

(k) all rights, benefits and obligations arising from or in connection with any Imbalances as of the Effective Time;

(l) to the extent assignable (i) without payment of fees or other penalties to any Third Party under any Contract (unless Buyer has separately agreed in writing to pay such fee or other penalty) and (ii) with consent obtained by Buyer (provided that Seller will cooperate in good faith with Buyer’s efforts to obtain any such consent to assign), if required, all geophysical and other seismic and related technical data and information relating to the Assets;

(m) the cores described on Exhibit H and the related Contracts described on Exhibit H;

(n) to the extent assignable, all rights, claims and causes of action (including all rights of indemnity recovery, set-off and/or refunds) of Seller and/or its Affiliates to the extent, and only to the extent, that such rights, claims or causes of action relate to the Assumed Obligations; and

(o) the Records.

“Assigned CHK NAESB” shall have the meaning set forth in Section 7.16.

“Assignment” shall mean the Assignment and Bill of Sale from Seller to Buyer pertaining to the Assets and substantially in the form of Exhibit C-1.

“Assignment and Assumption Agreement” shall mean the Assignment and Assumption Agreement assigning the Raider Contracts from Raider Marketing, LP, a Texas limited partnership, to Buyer and substantially in the form of Exhibit C-2.

“Assumed Obligations” shall have the meaning set forth in Section 12.1.

“Austin Chalk Formation” shall mean from the stratigraphic equivalent of the top of the Austin Chalk Formation at a measured depth of 4,953’ to the base of the Austin Chalk Formation at a measured depth of 5,508’ as measured in the Gamma Ray Log dated February 13, 2010 of the EXCO Resources operated TRAYLOR NORTH 1H (42-507-32746) located in Zavala County, Texas.

“Buda Formation” shall mean from the stratigraphic equivalent of the top of the Buda Formation at a measured depth of 5,745’ to the base of the Buda Formation at a measured depth of 5,860’ as measured in the Gamma Ray Log dated February 13, 2010 of the EXCO Resources operated TRAYLOR NORTH 1H (42-507-32746) located in Zavala County, Texas.

“Burdens” shall mean royalties (including lessor royalties), overriding royalties, production payments, net profits interests and other similar burdens upon, measured by or payable out of production.

“Business Day” shall mean a day (other than a Saturday or Sunday) on which commercial banks in Texas are generally open for business.

“Business Employee” shall have the meaning set forth in Section 5.18(a).

“Buyer” shall have the meaning set forth in the introductory paragraph of this Agreement.

“Buyer Indemnified Parties” shall have the meaning set forth in Section 12.2.

“Buyer’s Representatives” shall have the meaning set forth in Section 8.1(a).

“Casualty Loss” shall have the meaning set forth in Section 9.3(b).

“CEMI” shall have the meaning set forth in Section 7.16.

“CHK NAESB” shall mean that certain Gas Sales and Purchase Base Contract, dated September 1, 2009, by and between CEMI and EOC, as amended.

“Claim” shall have the meaning set forth in Section 12.7(b).

“Claim Notice” shall have the meaning set forth in Section 12.7(b).

“Closing” shall have the meaning set forth in Section 2.4.

“Closing Adjusted Purchase Price” shall mean the Purchase Price as adjusted pursuant to Section 3.3.

“Closing Date” shall have the meaning set forth in Section 2.4.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” shall mean that certain Confidentiality Agreement, dated as of January 5, 2017, by and between Venado Oil & Gas, LLC and EXCO Resources, Inc.

“Consent Form” shall have the meaning set forth in Section 9.4(a).

“Contract” shall mean any: contract; agreement; agreement regarding indebtedness; indenture; debenture; note, bond or loan; collective bargaining agreement; mortgage; license agreement; farmin and/or farmout agreement; participation, exploration or development agreement; crude oil, condensate or natural gas purchase and sale, gathering, processing, transportation or marketing agreement; operating agreement; balancing agreement; unitization agreement; facilities or equipment lease; production handling agreement; or other similar contract, but in each case specifically excluding, however, any Lease, Fee Mineral, Easement, Permit, or other instrument creating, assigning or evidencing an interest in any Asset or any real property related to or used or held for use in connection with the operation of any Asset.

“Crude Purchase Agreements” shall mean each of (a) that certain Purchase Agreement, dated as of August 1, 2016, by and between Flint Hills Resources, LP and EOC, as amended, and (b) that certain Crude Oil Purchase Contract, dated July 31, 2013, by and between EOC and Chesapeake Energy Marketing, L.L.C. (f/k/a Chesapeake Energy Marketing, Inc.), as amended.

“Cure Period” shall have the meaning set forth in Section 9.2(c)(i).

“Customary Post-Closing Consents” shall mean the consents and approvals from Governmental Authorities for the assignment of the Assets to Buyer that are customarily obtained after such assignment of properties similar to the Assets.

“Defect Claim Date” shall mean May 19, 2017.

“Defect Deductible” shall mean 2% of the amount equal to (a) the unadjusted Purchase Price, less (b) the Allocated Value of any Assets that are excluded pursuant to the provisions of Section 9.2(d)(iii) or Section 10.1(c)(ii).

“Defects Escrow” shall have the meaning set forth in Section 9.2(c)(i).

“Defects Escrow Agreement” shall mean that certain escrow agreement dated as of the Closing Date by and among Buyer, Seller and the Escrow Agent, substantially in the form attached hereto as Exhibit G.

“Defensible Title” shall mean such title of Seller that, although not constituting perfect, merchantable or marketable title, is deducible of record and/or title evidenced by unrecorded instruments or elections made pursuant to joint operating agreements, pooling agreements or unitization agreements, which, as of the Effective Time and immediately prior to Closing and subject to and except for Permitted Encumbrances:

(a) with respect to the Target Formation for each Well, entitles Seller to receive during the entirety of the productive life of such Well not less than the Net Revenue Interest for such Well as set forth in Exhibit A-2, without decrease throughout the productive life of such Well, except for (i) decreases in connection with those operations in which Seller or its successors or assigns may from and after the Execution Date be a non-consenting co-owner to the extent permitted under this Agreement, (ii) decreases resulting from the establishment or amendment from and after the Execution Date of pools or units to the extent permitted under this

Agreement, (iii) decreases resulting from actions by Buyer, (iv) decreases required to allow other Working Interest owners to make up past underproduction or pipelines to make up past overdeliveries, and (v) as otherwise expressly set forth in Exhibit A-2;

(b) with respect to the Target Formation for each Well, obligates Seller to bear during the entirety of the productive life of such Well not more than the Working Interest for such Well as set forth in Exhibit A-2, without increase throughout the productive life of such Well, except (i) increases resulting from contribution requirements with respect to defaulting co-owners from and after the Execution Date under applicable operating agreements, (ii) increases to the extent that they are accompanied by a proportionate increase in Seller’s Net Revenue Interest in such Well, (iii) increases resulting from the establishment or amendment from and after the Execution Date of pools or units, (iv) increases resulting from actions by Buyer, and (v) as otherwise expressly set forth in Exhibit A-2;

(c) with respect to the Target Formation for each Lease or Fee Mineral, is subject to only those aggregate Burdens set forth for such Lease or Fee Mineral as set forth in Exhibit A-1(a), Exhibit A-1(b), Exhibit A-1(c) or Exhibit A-1(d), as applicable;

(d) with respect to the Target Formation for each Lease or Fee Mineral, entitles Seller to the Net Acres in such Target Formation as set forth in Exhibit A-1(a), Exhibit A-1(b), Exhibit A-1(c) or Exhibit A-1(d), as applicable; and

(e) is free and clear of all Encumbrances.

“Deposit” shall have the meaning set forth in Section 3.2.

“Dispute Notice” shall have the meaning set forth in Section 3.5.

“DOJ” shall mean the Department of Justice.

“Eagle Ford Formation” shall mean from the stratigraphic equivalent of the top of the Eagle Ford Shale Formation at a measured depth of 5,508’ to the base of the Eagle Ford Shale Formation at a measured depth of 5,745’ as measured in the Gamma Ray Log dated February 13, 2010 of the EXCO Resources operated TRAYLOR NORTH 1H (42-507-32746) located in Zavala County, Texas.

“Easements” shall have the meaning set forth in the definition of “Assets”.

“Effective Time” shall mean 12:01 AM (Prevailing Central Time) on January 1, 2017.

“Employee Benefit Plan” shall mean each (a) “employee benefit plan” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA), (b) employment, termination, consulting, severance, retention or change in control agreement or arrangement, and (c) deferred compensation, incentive compensation, equity or equity-based, retirement, savings, pension, health, dental, vision or life insurance, death benefit, vacation, paid time off, fringe benefit, retiree, welfare or other benefit or compensation plan, program, Contract or agreement; in each case, which is sponsored, contributed to or maintained by Seller or any of its Affiliates for the benefit of any Business Employee.

“Employee List” shall have the meaning set forth in Section 5.18(a).

“Encumbrance” shall mean any lien, security interest, pledge, deed of trust, collateral assignment, option, charge, defect or other encumbrance.

“Environmental Arbitrator” shall have the meaning set forth in Section 10.1(f).

“Environmental Condition” shall mean a condition, event or circumstance in, on, under or with respect to an Asset (including the air, soil, subsurface, surface waters, ground waters and/or sediments) (a) that causes an Asset or Seller, with respect to any Asset, not to be in compliance with any Environmental Law or (b) for which Remediation is presently required (or if known or confirmed, would be presently required) under Environmental Laws. For the avoidance of doubt, (i) the fact that a Well is no longer capable of producing sufficient quantities of oil or gas to continue to be classified as a “producing well” or that such a Well should be temporarily abandoned or permanently plugged and abandoned shall not, in each case, form the basis of an Environmental Condition, (ii) the fact that a pipe is temporarily not in use shall not form the basis of an Environmental Condition and (iii) the physical condition of any surface or subsurface production equipment (including water or oil tanks, separators or other ancillary equipment) shall not form the basis of an Environmental Condition, except with respect to (i), (ii) or (iii) above, where the fact, condition or equipment (A) causes or has caused any environmental pollution, contamination or degradation where Remediation is presently required (or if known or confirmed, would be presently required) under Environmental Laws or (B) is, or the use or condition of which is, a violation of Environmental Law.

“Environmental Defect” shall mean any Environmental Condition with respect to an Asset, excluding those Environmental Conditions as set forth on Schedule 1.1(b).

“Environmental Defect Notice” shall have the meaning set forth in Section 10.1(a).

“Environmental Defect Property” shall have the meaning set forth in Section 10.1(a).

“Environmental Indemnity Agreement” shall have the meaning set forth in Section 10.1(c)(iii).

“Environmental Laws” shall mean all applicable Laws in effect as of the Execution Date relating to pollution or the protection of health, safety and welfare and the environment, including those Laws relating to the generation, storage, handling, use, treatment, transportation, disposal or other management of Hazardous Substances. For the avoidance of doubt, the term “Environmental Laws” does not include good or desirable operating practices or standards that may be voluntarily employed or adopted by other oil and gas well operators to the extent such practices or standards are recommended, but not required, by a Governmental Authority or applicable Laws.

“EOC” shall have the meaning set forth in the introductory paragraph herein.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as the same may be amended from time to time.

“Escrow Account” shall mean the account maintained by the Escrow Agent pursuant to the Escrow Agreement.

“Escrow Agent” shall mean JP Morgan Chase Bank, N.A., in its capacity as escrow agent under the Escrow Agreement.

“Escrow Agreement” shall mean that certain Escrow Agreement, dated as of the Execution Date, by and among Seller, Buyer and Escrow Agent.

“Escrow Claim Notice” shall have the meaning set forth in Section 7.12(a).

“Escrow Disbursement” shall have the meaning set forth in Section 7.12(b).

“Escrow Release Time” shall have the meaning set forth in Section 7.12(c).

“Escrow Holdback” shall mean $10,000,000.

“Escrowed Assignment” shall have the meaning set forth in Section 9.2(c)(i).

“Escrowed Title Defect Property” shall have the meaning set forth in Section 9.2(c)(i).

“Excluded Assets” shall mean (a) all of Seller’s corporate minute books and corporate and financial and Tax records that relate to Seller’s business generally (including the ownership and operation of the Assets); (b) to the extent that they do not relate to the Assumed Obligations for which Buyer is indemnifying Seller, all trade credits, all accounts, receivables and all other proceeds, income or revenues attributable to the Assets with respect to any period of time prior to the Effective Time; (c) except to the extent directly relating to any Assumed Obligation, all claims and causes of action of Seller arising under or with respect to any Applicable Contracts that are attributable to periods of time prior to the Effective Time (including claims for adjustments or refunds, but excluding Imbalances); (d) subject to Section 9.3, all rights and interests relating to the Assets (i) under any existing policy or agreement of insurance, (ii) under any bond or (iii) to any insurance or condemnation proceeds or awards arising, in each case, from acts, omissions or events, or damage to or destruction of property prior to the Closing; (e) except to the extent of the adjustments set forth in Section 3.3(a)(i), all Hydrocarbons produced and sold from the Assets with respect to all periods prior to the Effective Time and the proceeds thereof; (f) all claims of Seller or its Affiliates for refunds of or loss carry forwards with respect to (i) Asset Taxes or any other Taxes paid by Seller or its Affiliates attributable to any Tax period (or portion thereof) prior to the Effective Time, (ii) income Taxes paid by Seller or its Affiliates or (iii) any Taxes attributable to the Excluded Assets; (g) all personal computers, network equipment and associated peripherals and telephone equipment (including cellular telephones); (h) all of Seller’s proprietary computer software, patents, trade secrets, copyrights, names, trademarks, logos and other intellectual property; (i) all documents and instruments of Seller that may be protected by an attorney-client privilege, other than title opinions, environmental reports or evaluations, and any documents and instruments, in each case, that have been prepared by Third Parties and that relate to or cover any Assumed Obligations; (j) all data that cannot be disclosed to Buyer as a result of confidentiality arrangements under agreements with Third Parties (provided that Seller shall use commercially reasonable efforts, without the obligation to make any payments, to have the holder thereof waive any such confidentiality obligations or permit Buyer to execute a joinder agreement); (k) all audit rights arising under any of the (i) Applicable Contracts or otherwise with respect to any period prior to the Effective Time or (ii) Excluded Assets, except for any Imbalances; (l) all geophysical and other seismic and related technical data and information relating to the Assets to the extent that such geophysical and other seismic and related technical data and information is not transferable without payment of a fee or other penalty to any Third Party under any Contract (unless Buyer has separately agreed in writing to pay such fee or other penalty) and without consent (unless Buyer has obtained such consent; provided that Seller will cooperate in good faith with Buyer’s efforts to obtain any consent required to assign such data and information to Buyer); (m) Seller’s and/or its Affiliates’ membership to Integrated Reservoir Solutions, a division of Core Laboratories, LP, Eagle Ford Shale Evaluation — Reservoir Characterization Consortium; (n) documents prepared or received by Seller or its Affiliates or their representatives with respect to (i) lists of prospective purchasers for the Assets, (ii) bids submitted by other prospective purchasers of the Assets, (iii) analyses by Seller or its Affiliates of any bids submitted by any prospective purchaser, (iv) correspondence between or among Seller or its representatives, on the one hand, and any prospective purchaser other than Buyer, on the other hand and (v) correspondence between Seller and any of its representatives with respect to any bids, prospective purchasers or the transactions contemplated by this Agreement; (o) any Assets that are excluded pursuant to the provisions of Section 9.2(d)(iii), Section 9.4 or Section 10.1(c)(ii); (p) any master service agreements, blanket agreements or similar Contracts; (q) all overhead costs and expenses paid by Third Party non-operators to Seller or any of its Affiliates pursuant to any applicable joint operating agreement prior to the Closing Date; (r) the assets as set forth in Exhibit B; (s) SCADA and other communication equipment not located on the Leases, Fee Minerals, Units, Easements or Surface Interests; (t) all assets of or related to any Employee Benefit Plan or any other compensation or benefit plan, program, policy or arrangement that is or was at any time established, sponsored, maintained or contributed to by Seller or any of its Affiliates or with respect to which Seller or any of its Affiliates has any current or contingent liability or obligations (whether or not held in trust); and (u) the Raider Services Agreement.

“EXCO Land” shall have the meaning set forth in the introductory paragraph herein.

“Execution Date” shall have the meaning set forth in the introductory paragraph of this Agreement.

“Fee Minerals” shall have the meaning set forth in the definition of “Assets”.

“Final Payment Date” shall have the meaning set forth in Section 3.5.

“Final Price” shall have the meaning set forth in Section 3.5.

“Final Settlement Statement” shall have the meaning set forth in Section 3.5.

“Finance Related Parties” shall have the meaning set forth in Section 13.20.

“Financing” shall mean one or more transactions entered into by Buyer or its Affiliates with one or more Financing Sources whereby Buyer will obtain customary reserve-based financing.

“Financing Sources” shall mean the agents, arrangers and/or lenders that have committed to provide or arrange all or part of the Financing, including the parties to any joinder agreements, indentures or credit agreements entered into in connection therewith; provided that, for the avoidance of doubt, Buyer, Buyer’s Affiliates, Seller’s lenders (acting in such capacity) and the Escrow Agent (acting in such capacity) shall be deemed not to be a “Financing Source”.

“Franchise Tax Liability” shall mean any Liability for Tax imposed by a state on Seller’s or any of its Affiliates’ gross or net income and/or capital for the privilege of engaging in business in that state (including Texas margin Tax liability) that was or is attributable to Seller’s ownership of the Assets.

“FTC” shall mean the Federal Trade Commission.

“Fundamental Representations” shall mean the representations and warranties of Seller set forth in Section 5.1, Section 5.2, Section 5.3(a), Section 5.14 and Section 5.23.

“GAAP” shall mean generally accepted accounting principles in the United States, consistently applied.

“Gas Imbalance” shall mean all Well Gas Imbalances and Pipeline Gas Imbalances.

“Governmental Authority” shall mean any federal, state, local, municipal, tribal or other government; any governmental, regulatory or administrative agency, commission, body or other authority exercising or entitled to exercise any administrative, executive, judicial, legislative, regulatory or taxing authority or power, and any court or arbitral (public or private) or governmental tribunal, including any tribal authority having or asserting jurisdiction.

“Hard Consent” shall mean a consent (a) if the failure to obtain such consent (i) would cause the assignment of the Assets affected thereby to Buyer to be void or would provide a counterparty with the express right to void such assignment or (ii) would cause the termination of an Asset under the express terms thereof or (b) that is denied in writing.

“Hazardous Substances” shall mean any pollutants, contaminants, toxics or hazardous or extremely hazardous substances, materials, wastes, constituents, compounds or chemicals that are regulated by, or may form the basis of liability under, any Environmental Laws, including NORM and other substances referenced in Section 10.2.

“Hedge Contract” shall mean any swap, forward, future or derivatives transaction or option or other similar hedge Contract.

“HSR Act” shall mean the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Hydrocarbons” shall mean oil, condensate, gas, casinghead gas and other liquid or gaseous hydrocarbons or any combination thereof, and any minerals produced in association therewith.

“Imbalances” shall mean all Well Imbalances and Pipeline Imbalances.

“Income Tax Liability” shall mean any Liability of Seller or its Affiliates attributable to any federal, state or local income Tax measured by or imposed on the net income, profits, revenue or similar measure that was or is attributable to Seller’s ownership of the Assets.

“Indemnified Party” shall have the meaning set forth in Section 12.7(a).

“Indemnifying Party” shall have the meaning set forth in Section 12.7(a).

“Indemnity Deductible” shall mean 2% of the unadjusted Purchase Price.

“Indemnity Limitation Exclusions” shall mean the obligation to indemnify the Buyer Indemnified Parties pursuant to (a) Section 12.2(a) for the breach of any of the Fundamental Representations or the representations and warranties set forth in Section 5.4 or Section 5.13, (b) Section 12.2(b), (c) Section 12.2(c), or (d) Section 12.2(d).

“Individual Environmental Defect Threshold” shall have the meaning set forth in Section 10.1(e).

“Individual Title Defect Threshold” shall have the meaning set forth in Section 9.2(i).

“Instruction Letter” shall have the meaning set forth in Section 7.12(b).

“Knowledge” shall mean, with respect to Seller, the actual knowledge of the Persons as set forth in Schedule 1.1(a).

“Law” shall mean any applicable statute, law (including common law), rule, regulation, ordinance, order, code, ruling, judgment, writ, injunction, decree or other official act or legally enforceable requirement of or by any Governmental Authority.

“Leases” shall have the meaning set forth in the definition of “Assets”.

“Liabilities” shall mean any and all claims, causes of action, payments, charges, judgments, assessments, liabilities, losses, damages, penalties, fines and costs and expenses, including any attorneys’ fees, legal or other expenses incurred in connection therewith and including liabilities, costs, losses and damages for personal injury or death or property damage or environmental damage or remediation.

“Material Adverse Effect” shall have the meaning set forth in Schedule 1.1(d).

“Material Contract” shall have the meaning set forth in Section 5.6(a).

“Net Acres” shall mean, as computed separately with respect to the applicable Target Formation:

(a) for any Lease, (i) the number of gross acres in the lands covered by such Lease, multiplied by (ii) the undivided fee simple mineral interest (expressed as a percentage) in the lands covered by such Lease, multiplied by (iii) Seller’s Working Interest in such Lease; provided that if items (ii) and/or (iii) vary as to different areas of such lands (including tracts or depths) covered by such Lease, a separate calculation shall be done for each such area as if it were a separate Lease; and

(b) for any Fee Mineral, (i) the number of gross acres in the lands covered by such Fee Mineral, multiplied by (ii) Seller’s undivided fee simple mineral interest (expressed as a percentage) in the lands covered by such Fee Mineral; provided that if item (ii) varies as to different areas of such lands (including tracts or depths) covered by such Fee Mineral, a separate calculation shall be done for each such area as if it were a separate Fee Mineral.

“Net Revenue Interest” shall mean, with respect to any Well, the interest in and to all Hydrocarbons produced, saved and sold from or allocated to such Well (as applicable), after giving effect to all Burdens.

“NORM” shall mean naturally occurring radioactive material.

“Outside Date” shall mean August 1, 2017.

“Paradigm Contract” shall mean that certain Oil Gathering Agreement, dated August 4, 2014, by and between Paradigm Midstream Services — ST, LLC and EOC.

“Party” and “Parties” shall have the meaning set forth in the introductory paragraph of this Agreement.

“Party Affiliate” shall have the meaning set forth in Section 13.19.

“Permit” shall mean any permits, licenses, authorizations, registrations, consents or approvals, waivers, allowances, orders, variances or water rights (including water withdrawal, storage, discharge, treatment, injection and disposal rights), in each case, granted or issued by any Governmental Authority.

“Permitted Encumbrances” shall mean:

(a) the terms and conditions of all Leases (and any other instrument creating or assigning any interest in a Lease) and all Burdens if the net cumulative effect of such Lease terms and conditions and Burdens does not operate to (i) reduce the Net Revenue Interest of Seller with respect to the Target Formation in any Well to an amount less than the Net Revenue Interest for such Well as set forth in Exhibit A-2, (ii) obligate Seller to bear a Working Interest with respect to the Target Formation in any Well in any amount greater than the Working Interest for such Well as set forth in Exhibit A-2 (unless the Net Revenue Interest for such Well is greater than the Net Revenue Interest for such Well as set forth in Exhibit A-2 in the same proportion as any increase in such Working Interest), (iii) reduce the Net Acres of Seller with respect to the applicable Target Formation in any Lease or Fee Mineral to an amount less than the Net Acres for such Lease or Fee Mineral as set forth in Exhibit A-1(a), Exhibit A-1(b), Exhibit A-1(c) or Exhibit A-1(d), as applicable, and (iv) does not operate to increase the Burdens of Seller with respect to the applicable Target Formation in any Lease or Fee Mineral to an amount above the Burdens for such Lease or Fee Mineral as set forth in Exhibit A-1(a), Exhibit A-1(b), Exhibit A-1(c) or Exhibit A-1(d), as applicable;

(b) the terms and conditions of the Easements included in the Assets if the net cumulative effect of such terms and conditions does not operate to (i) reduce the Net Revenue Interest of Seller with respect to the Target Formation in any Well to an amount less than the Net Revenue Interest for such Well as set forth in Exhibit A-2, (ii) obligate Seller to bear a Working Interest with respect to the Target Formation in any Well in any amount greater than the Working Interest for such Well as set forth in Exhibit A-2 (unless the Net Revenue Interest for such Well is greater than the Net Revenue Interest for such Well as set forth in Exhibit A-2 in the same proportion as any increase in such Working Interest), (iii) reduce the Net Acres of Seller with respect to the applicable Target Formation in any Lease or Fee Mineral to an amount less than the Net Acres for such Lease or Fee Mineral as set forth in Exhibit A-1(a), Exhibit A-1(b), Exhibit A-1(c) or Exhibit A-1(d), as applicable, and (iv) does not operate to increase the Burdens of Seller with respect to the applicable Target Formation in any Lease or Fee Mineral to an amount above the Burdens for such Lease or Fee Mineral as set forth in Exhibit A-1(a), Exhibit A-1(b), Exhibit A-1(c) or Exhibit A-1(d), as applicable;

(c) preferential rights to purchase, consents to assignment and other similar restrictions;

(d) liens for Taxes or assessments not yet due or delinquent or, if delinquent, which are being contested in good faith and disclosed on Schedule 5.13;

(e) Customary Post-Closing Consents and any required notices to, or filings with, Governmental Authorities in connection with the consummation of the transactions contemplated by this Agreement to the extent customarily filed following Closing;

(f) to the extent not triggered prior to Closing, conventional rights of reassignment upon final intention to abandon or release any of the Assets;

(g) such Title Defects as Buyer has expressly waived in writing;

(h) all applicable Permits and Laws and all rights reserved to or vested in any Governmental Authority: (i) to control or regulate any Asset in any manner; (ii) by the terms of any right, power, franchise, grant, license or permit, or by any provision of Law, to terminate such right, power, franchise, grant, license or permit or to purchase, condemn, expropriate or recapture or to designate a purchaser of any of the Assets; (iii) to use such property in a manner which would not reasonably be expected to materially impair the use of such property for the purposes for which it is currently owned and operated; or (iv) to enforce any obligations or duties affecting the Assets to any Governmental Authority with respect to any franchise, grant, license or permit;

(i) rights of a common owner of any interest in the Easements or Permits held by Seller and such common owner as tenants in common or through common ownership, to the extent that the same does not prevent or substantially impair the ownership, operation or use of the Assets subject thereto as such Assets are currently owned, operated and used;

(j) easements, conditions, covenants, restrictions, servitudes, permits, rights-of-way, surface leases and other rights in the Assets for the purpose of operations, facilities, pipelines, transmission lines, transportation lines, distribution lines and other like purposes, or for the joint or common use of rights-of-way, facilities and equipment, to the extent, individually or in the aggregate, such rights would not prevent or substantially impair the ownership, operation or use of the Assets subject thereto as such Assets are currently owned, operated and used;

(k) vendors, carriers, warehousemen’s, repairmen’s, mechanics’, workmen’s, materialmen’s, construction or other like liens arising by operation of Law in the ordinary course of business or incident to the construction or improvement of any property in respect of obligations which are not yet due or delinquent;

(l) any calls on production under existing Applicable Contracts;

(m) any limitations (including drilling and operating limitations) imposed on the Assets by reason of the rights of subsurface owners or operators in a common property (including the rights of coal, utility and timber owners), to the extent that the same does not prevent or substantially impair the ownership, operation or use of the Assets subject thereto as such Assets are currently owned, operated and used;

(n) any mortgagor liens burdening a lessor’s interest in the Leases that (i) post-dates the creation of the applicable Lease or (ii) pre-dates the creation of the applicable Lease and (A) is not in foreclosure proceedings of which Seller has received service or written notice and, to Seller’s Knowledge, is not in default or (B) has been subordinated to the applicable Lease;

(o) liens created under Leases or Easements included in the Assets and/or operating agreements or production sales contracts or by operation of Law in respect of obligations that are not yet due or delinquent;

(p) any Encumbrance affecting the Assets that is discharged by Seller at or prior to Closing;

(q) any matters expressly identified as an Encumbrance in Exhibit A-1(a), Exhibit A-1(b), Exhibit A-1(c), Exhibit A-1(d) or Exhibit A-2;

(r) any obligations or duties affecting the Assets to any municipality or public authority, including any zoning and planning ordinances and municipal regulations (but excluding eminent domain or condemnation);

(s) the terms and conditions of the Applicable Contracts, if the net cumulative effect of such Applicable Contracts does not operate to (i) prevent or substantially impair the ownership, operation or use of the Assets subject thereto as such Assets are currently owned, operated and used, (ii) reduce the Net Revenue Interest of Seller with respect to the Target Formation in any Well to an amount less than the Net Revenue Interest for such Well as set forth in Exhibit A-2, (iii) obligate Seller to bear a Working Interest with respect to the Target Formation in any Well in any amount greater than the Working Interest for such Well as set forth in Exhibit A-2 (unless the Net Revenue Interest for such Well is greater than the Net Revenue Interest for such Well as set forth in Exhibit A-2 in the same proportion as any increase in such Working Interest), (iv) reduce the Net Acres of Seller with respect to the applicable Target

Formation in any Lease or Fee Mineral to an amount less than the Net Acres for such Lease or Fee Mineral as set forth in Exhibit A-1(a), Exhibit A-1(b), Exhibit A-1(c) or Exhibit A-1(d), as applicable, and (v) does not operate to increase the Burdens of Seller with respect to the applicable Target Formation in any Lease or Fee Mineral to an amount above the Burdens for such Lease or Fee Mineral as set forth in Exhibit A-1(a), Exhibit A-1(b), Exhibit A-1(c) or Exhibit A-1(d), as applicable;

(t) the terms and conditions of this Agreement;

(u) the litigation, suits and proceedings as set forth in Schedule 5.5;

(v) any matter that would not constitute a Title Defect under the definition of “Title Defect” in this Agreement; and

(w) all other Encumbrances, Contracts, instruments, obligations, defects and irregularities affecting any of the Assets that does not operate to (i) prevent or substantially impair the ownership, operation or use of the Assets subject thereto as such Assets are currently owned, operated and used, (ii) reduce the Net Revenue Interest of Seller with respect to the Target Formation in any Well to an amount less than the Net Revenue Interest for such Well as set forth in Exhibit A-2, (iii) obligate Seller to bear a Working Interest with respect to the Target Formation in any Well in any amount greater than the Working Interest for such Well as set forth in Exhibit A-2 (unless the Net Revenue Interest for such Well is greater than the Net Revenue Interest for such Well as set forth in Exhibit A-2 in the same proportion as any increase in such Working Interest), (iv) reduce the Net Acres of Seller with respect to the applicable Target Formation in any Lease or Fee Mineral to an amount less than the Net Acres for such Lease or Fee Mineral as set forth in Exhibit A-1(a), Exhibit A-1(b), Exhibit A-1(c) or Exhibit A-1(d), as applicable, and (v) does not operate to increase the Burdens of Seller with respect to the applicable Target Formation in any Lease or Fee Mineral to an amount above the Burdens for such Lease or Fee Mineral as set forth in Exhibit A-1(a), Exhibit A-1(b), Exhibit A-1(c) or Exhibit A-1(d), as applicable.

“Person” shall mean any individual, firm, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, Governmental Authority or any other entity.

“Personal Property” shall have the meaning set forth in the definition of “Assets”.

“Pipeline Imbalance” shall mean any marketing imbalance between the quantity of crude oil or other liquid Hydrocarbons attributable to the Assets required to be delivered by Seller under any Contract or Law relating to the purchase and sale, gathering, transportation, storage, processing or marketing of such crude oil or other liquid Hydrocarbons and the quantity of crude oil or other liquid Hydrocarbons attributable to the Assets actually delivered by Seller pursuant to the relevant Contract or at Law, together with any appurtenant rights and obligations concerning production balancing at the delivery point into the relevant sale, gathering, transportation, storage or processing facility.

“Pipeline Gas Imbalance” shall mean any marketing imbalance between the quantity of gaseous Hydrocarbons attributable to the Assets required to be delivered by Seller under any

Contract or Law relating to the purchase and sale, gathering, transportation, storage, processing or marketing of such gaseous Hydrocarbons and the quantity of gaseous Hydrocarbons attributable to the Assets actually delivered by Seller pursuant to the relevant Contract or at Law, together with any appurtenant rights and obligations concerning production balancing at the delivery point into the relevant sale, gathering, transportation, storage or processing facility.

“Post-Closing Tax Return” shall have the meaning set forth in Section 13.3(d).

“Pre-Closing Tax Return” shall have the meaning set forth in Section 13.3(d).

“Preferential Purchase Right” shall mean each preferential purchase right, right of first refusal or similar right pertaining to an Asset and the transactions contemplated hereby.

“Preliminary Escrow Release Amount” shall mean an amount equal to (a) one-half of the Escrow Holdback, less (b) the sum of (x) the aggregate amount of all Escrow Disbursements made on or before the Preliminary Escrow Release Time, plus (y) the aggregate amount attributable to all pending Claims for which a Claim Notice has been delivered to Seller pursuant to Section 12.7(b) on or before the Preliminary Escrow Release Time; in each case, to the extent no Escrow Disbursement has been made with respect to such Claim.

“Preliminary Settlement Statement” shall have the meaning set forth in Section 3.4.

“Property Expenses” shall mean all (a) operating expenses (but excluding all insurance premiums or any other costs of insurance attributable to Seller’s and/or its Affiliates’ insurance and to coverage periods from and after the Effective Time) incurred in the ownership and operation of the Assets in the ordinary course of business and, where applicable, in accordance with the relevant operating or unit agreement, (b) capital expenditures incurred in the ownership and operation of the Assets in the ordinary course of business and, where applicable, in accordance with the relevant operating or unit agreement, and (c) overhead costs charged or chargeable (as if Seller as operator was charging such overhead costs to itself) to the Assets under the relevant operating agreement or unit agreement, if any, including costs of title examination, costs of surface preparation for drilling and costs of drilling wells; but, in each case, excluding Liabilities attributable to (i) personal injury or death, property damage or violation of any Law, (ii) obligations to plug wells and dismantle or decommission facilities, (iii) the Remediation of or other cost associated with any Environmental Condition, including any costs associated with the Environmental Conditions set forth on Schedule 1.1(b), (iv) obligations with respect to Imbalances, (v) obligations to pay Working Interests, Burdens or other interest owners revenues or proceeds attributable to sales of Hydrocarbons relating to the Assets, including those held in suspense, (vi) any Retained Obligations, (vii) any amounts paid to obtain any Hard Consent and/or any specified payment obligation required pursuant to any Lease or Applicable Contract in order to transfer of any Asset to Buyer, (viii) Title Defect Amounts or amounts paid to cure any Title Defects, (ix) Asset Taxes, (x) costs of Lease renewals and/or extensions of the Leases or (xi) any marketing fees applicable to the Assets under the Raider Services Agreement.

“Purchase Price” shall have the meaning set forth in Section 3.1.

“Raider Contracts” shall mean those Contracts as set forth in Schedule 1.1(c).

“Raider Services Agreement” shall mean that certain Marketing Services Agreement by and between EOC, EXCO Services, Inc. and Raider Marketing, LP.

“Records” shall mean all of Seller’s and its Affiliates’ files, records and data (including electronic data) including but not limited to lease files, land files, wells files, mud logs, digital well files, drilling logs, drilling surveys, division order files, abstracts, title files, engineering and/or production files, maps and Tax and accounting records; in each case, to the extent related to the Assets (and excluding Excluded Assets).

“Recourse Parties” shall have the meaning set forth in Section 13.19.

“Remediation” shall mean, with respect to an Environmental Condition, the investigation, monitoring, removal, response, construction, closure, disposal or other corrective actions or cure (in each case) required or allowed under Environmental Laws that completely addresses and resolves for current use the identified Environmental Condition in its entirety as compared to any other response that is required or allowed under Environmental Laws.

“Remediation Amount” shall mean, with respect to an Environmental Condition, the cost of the most cost-effective Remediation of such Environmental Condition that is reasonably available (considered as a whole taking into consideration any material negative impact such response may have on the operations of the relevant Assets, as well as the health and safety of any potentially affected Person, and giving due regard for customary industry practices and risk insurance requirements); provided, however, that “Remediation Amount” shall not include (a) the costs of Buyer’s and/or its Affiliate’s employees or attorneys, (b) the costs of Buyer’s and/or its Affiliate’s environmental consultants solely to the extent related to Buyer’s environmental due diligence pursuant to Section 8.1(b), (c) expenses to the extent that they are ordinary costs of doing business regardless of the presence of an Environmental Condition (e.g., those costs that would ordinarily be incurred in the day-to-day operations of the Assets or in connection with Permit renewal/amendment activities), (d) overhead costs of Buyer and/or its Affiliates, (e) costs and expenses that would not have been required under Environmental Laws as they exist on the Closing Date or, if prior to the Closing Date, the date on which the Remediation action is being undertaken, or (f) any costs or expenses relating to the assessment, remediation, removal, abatement, transportation and disposal of any asbestos, asbestos-containing materials or NORM (unless required to address a violation of Environmental Law).

“Replacement NAESB” shall have the meaning set forth in Section 7.16.

“Requisite Financial Statement Information” shall have the meaning set forth in Section 7.14(a).

“Retained Obligations” shall have the meaning set forth in Section 12.1(b).

“Scheduled Closing Date” shall have the meaning set forth in Section 2.4.

“Securities Act” shall have the meaning set forth in Section 6.10.

“Seller” shall have the meaning set forth in the introductory paragraph of this Agreement.

“Seller Certificate” shall have the meaning set forth in Section 4.2(c).

“Seller Indemnified Parties” shall have the meaning set forth in Section 12.3.

“Special Warranty” shall have the meaning set forth in Section 9.1(b).

“Straddle Period” shall mean any Tax period beginning before and ending after the Effective Time.

“Subject Title Defect” shall have the meaning as set forth in Section 9.2(c)(i).

“Surface Interests” shall have the meaning set forth in the definition of “Assets”.

“Suspense Funds” shall mean all amounts held by Seller in suspense that are attributable to the Assets.

“Target Area” shall mean that area as set forth in Exhibit A-4.

“Target Formation” shall mean (a) with respect to each Lease as set forth in Exhibit A-1(a) and each Fee Mineral as set forth in Exhibit A-1(d), the Eagle Ford Formation, (b) with respect to each Lease as set forth in Exhibit A-1(b), the Austin Chalk Formation, (c) with respect to each Lease as set forth in Exhibit A-1(c), the Buda Formation, and (d) with respect to each Well, the currently producing formation for such Well.

“Tax” or “Taxes” shall mean (i) all taxes, assessments, duties, levies, imposts or other similar charges imposed by a Governmental Authority, including all income, franchise, profits, capital gains, capital stock, transfer, gross receipts, sales, use, transfer, service, occupation, ad valorem, property, excise, severance, windfall profit, premium, stamp, license, payroll, employment, social security, unemployment, disability, environmental (including taxes under Code Section 59A), alternative minimum, add-on, value-added, withholding (including backup withholding) and other taxes, assessments, duties, levies, imposts or other similar charges of any kind whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), and all estimated taxes, deficiency assessments, additions to tax, additional amounts imposed by any Governmental Authority, penalties and interest and (ii) any liability for amounts described in clause (i) of any other Person imposed upon as transferee or successor, by contract, or otherwise.

“Tax Returns” shall mean any report, return, election, document, estimated Tax filing, declaration or other filing provided to any Taxing Authority, including any amendments thereto.

“Taxing Authority” shall mean, with respect to any Tax, the Governmental Authority that imposes such Tax, and the Governmental Authority (if any) charged with the collection of such Tax, including any Governmental Authority that imposes, or is charged with collecting, social security or similar charges or premiums.

“Termination Date” means the date on which a Party is entitled to terminate this Agreement pursuant to Section 11.1.

“Third Party” shall mean any Person other than a Party to this Agreement or an Affiliate of a Party to this Agreement.

“Title Arbitrator” shall have the meaning set forth in Section 9.2(j).

“Title Benefit” shall mean, with respect to the Target Formation for any Well or Lease, any right, circumstance or condition existing as of the Effective Time or immediately prior to Closing that (without duplication) operates to: (a) increase the Net Revenue Interest of Seller with respect to the Target Formation in such Well above that shown for such Well as set forth in Exhibit A-2, as applicable; (b) decrease the Working Interest of Seller in any Well below that shown for such Well as set forth in Exhibit A-2, to the extent the same causes a decrease in Seller’s Working Interest that is proportionately greater than the decrease (if any) in Seller’s Net Revenue Interest therein below that as set forth in Exhibit A-2; (c) decrease the Burdens with respect to any Lease or Fee Mineral below the Burdens shown for such Lease or Fee Mineral as set forth in Exhibit A-1(a), Exhibit A-1(b), Exhibit A-1(c) or Exhibit A-1(d), as applicable; or (d) increase the Net Acres of Seller in any Lease or Fee Mineral above that shown for such Lease or Fee Mineral as set forth in Exhibit A-1(a), Exhibit A-1(b), Exhibit A-1(c) or Exhibit A-1(d), as applicable.

“Title Benefit Amount” shall have the meaning set forth in Section 9.2(e).

“Title Benefit Notice” shall have the meaning set forth in Section 9.2(b).

“Title Benefit Property” shall have the meaning set forth in Section 9.2(e).

“Title Defect” shall mean any Encumbrance, defect or other matter that causes Seller not to have Defensible Title, solely with respect to the Target Formation for such Lease, Fee Mineral or Well, to any Lease as set forth in Exhibit A-1(a), Exhibit A-1(b) or Exhibit A-1(c), Fee Mineral as set forth in Exhibit A-1(d) or any Well as set forth in Exhibit A-2; provided that the following shall not be considered Title Defects:

(a) defects arising out of lack of corporate or other entity authorization, unless Buyer provides evidence that such corporate or other entity action was not authorized or results in another Person’s actual and superior claim of title to the relevant Asset;

(b) defects based on a gap in Seller’s chain of title in the applicable county records, unless such gap is shown to exist in such records by an abstract of title, title opinion or landman’s title chain or run sheet which documents shall be included in a Title Defect Notice and could reasonably be expected to result in another Person’s actual and superior claim of title to the relevant Asset;

(c) defects based upon the failure to record any state Leases included in the Assets or any assignments of interests in such Leases included in the Assets in any applicable county records, unless such failure results in another Person’s actual and superior claim of title to such Leases;

(d) defects arising from any prior oil and gas lease relating to the lands covered by the Leases not being surrendered of record, unless Buyer provides evidence that such prior oil and gas lease is still in effect and could reasonably be expected to result in another Person’s actual and superior claim of title to the relevant Lease;

(e) defects that affect only which Person has the right to receive Burden payments (rather than the amount of the proper payment of such Burden payment) and that do not affect the validity of the underlying Lease or Fee Mineral, in each case, to the extent same do not, individually or in the aggregate (i) operate to reduce the Net Revenue Interest of Seller with respect to the Target Formation in any Well to an amount less than the Net Revenue Interest for such Well as set forth in Exhibit A-2, (ii) obligate Seller to bear a Working Interest with respect to the Target Formation in any Well in any amount greater than the Working Interest for such Well as set forth in Exhibit A-2 (unless the Net Revenue Interest for such Well is greater than the Net Revenue Interest for such Well as set forth in Exhibit A-2 in the same proportion as any increase in such Working Interest), (iii) operate to increase the Burdens with respect to any Lease or Fee Mineral above the Burdens shown for such Lease or Fee Mineral as set forth in Exhibit A-1(a), Exhibit A-1(b), Exhibit A-1(c) or Exhibit A-1(d), as applicable, or (iv) operate to reduce the Net Acres of Seller with respect to the applicable Target Formation in any Lease or Fee Mineral to an amount less than the Net Acres for such Lease or Fee Mineral as set forth in Exhibit A-1(a), Exhibit A-1(b), Exhibit A-1(c) or Exhibit A-1(d), as applicable;

(f) defects based solely on the lack of information in Seller’s files, unless Buyer provides evidence that such defects result in another Person’s actual and superior claim of title to the relevant Asset;

(g) any Permit, Easement, renewal or extension of any of the Lease, unit designation, production and drilling unit, or production sharing arrangement, (in each case) not yet obtained, formed or created, so long as the same are not required in connection with the ownership or operation of the Assets as currently owned and operated;

(h) Encumbrances created under deeds of trust, mortgages and similar instruments by the lessor under a Lease covering the lessor’s surface and/or mineral interests in the land covered thereby that would customarily be accepted in taking or purchasing such Leases and for which a reasonably prudent lessee would not customarily seek a subordination of such Encumbrance to the oil and gas leasehold estate prior to conducting drilling activities on the Lease;

(i) all defects or irregularities that have been cured or remedied by applicable statutes of limitation or statutes of prescription;

(j) all defects or irregularities resulting from lack of survey, unless such survey is required by applicable Law;

(k) all defects or irregularities resulting from the liens, production payments or mortgages that have expired on their own terms or the enforcement of which are barred by applicable statute of limitations;

(l) all defects in the chain of title consisting of the failure to recite marital status in a document or omissions of successions of heirship or estate proceedings, unless Buyer provides evidence that such failure results in another Person’s actual and superior claim of title to the relevant Asset;

(m) defects based upon the exercise of any Preferential Purchase Rights or failure to obtain any consents;

(n) defects or irregularities resulting from or related to probate proceedings or the lack thereof, which defects or irregularities have been outstanding for 10 years or more unless Buyer provides evidence that such probate proceedings or lack thereof results in another Person’s actual and superior claim of title to the relevant Asset;

(o) any Permits, Easements, renewals or extensions of any of the Leases, unit designations, production and drilling units, or production sharing arrangements, (in each case) not yet obtained, formed or created, in each case, to the extent same do not, individually or in the aggregate, (i) operate to reduce the Net Revenue Interest of Seller with respect to the Target Formation in any Well to an amount less than the Net Revenue Interest for such Well as set forth in Exhibit A-2, (ii) obligate Seller to bear a Working Interest with respect to the Target Formation in any Well in any amount greater than the Working Interest for such Well as set forth in Exhibit A-2 (unless the Net Revenue Interest for such Well is greater than the Net Revenue Interest for such Well as set forth in Exhibit A-2 in the same proportion as any increase in such Working Interest), (iii) operate to increase the Burdens with respect to any Lease or Fee Mineral above the Burdens shown for such Lease or Fee Mineral as set forth in Exhibit A-1(a), Exhibit A-1(b), Exhibit A-1(c) or Exhibit A-1(d), as applicable, or (iv) operate to reduce the Net Acres of Seller with respect to the applicable Target Formation in any Lease or Fee Mineral to an amount less than the Net Acres for such Lease or Fee Mineral as set forth in Exhibit A-1(a), Exhibit A-1(b), Exhibit A-1(c) or Exhibit A-1(d), as applicable;

(p) all defects arising from any change in Laws following the Execution Date;

(q) defects based on the failure to properly and timely pay, in accordance with the terms of any Lease, compensatory royalties arising out of any offset drilling obligations, which compensatory royalties are due by Seller and/or any of its Affiliates prior to the Closing Date and attributable to the Assets (net to Seller’s interest); and

(r) any Encumbrance or loss of title affecting ownership interests in formations other than the Target Formation.

“Title Defect Amount” shall have the meaning set forth in Section 9.2(g).

“Title Defect Notice” shall have the meaning set forth in Section 9.2(a).

“Title Defect Property” shall have the meaning set forth in Section 9.2(a).

“Title Indemnity Agreement” shall have the meaning set forth in Section 9.2(d)(ii).

“Transaction Documents” shall mean those documents executed and delivered pursuant to or in connection with this Agreement.

“Transfer Taxes” shall have the meaning set forth in Section 13.3(a).

“Transferred Employee” shall have the meaning set forth in Section 7.7(a).

“Transition Services Agreement” shall have the meaning set forth in Section 7.15.

“Treasury Regulations” shall mean the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to sections of the Treasury Regulations shall include any corresponding provision or provisions of succeeding, similar, substitute, proposed or final Treasury Regulations.

“Units” shall have the meaning set forth in the definition of “Assets”.

“Well Imbalance” shall mean any imbalance at the wellhead between the amount of crude oil or other liquid Hydrocarbons produced from a Well and allocable to the interests of Seller therein and the shares of crude oil or other liquid Hydrocarbons production from the relevant Well to which Seller is entitled, together with any appurtenant rights and obligations concerning future in kind and/or cash balancing at the wellhead.

“Well Gas Imbalance” shall mean any imbalance at the wellhead between the amount of gaseous Hydrocarbons produced from a Well and allocable to the interests of Seller therein and the shares of gaseous Hydrocarbons production from the relevant Well to which Seller is entitled, together with any appurtenant rights and obligations concerning future in kind and/or cash balancing at the wellhead.

“Wells” shall have the meaning set forth in the definition of “Assets”.

“Working Interest” shall mean, with respect to any Well or Lease, the interest in and to such Well or Lease that is burdened with the obligation to bear and pay costs and expenses of maintenance, development and operations on or in connection with such Well or Lease, but without regard to the effect of any Burdens and other similar burdens upon, measured by or payable out of production therefrom.

1.2 References and Rules of Construction. All references in this Agreement to Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of or to this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections and other subdivisions of this Agreement are for convenience only, do not constitute any part of this Agreement, and shall be disregarded in construing the language hereof. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof,” and words of similar import, refer to this Agreement as a whole and not to any particular Article, Section, subsection or other subdivision unless expressly so limited. The words “this Article,” “this Section” and “this subsection,” and words of similar import, refer only to the Article, Section or subsection hereof in which such words occur. Wherever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limiting the foregoing in any respect”. All references to “$” or “dollars” shall be deemed references to United States dollars. Each accounting term not defined herein shall have the meaning given to it under GAAP as interpreted as of the Execution Date. Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires. The words “shall” and “will” are used interchangeably throughout this Agreement and shall accordingly be given the same meaning, regardless of which word is used. References to any date and/or time shall mean such date or time, as applicable, in Dallas, Texas and for purposes of calculating the time period in which any notice or action is to be given or undertaken hereunder, such period shall be deemed to begin at 12:01 a.m. on the applicable date in Dallas, Texas.

ARTICLE II

PURCHASE AND SALE

2.1 Purchase and Sale. Subject to the terms and conditions of this Agreement, Seller agrees to sell, and Buyer agrees to purchase and pay for, the Assets.

2.2 Excluded Assets. Seller shall reserve and retain all of the Excluded Assets.

2.3 Revenues and Expenses.

(a) Seller shall be entitled to all of the rights of ownership attributable to the Assets (including the right to all production, proceeds of production and other proceeds) and shall remain responsible for all Property Expenses, in each case, attributable to the period of time prior to the Effective Time. Subject to the occurrence of Closing, Buyer shall be entitled to all of the rights of ownership attributable to the Assets (including the right to all production, proceeds of production and other proceeds), and shall be responsible for all Property Expenses, in each case, from and after the Effective Time. Subject to Section 13.3(a), all Property Expenses that are: (a) incurred with respect to operations conducted or production prior to the Effective Time shall be paid by or allocated to Seller and (b) incurred with respect to operations conducted or production from and after the Effective Time shall be paid by or allocated to Buyer.

(b) Such amounts that are received or paid during the period from the Execution Date up to Closing shall be accounted for in the Preliminary Settlement Statement or Final Settlement Statement, as applicable. Such amounts that are received or paid after Closing but prior to the date of the delivery of the Final Settlement Statement shall be accounted for in the Final Settlement Statement. If, after the delivery of the Final Settlement Statement, (i) any Party receives monies belonging to the other, including proceeds of production, then (unless accounted for in the Final Settlement Statement that is agreed to, or deemed agreed to, by the Parties) such amount shall, within 10 Business Days after the end of the month in which such amounts were received, be paid over to the proper Party, (ii) any Party pays monies for Property Expenses which are the obligation of the other Party hereto, then (unless accounted for in the Final Settlement Statement that is agreed to, or deemed agreed to, by the Parties) such other Party shall, within 10 Business Days after the end of the month in which the applicable invoice and proof of payment of such invoice were received, reimburse the Party which paid such Property Expenses, (iii) a Party receives an invoice of an expense or obligation which is owed by the other Party, then (unless accounted for in the Final Settlement Statement that is agreed to, or deemed agreed to, by the Parties) such Party receiving the invoice shall promptly forward such invoice to the Party obligated to pay the same, and (iv) an invoice or other evidence of an obligation is received by a Party, which is partially an obligation of both Seller and Buyer, then (unless accounted for in the Final Settlement Statement that is agreed to, or deemed agreed to, by the Parties) the Parties shall consult with each other, and each shall promptly pay its portion of such obligation to the obligee. After Closing, each Party shall be entitled to participate in all joint interest audits and other audits of Property Expenses for which such Party is entirely or in part responsible under the terms of this Section 2.3.

(c) Notwithstanding anything in this Agreement to the contrary, the final accounting for any and all Property Expenses and all production, production proceeds and other proceeds relating to the Assets shall occur on the 12-month anniversary of the Closing Date, and there shall be no adjustment for, or obligation to pay, any Property Expenses or such proceeds between the Parties following such 12-month anniversary.

2.4 Closing. Subject to the conditions set forth in this Agreement, the sale by Seller and the purchase by Buyer of the Assets pursuant to this Agreement (the “Closing”) shall occur on or before 9:00 a.m. (Prevailing Central Time) on June 1, 2017 (the “Scheduled Closing Date”) or such other date as Buyer and Seller may agree upon in writing; provided that if the conditions to Closing in Article IV have not yet been satisfied or waived by the Scheduled Closing Date, then Closing shall occur five Business Days after such conditions have been satisfied or waived. The date Closing actually occurs shall be the “Closing Date”.

2.5 Place of Closing. Closing shall be held at the offices of Latham & Watkins LLP, located at 811 Main Street, Suite 3700, Houston, Texas 77002.

2.6 Closing Obligations. At Closing, the following documents shall be delivered and the following events shall occur, the execution of each document and the occurrence of each event being a condition precedent to the others and each being deemed to have occurred simultaneously with the others:

(a) Seller and Buyer shall acknowledge the Preliminary Settlement Statement and Buyer shall deliver to Seller, to the account designated in the Preliminary Settlement Statement, by direct bank or wire transfer in same day funds, the Closing Adjusted Purchase Price (after giving effect to the Deposit and the Escrow Holdback);

(b) Seller and Buyer shall execute and deliver to the Escrow Agent a joint instruction directing the Escrow Agent to release to Seller from the Escrow Account an amount equal to the Deposit, less the Escrow Holdback;

(c) Seller and Buyer shall execute, acknowledge and deliver the Assignment, in sufficient counterparts to facilitate recording in the applicable counties where the Assets are located;

(d) Seller shall cause Raider Marketing LP to execute and deliver, and Buyer shall execute and deliver, the Assignment and Assumption Agreement;

(e) Seller shall deliver an executed statement described in Treasury Regulation §1.1445-2(b)(2), substantially in the form of Exhibit D;

(f) Seller and Buyer shall execute and deliver all forms and applications required by applicable Governmental Authorities to designate Buyer as owner and/or, to the extent Seller was the operator thereof, operator of record, as applicable, with respect to the Assets on forms prepared by Seller;

(g) Seller shall deliver releases of any mortgages, deeds of trust, pledges, financing statements and security agreements made by Seller or its Affiliates for borrowed money affecting Seller’s interest in the Assets (provided that, prior to Closing, Seller shall deliver to Buyer written copies of any such releases with sufficient time to allow Buyer and the Financing Sources reasonable opportunity to provide comments thereto);

(h) Seller and Buyer shall execute the Transition Services Agreement;

(i) Seller shall deliver evidence reasonably satisfactory to Buyer that the Raider Services Agreement has been terminated with respect to the Assets effective on or prior to the Closing Date; and

(j) Seller and Buyer shall execute and deliver any other agreements, instruments and documents which are required by other terms of this Agreement to be executed and/or delivered at Closing.

ARTICLE III

PURCHASE PRICE

3.1 Purchase Price. The aggregate purchase price for the Assets shall be $300,000,000 (the “Purchase Price”), adjusted in accordance with this Agreement and payable by Buyer to Seller at Closing by wire transfer in same day funds to a bank account of Seller (the details of which shall be provided by to Buyer in the Preliminary Settlement Statement).

3.2 Deposit. Concurrently with the execution of this Agreement, Buyer has deposited by wire transfer in same day funds into the Escrow Account an amount equal to 10% of the Purchase Price (such amount, together with any interest earned thereon, the “Deposit”). On the Closing Date (or at such time prior thereto, as may be required by the Escrow Agent in order to release such funds at Closing), Seller and Buyer shall provide an Instruction Letter instructing the Escrow Agent to release an amount equal to (i) the Deposit less (ii) the Escrow Holdback to Seller at Closing. The Escrow Holdback shall be held by the Escrow Agent and released after Closing pursuant to Section 7.12. If Closing occurs, the Deposit (including, for the avoidance of doubt, the Escrow Holdback and all interest accrued on the Deposit) shall be applied toward the Purchase Price. If this Agreement is terminated prior to Closing in accordance with Section 11.1, the provisions of Section 11.2 shall be applicable and the Deposit shall be handled in accordance therewith.

3.3 Adjustments to Purchase Price. The Purchase Price shall be adjusted as follows, and the resulting amount shall be herein called the “Adjusted Purchase Price”:

(a) The Purchase Price shall be adjusted upward by the following amounts (without duplication):

(i) to the extent that the proceeds for such volumes have not been received by Seller or its Affiliates, an amount equal to the value of all (A) Hydrocarbons attributable to the Leases, Fee Minerals and/or Wells in pipelines (including linefill), tanks, central facilities or storage facilities above the pipeline sales connection, in each case, as of the Effective Time, plus (B) the unsold inventory of gas products attributable to the Leases, Fee Minerals and/or Wells as of the Effective Time, in each case such value to be based upon the contract price in effect as of the Effective Time (or if no such contract is in effect, the market value in the area as of the Effective Time), less (1) amounts payable as Burdens out of such production, (2) amounts attributable to interests of other Working Interest owners, and (3) severance taxes deducted by the purchaser of such production;

(ii) an amount equal to any of the following amounts paid by Seller or its Affiliates: (A) all Property Expenses, (B) all Burdens upon, measured by or payable out of proceeds of production, (C) rentals and other lease maintenance payments, and (D) costs of acquiring necessary Easements (for the avoidance of doubt, excluding any costs to transfer such Easements to Buyer); (in each case) net of any sales, excise or similar Taxes in connection therewith reimbursed to Seller or its Affiliates, as applicable, by any Third Party purchaser and that are attributable to the ownership or operation of the Assets from and after the Effective Time up to Closing (whether paid prior to, on, or after the Effective Time);

(iii) to the extent that Seller’s interest in any of the Wells is underproduced with respect to any Hydrocarbons as of the Effective Time, the sum of $0.0], which is an amount equal to the product of (A) the underproduced volumes times (B) $49.09/Bbl for liquid Hydrocarbons;

(iv) to the extent that any Hydrocarbons attributable to Seller’s interest in any of the Wells have been overdelivered as of the Effective Time, the sum of $0.00, which is an amount equal to the product of (A) the overdelivered volumes times (B) $49.09/Bbl for liquid Hydrocarbons;

(v) the amount of all Asset Taxes prorated to Buyer in accordance with Section 13.3(b) but paid or payable by Seller; and

(vi) any other amount provided for elsewhere in this Agreement or otherwise agreed upon by Seller and Buyer.

(b) The Purchase Price shall be adjusted downward by the following amounts (without duplication):

(i) an amount equal to all proceeds received by Seller or its Affiliates attributable to the ownership or operation of the Assets from and after the Effective Time up to Closing, including the sale of Hydrocarbons produced from the Assets or allocable thereto, net of any sales, excise or similar Taxes in connection therewith not reimbursed to Seller or its Affiliates, as applicable, by a Third Party purchaser;

(ii) the amount of all Asset Taxes prorated to Seller in accordance with Section 13.3(b) but paid or payable by Buyer;

(iii) to the extent that Seller’s interest in any of the Wells is overproduced with respect to any Hydrocarbons as of the Effective Time, the sum of $0.00, which is an amount equal to the product of (A) the overproduced volumes times (B) $49.09/Bbl for liquid Hydrocarbons;

(iv) to the extent that any Hydrocarbons attributable to Seller’s interest in any of the Wells have been underdelivered as of the Effective Time, the sum of $0.00, which is an amount equal to the product of (A) the underdelivered volumes times (B) $49.09/Bbl for liquid Hydrocarbons;

(v) any reductions to the Purchase Price in accordance with Section 9.2(d);

(vi) any reductions to the Purchase Price in accordance with Section 9.3(b);

(vii) any reductions to the Purchase Price in accordance with Section 10.1(c);

(viii) the Allocated Value of any Assets excluded from the transactions contemplated hereby pursuant to Section 8.1(b), Section 9.2(d)(iii), Section 9.4 or Section 10.1(c)(ii); and

(ix) any other amount provided for elsewhere in this Agreement or otherwise agreed upon by Seller and Buyer.

(c) For the avoidance of doubt, in the event Seller or its Affiliates receive an overpayment of proceeds for which Buyer receives an adjustment to the Purchase Price under Section 3.3(b) and Seller is subsequently required to reimburse or otherwise account for such overpayment to a Third Party, Seller shall, upon delivery to Buyer of reasonable documentation of Seller’s reimbursement or accounting to such Third Party, be entitled to a reimbursement from Buyer of such overpayment amount, which if such amount is known prior to the issuance of the Final Settlement Statement, shall be reflected as an adjustment on the Final Settlement Statement.

3.4 Preliminary Settlement Statement. Not less than five Business Days prior to Closing, Seller shall prepare in good faith and submit to Buyer for review a draft settlement statement (the “Preliminary Settlement Statement”) that shall set forth the Closing Adjusted Purchase Price and provide reasonable supporting documentation of the adjustments used to determine such amount, together with any amounts to be deposited in the Defects Escrow and the designation of Seller’s accounts for the wire transfers of funds. Within three Business Days of receipt of the Preliminary Settlement Statement, Buyer shall deliver to Seller a written report containing all changes with the explanation therefor that Buyer proposes to be made to the Preliminary Settlement Statement and the Closing Adjusted Purchase Price. The Preliminary Settlement Statement, as agreed upon by the Parties, shall be used to adjust the Purchase Price at Closing; provided that if the Parties do not agree upon an adjustment set forth in the Preliminary Settlement Statement, then (absent manifest error) the amount of such adjustment used to determine the Closing Adjusted Purchase Price shall be that amount set forth in the draft Preliminary Settlement Statement delivered by Seller to Buyer pursuant to this Section 3.4.

3.5 Final Settlement Statement. On or before the later of (a) five Business Days following the resolution of any arbitration proceeding pursuant to Section 9.2(j) or Section 10.1(f) and (b) 120 days after Closing, a final settlement statement (the “Final Settlement Statement”) shall be prepared by Seller based on actual income and expenses during the period from and after the Effective Time until Closing and which takes into account all final adjustments made to the Purchase Price and shows the resulting final Adjusted Purchase Price. The Final Settlement Statement shall set forth the actual proration of the amounts required by this Agreement. As soon as practicable, and in any event within 30 days after receipt of the Final Settlement Statement, Buyer shall return to Seller a written report containing any proposed changes to the final adjustments to the Purchase Price (other than those adjustments with respect to title and environmental matters) and an explanation of any such changes and the reasons therefor (the “Dispute Notice”). Buyer’s failure to deliver to Seller a Dispute Notice detailing proposed changes to the Final Settlement Statement by such date shall be deemed to be an acceptance by Buyer of the Final Settlement Statement delivered by Seller and any changes to the Final Settlement Statement as initially prepared by Seller that are proposed or requested by Buyer and not included in the Dispute Notice shall be deemed waived, and Seller’s determinations with respect to all such adjustments in the Final Settlement Statement that are not addressed in the Dispute Notice shall prevail. If the final Purchase Price set forth in the Final Settlement Statement is mutually agreed upon by Seller and Buyer or deemed agreed pursuant to the foregoing (or determined by the Accounting Arbitrator pursuant to Section 3.6), the Final Settlement Statement and such final Adjusted Purchase Price (the “Final Price”), shall be final and binding on the Parties. Any difference in the Closing Adjusted Purchase Price as paid at Closing pursuant to the Preliminary Settlement Statement and the Final Price shall be paid by the owing Party on or before the date that is 10 Business Days following agreement or deemed agreement (or determination by the Accounting Arbitrator, as applicable) (such date, the “Final Payment Date”) to the owed Party. In addition, on or before the Final Payment Date, Seller shall transfer to Buyer all Suspense Funds. All amounts paid or transferred pursuant to this Section 3.5 shall be delivered in United States currency by wire transfer of immediately available funds to the account specified in writing by the relevant Party.

3.6 Disputes. If Seller and Buyer are unable to resolve the matters addressed in the Dispute Notice, each of Buyer and Seller shall within 20 Business Days after the delivery of such Dispute Notice, summarize its position with regard to such matters in the Dispute Notice in a written document of 20 pages or less and submit such summaries to the Dallas, Texas office of Ernst & Young or such other Person as the Parties may mutually select (subject to the last sentence in this Section 3.6, the “Accounting Arbitrator”), together with the Dispute Notice, the Final Settlement Statement and any other documentation such Party may desire to submit. The Parties shall instruct the Accounting Arbitrator to render, within 20 Business Days after receiving the Parties’ respective submissions, a decision choosing either Seller’s position or Buyer’s position with respect to each matter addressed in any Dispute Notice, based on the materials described above. The Accounting Arbitrator, once appointed, shall have no ex parte communications with the Parties concerning the expert determination or the underlying dispute. Any decision rendered by the Accounting Arbitrator pursuant hereto shall be final, conclusive and binding on Seller and Buyer and shall be enforceable against any of the Parties in any court of competent jurisdiction. Seller and Buyer shall each bear its own legal fees and other costs of presenting its case. The costs of such Accounting Arbitrator shall be borne one-half by Seller and one-half by Buyer. In the event that Ernst & Young declines to serve as the Accounting Arbitrator and the Parties are unable to agree, within five Business Days of Ernst & Young declining to so serve, upon another Person to serve as Accounting Arbitrator, then the Accounting Arbitrator shall be selected by lot from among the independent national accounting firms that have not represented any Party or its Affiliates at any time during the three-year period of time immediately preceding its designation hereunder. THE ACCOUNTING ARBITRATOR SHALL ACT AS AN EXPERT FOR THE LIMITED PURPOSE OF DETERMINING THE SPECIFIC DISPUTE PRESENTED TO IT, SHALL NOT CONSIDER, HEAR OR DECIDE ANY MATTERS EXCEPT THE SPECIFIC DISPUTES PRESENTED AND SHALL NOT AWARD DAMAGES, INTEREST OR PENALTIES (INCLUDING PUNITIVE OR EXEMPLARY DAMAGES, CONSEQUENTIAL, SPECIAL OR INDIRECT DAMAGES) TO ANY PARTY. IN ADDITION, THE ACCOUNTING ARBITRATOR SHALL AGREE IN WRITING TO KEEP STRICTLY CONFIDENTIAL THE SPECIFICS AND EXISTENCE OF ANY MATTERS SUBMITTED AS WELL AS ALL PROPRIETARY RECORDS OF THE PARTIES, IF ANY, REVIEWED BY THE ACCOUNTING ARBITRATOR IN THE PROCESS OF RESOLVING SUCH DISPUTES.

3.7 Allocation of Purchase Price; Allocated Values. Buyer and Seller agree that the unadjusted Purchase Price shall be allocated among the Assets as set forth in Exhibit A-1(a), Exhibit A-1(b), Exhibit A-1(c), Exhibit A-1(d) and Exhibit A-2, as applicable. The “Allocated Value” for any Asset equals the portion of the unadjusted Purchase Price allocated to such Asset as set forth in Exhibit A-1(a), Exhibit A-1(b), Exhibit A-1(c), Exhibit A-1(d) and Exhibit A-2, as applicable. Such Allocated Values shall be used in calculating adjustments to the Purchase Price as provided herein. Buyer and Seller also agree (a) that the Allocated Values, as adjusted, shall be used by Seller and Buyer as the basis for reporting asset values and other items for purposes of this Section 3.7, and (b) that neither they nor their Affiliates shall take positions inconsistent with such Allocated Values in notices to Governmental Authorities, in audit or other proceedings with respect to Taxes, in notices to Preferential Purchase Right holders or in other documents or notices relating to the transactions contemplated by this Agreement.

3.8 Allocation of Consideration for Tax Purposes. Seller and Buyer agree that the portion of the Purchase Price, as adjusted, attributable to the Assets and the Assumed Obligations and other amounts treated for Tax purposes as consideration for a sale transaction (to the extent known at such time) (collectively, the “Allocable Amount”) shall be allocated among the various Assets for Tax purposes. The initial draft of such allocations shall be prepared by Seller in a manner consistent with the related Allocated Values as set forth in Exhibit A-1(a), Exhibit A-1(b), Exhibit A-1(c), Exhibit A-1(d) and Exhibit A-2, as applicable, and shall be provided to Buyer no later than 30 days after delivery of the Final Settlement Statement. Seller and Buyer shall then cooperate to prepare a final schedule of the Allocable Amount among the Assets, which shall also be materially consistent with the Allocated Values (as adjusted, the “Allocation Schedule”). The Allocation Schedule shall be updated to reflect any adjustments to the Allocable Amount. The allocation of the Allocable Amount shall be reflected on a completed Internal Revenue Service Form 8594 (Asset Acquisition Statement under Section 1060), which Form shall be timely filed separately by Seller and Buyer with the Internal Revenue Service pursuant to the requirements of Section 1060(b) of the Code. In the event that Seller and Buyer reach an agreement with respect to the Allocation Schedule, neither Party shall take any position inconsistent with the allocations set forth in the Allocation Schedule unless required by applicable Law or with the consent of the other Parties.

ARTICLE IV

CONDITIONS TO CLOSING

4.1 Joint Conditions to Closing. The obligations of Buyer and Seller to consummate the transactions provided for herein are subject, at the option of Buyer or Seller, respectively, to the fulfillment by Buyer or Seller, respectively, or waiver by Buyer or Seller, respectively, on or prior to Closing, of each of the following conditions:

(a) No Legal Proceedings. No suit, action or other proceeding by any Third Party shall be pending before any Governmental Authority (i) seeking to restrain, prohibit, enjoin or declare illegal or (ii) seeking substantial damages in connection with, the Assets or the transactions contemplated by this Agreement.

(b) Title Defects and Environmental Defects. The sum of (i) the aggregate amount of all Title Defect Amounts agreed (or deemed agreed) to by the Parties, in each case, that exceed the Individual Title Defect Threshold (less the aggregate amount of all Title Benefit Amounts agreed (or deemed agreed) to by the Parties), plus (ii) the Allocated Value for all Assets for which Seller has made an election to exclude pursuant to Section 9.2(d)(iii), plus (iii) all Remediation Amounts agreed (or deemed agreed) to by the Parties, in each case, that exceed the Individual Environmental Defect Threshold, plus (iv) the aggregate amount of all Casualty Losses following the Execution Date agreed to by the Parties or, if not agreed prior to such date, as reasonably determined by Seller in good faith, plus (v) the Allocated Value of the Assets excluded from the transaction pursuant to Section 8.1 or Section 9.4 shall be not more than 20% of the Purchase Price. Notwithstanding any other provision herein to the contrary, in the event a Party notifies the other Party of its intention to terminate this Agreement in accordance with Section 11.1(d) for failure of the conditions set forth in this Section 4.1(b), such other Party may, prior to giving effect to Section 11.1(d), elect by written notice (an “Arbitration Notice”) to submit all unresolved disputes with respect to any Title Defects, Title Benefits, Title Defect Amounts, Title Benefit Amounts, Environmental Defects or Remediation Amounts to expert arbitration in accordance with Section 9.2(j) and/or Section 10.1(f), as applicable; provided that, in lieu of the timing provided in Section 9.2(j) and/or Section 10.1(f), as applicable, the Parties shall select a Title Arbitrator or Environmental Arbitrator, as applicable, within five Business Days of the delivery of the Arbitration Notice, each Party shall submit such Party’s position to the Title Arbitrator or Environmental Arbitrator, as applicable, within 10 Business Days of the delivery of an Arbitration Notice and each Party shall instruct the Title Arbitrator or Environmental Arbitrator, as applicable, to deliver a determination of (A) the Environmental Defect Amount(s) attributable to all disputed Environmental Defects, (B) the Title Defect Amount(s) attributable to all disputed Title Defects and/or (C) the Title Benefit Amount(s) attributable to all disputed Title Benefits, as applicable within 20 Business Days of the delivery of the Arbitration Notice. For the avoidance of doubt, (1) if a Party elects to initiate arbitration in accordance with this Section 4.1(b), neither Party may terminate this Agreement pursuant to Section 11.1(d) for failure of the conditions in this Section 4.1(b) until final resolution of such arbitration and (2) a Party’s initiation of arbitration in accordance with this Section 4.1(b), shall not prevent Buyer, prior to giving effect to Section 11.1(d), from electing to waive any asserted Title Defect or Environmental Defect, as applicable.

(c) HSR Act. If applicable, (i) the waiting period under the HSR Act applicable to the consummation of the transactions contemplated hereby shall have expired, (ii) notice of early termination shall have been received, or (iii) a consent order shall have been issued (in form and substance satisfactory to Seller) by or from applicable Governmental Authorities.

4.2 Buyer’s Conditions to Closing. The obligations of Buyer to consummate the transactions provided for herein are subject, at the option of Buyer, to the fulfillment by Seller or waiver by Buyer, on or prior to Closing, of each of the following conditions:

(a) Representations. Each of (i) the Fundamental Representations shall be true and correct in all material respects on and as of the Closing Date and (ii) the representations and warranties of Seller set forth in Article V (other than the Fundamental Representations) shall be true and correct in all respects on and as of the Closing Date, without giving effect to any qualifiers as to materiality, Material Adverse Effect or material adverse effect (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date), except for those breaches, if any, of such representations and warranties that in the aggregate would not have a Material Adverse Effect; provided that, for purposes of this Section 4.2(a)(ii), any breach(es) that (A) could reasonably be expected to cause Buyer to incur any Liability or (B) decreases the value of the Assets, in each case of (A) or (B), in an aggregate amount equal to or greater than 15% of the unadjusted Purchase Price shall be deemed a “Material Adverse Effect”.

(b) Performance. Seller shall have performed or complied with, in all material respects, all obligations, agreements and covenants contained in this Agreement as to which performance or compliance by Seller is required prior to or at the Closing Date.

(c) Closing Certificate. Seller shall have executed and delivered to Buyer an officer’s certificate, dated as of the Closing Date and substantially in the form of Exhibit E-1, certifying that the conditions set forth in Section 4.2(a) and Section 4.2(b) have been fulfilled and, if applicable, any exceptions to such conditions that have been waived by Buyer (the “Seller Certificate”).

(d) Closing Deliverables. Seller shall be ready, willing and able to deliver to Buyer at the Closing the documents and items required to be delivered by Seller under Section 2.6.

4.3 Seller’s Conditions to Closing. The obligations of Seller to consummate the transactions provided for herein are subject, at the option of Seller, to the fulfillment by Buyer or waiver by Seller, on or prior to Closing, of each of the following conditions:

(a) Representations. Each of the representations and warranties of Buyer set forth in Article VI (i) that are qualified by the term “material”, “Material Adverse Effect” or other materiality qualifiers shall be true and correct in all respects (such qualifiers in their terms shall be applicable for purposes of this Section 4.3(a)), and (ii) that are not qualified by materiality qualifiers shall be true and correct in all material respects, in each case, as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date).

(b) Performance. Buyer shall have performed or complied with, in all material respects, all obligations, agreements and covenants contained in this Agreement as to which performance or compliance by Buyer is required prior to or at the Closing Date.

(c) Closing Certificate. Buyer shall have executed and delivered to Seller an officer’s certificate, dated as of the Closing Date and substantially in the form of Exhibit E-2, certifying that the conditions set forth in Section 4.3(a) and Section 4.3(b) have been fulfilled and, if applicable, any exceptions to such conditions that have been waived by Seller.

(d) Closing Deliverables. Buyer shall be ready, willing and able to deliver to Seller at the Closing the documents and items required to be delivered by Buyer under Section 2.6.

(e) Replacement Bonds. Buyer shall have obtained, in the name of Buyer, replacements for Seller’s and/or its Affiliates’ bonds, letters of credit and guarantees, and such other bonds, letters of credit and guarantees to the extent required to be obtained by Closing by Section 7.3.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer the following:

5.1 Organization, Existence and Qualification. Seller is duly formed and validly existing under the Laws of the state of its formation. Seller has all requisite power and authority to own and operate its property (including its interests in the Assets) and to carry on its business as now conducted. Seller is duly licensed or qualified to do business and in is good standing in all jurisdictions in which it carries on business or owns assets and such qualification is required by Law, except where the failure to be so qualified would not reasonably be expected to have a Material Adverse Effect.

5.2 Authority, Approval and Enforceability. Seller has full power and authority to enter into and perform this Agreement and the Transaction Documents to which it is a party and the transactions contemplated herein and therein. The execution, delivery and performance by Seller of this Agreement have been, and the Transaction Documents to which Seller is a party when executed and delivered by Seller shall be, duly and validly authorized and approved by all necessary company or limited partnership (as applicable) action on the part of Seller. This Agreement is, and the Transaction Documents to which Seller is a party when executed and delivered by Seller shall be, the valid and binding obligation of Seller and enforceable against Seller in accordance with their respective terms, subject to the effects of bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting the rights of creditors generally, as well as to principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

5.3 No Conflicts. Assuming the receipt of all applicable consents and approvals in connection with the transactions contemplated hereby and the waiver of, or compliance with, any Preferential Purchase Rights and any maintenance of uniform interest provision under any joint operating agreements constituting an Applicable Contract, in each case, applicable to the transactions contemplated hereby, the execution, delivery and performance by Seller of this Agreement and the Transaction Documents and the consummation of the transactions contemplated herein shall not (a) conflict with or result in a breach of any provisions of the governing documents of Seller, (b) result in a default or the creation of any Encumbrance or give rise to any right of termination, cancellation or acceleration under any of the terms, conditions or provisions of any Lease, Applicable Contract, note, bond, mortgage, indenture, license or other agreement to which Seller is a party or by which Seller or the Assets may be bound or (c) violate any Law applicable to Seller or any of the Assets, except in the case of clauses (b) and (c) where such default, Encumbrance, termination, cancellation, acceleration or violation would not reasonably be expected to have a Material Adverse Effect.

5.4 Foreign Person. Seller is disregarded as separate from EXCO Resources Inc. EXCO Resources Inc. is neither (a) a “foreign person” within the meaning of Section 1445 of the Code nor (b) a “disregarded entity” within the meaning of Treasury Regulation Section 301.7701-3(a).

5.5 Litigation. Except as set forth in Schedule 5.5, there is no (a) suit, action or litigation by any Person by or before any Governmental Authority or (b) arbitration proceeding, (in each case) pending, or to Seller’s Knowledge, threatened in writing, against Seller (i) with respect to the Assets or (ii) as of the Execution Date, with respect to the transactions contemplated by this Agreement.

5.6 Material Contracts.

(a) Schedule 5.6(a) sets forth all Applicable Contracts of the type described below as of the Execution Date (the Contracts of such type contained on such Schedule 5.6(a) together with the Raider Contracts, collectively, the “Material Contracts”):

(i) any Applicable Contract that can reasonably be expected to result in aggregate payments of more than $150,000 during the current or any subsequent fiscal year or $300,000 in the aggregate over the term of such Applicable Contract (based solely on the terms thereof);

(ii) any Applicable Contract that can reasonably be expected to result in aggregate revenues of more than $150,000 during the current or any subsequent fiscal year or $300,000 in the aggregate over the term of such Applicable Contract (based solely on the terms thereof);

(iii) any Applicable Contract that is a Hydrocarbon purchase and sale, gathering, transportation, gas balancing, marketing, processing, disposal or injection or similar Applicable Contract and that is not terminable without penalty upon 90 days’ or less notice;

(iv) any contract that dedicates production of Hydrocarbons from any part of the Assets for purposes of gathering, transportation, marketing or processing;

(v) any indenture, mortgage, loan, credit or similar Applicable Contract;

(vi) any Applicable Contract that constitutes a lease under which Seller is the lessor or the lessee of real or personal property which lease (A) cannot be terminated by Seller without penalty upon 30 days’ or less notice and (B) involves an annual base rental of more than $150,000;

(vii) any Applicable Contract that is a farmout agreement, participation agreement, exploration agreement, development agreement, joint operating agreement, unit agreement or similar Applicable Contract;

(viii) any Applicable Contract that is a drilling contract;

(ix) any Applicable Contract that contains a call on, or option to purchase, production of Hydrocarbons;

(x) any Applicable Contract where the primary purpose thereof is to indemnify another Person;

(xi) any Applicable Contract that is a seismic or other geophysical acquisition agreement or license;

(xii) any Applicable Contract between Seller and any Affiliate of Seller that is in effect from and after the Effective Time or shall not be terminated prior to Closing;

(xiii) any Applicable Contract that (A) contains or constitutes an existing area of mutual interest agreement or (B) includes non-competition restrictions or other similar restrictions on doing business; and

(xiv) any Applicable Contract that (A) is a surface use agreement and (B) materially restricts Seller’s ability to use the surface of any Asset as such Asset is currently owned, operated and used.

(b) Except as set forth in Schedule 5.6(b), there exists no material default under any Material Contract by Seller or, to Seller’s Knowledge, by any other Person that is a party to such Material Contract. To Seller’s Knowledge, all Material Contracts are in full force and effect in accordance with their respective terms (except any Material Contract which (i) terminates in accordance with its terms following the Execution Date or (ii) is terminated prior to Closing in accordance with this Agreement).

(c) There are no Hedge Contracts pursuant to which any production of Hydrocarbons from any of the Assets is dedicated or committed from and after the Effective Time.

5.7 No Violation of Laws. Except as set forth in Schedule 5.7, during the period Seller or its Affiliates have operated any Assets, Seller has not been in material violation of any applicable Laws with respect to its ownership or operation of the Assets, except for prior instances of non-compliance that have been fully and finally resolved. To Seller’s Knowledge, except as set forth on Schedule 5.7, there is no uncured material violation by any other Third Party operator of any applicable Laws with regard to the operation of the Assets. This Section 5.7 does not include any matters with respect to Tax Laws, Environmental Laws or any other Tax or environmental matter, such matters being addressed exclusively in Section 5.13 and Sections 5.5 and 5.17 and Article X, respectively.

5.8 Consents. Except (a) for compliance with the HSR Act, (b) as set forth in Schedule 5.8(a) or Schedule 5.8(b), (c) under Contracts that are terminable upon 30 days’ or less notice without payment of any fee, (d) for consents or waivers required under any applicable maintenance of uniform interest provision under any joint operating agreements constituting an Applicable Contract, and (e) for Customary Post-Closing Consents, there are no requirements for consents from Persons to any assignment in connection with the transfer of the Assets by Seller to Buyer or the consummation of the transactions contemplated by this Agreement by Seller that Seller is required to obtain.

5.9 Preferential Purchase Rights. There are no Preferential Purchase Rights or similar rights that are applicable to the transfer of the Assets by Seller to Buyer.

5.10 Burdens. To Seller’s Knowledge, except (a) for the Suspense Funds and (b) as set forth in Schedule 5.10, Seller has paid, or caused to be paid, in all material respects, all Burdens due by Seller with respect to the Assets.

5.11 Imbalances. To Seller’s Knowledge, except as set forth in Schedule 5.11, there are no material Imbalances associated with the Assets as of the Effective Time.

5.12 Current Commitments. Schedule 5.12 sets forth, as of the Execution Date, all authorities for expenditures (“AFEs”) proposed or received by Seller that (a) relate to the Assets and are in excess of $200,000, net to Seller’s interest in the Assets, and (b) for which all of the activities anticipated in such AFEs have not been completed by the Effective Time or which will be binding on Buyer or the Assets on or after the Effective Time.

5.13 Asset Taxes. Except as set forth in Schedule 5.13:

(a) all Asset Taxes that have become due and payable have been properly paid;

(b) all Tax Returns with respect to Asset Taxes that are required to be filed have been duly and timely filed, and all such Tax Returns are correct and complete in all material respects;

(c) there are no Encumbrances for Taxes (including any interest, fine, penalty or additions to Tax imposed by a Taxing Authority in connection with such Taxes) on the Assets, other than Permitted Encumbrances;

(d) Seller has not received any written notice of any pending claim (which remains outstanding) from any applicable Taxing Authority for assessment of Asset Taxes and, to Seller’s Knowledge, no such claim has been made or threatened except as it relates to pending severance tax refund claims made by Seller as set forth in Schedule 5.13;

(e) no audit, administrative, judicial or other proceeding with respect to Asset Taxes has been commenced or is presently pending except as it relates to pending severance tax refund claims made by Seller as set forth in Schedule 5.13; and

(f) none of the Assets are subject to any arrangement requiring a partnership income Tax Return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code.

5.14 Brokers’ Fees. Seller has incurred no liability, contingent or otherwise, for brokers’ or finders’ fees relating to the transactions contemplated by this Agreement for which Buyer or any Affiliate of Buyer shall have any responsibility.

5.15 Suspense Funds. To Seller’s Knowledge, Schedule 5.15 lists all material Suspense Funds held in suspense by Seller as of the Execution Date.

5.16 Advance Payments. To Seller’s Knowledge, except for any Imbalances, Seller is not obligated by virtue of any take or pay payment, advance payment or other similar payment (other than Burdens), to deliver Hydrocarbons, or proceeds from the sale thereof, attributable to the Assets at some future time without receiving full payment therefor at or after the time of delivery.

5.17 Environmental. Except as set forth in Schedule 5.17:

(a) Other than any Permits, Seller has not entered into any agreements or consents with any environmental Governmental Authority and is not subject to, any order, decree or judgment issued against Seller or its Affiliates by an environmental Governmental Authority, in each case, in existence as of the Execution Date and based on any Environmental Laws that relate to the future use of any of the Assets or that require any Remediation;

(b) as of the Execution Date, (i) to Seller’s Knowledge, with respect to the Assets, Seller has not disposed of (or arranged for disposal of) any Hazardous Substances to any location not on the Assets, and (ii) Seller has not received written notice from any Person of any release, event, condition or disposal of any Hazardous Substance (for which Remediation has not already been completed) concerning any of the Assets in each case of (i) or (ii) that would (A) materially interfere with or prevent material compliance by Seller with any Environmental Law or the terms of any Permits issued pursuant thereto or (B) result in any material liability of Seller to any Person under applicable Law; and

(c) all material final reports, studies and written notices from environmental Governmental Authorities, to the extent specifically addressing environmental matters related to Seller’s operation of the Assets that are in Seller’s possession have been made available to Buyer.

5.18 Employees.

(a) Prior to the Execution Date, Seller has provided Buyer with a list (the “Employee List”) of those employees of Seller and its Affiliates who primarily provide services related to the Assets and who Seller is making available to Buyer (the “Business Employees”). The Employee List shall include, for each Business Employee, his or her current job title, base salary or wage rate (as applicable), target bonus (if applicable), start date, and work location.

(b) Neither Seller nor any of its Affiliates is, with respect to any Business Employee, party to or bound by any collective bargaining, trade union, works council or similar agreement. Neither any Seller nor any of its Affiliates has recognized any trade union or other employee representative body with respect to the Business Employees. To Seller’s Knowledge, there are no, and within the past three years have been no, union organizing activities involving the Business Employees. There are no, and within the past three years have been no, strikes, work stoppages, walkouts, lockouts, or other material labor disputes involving the Business Employees.

(c) Schedule 5.18(c) contains a complete list of each material Employee Benefit Plan. Seller has heretofore made available to Buyer a summary of each such material Employee Benefit Plan (or, in the case of any material unwritten Employee Benefit Plan, a written description thereof).

(d) None of the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement (alone or in conjunction with any other event, including any termination of employment) will (i) entitle any Business Employee to any compensation or benefit or (ii) accelerate the time of payment or vesting or trigger any funding, of any compensation or benefits to any Business Employee, other than, in each case, severance payments owed to a Business Employee to the extent such Business Employee is not extended an offer to become a Transferred Employee and is terminated by Seller.

(e) No Employee Benefit Plan is a (i) “multiemployer plan” within the meaning of Section 3(37) of ERISA or (ii) “defined benefit plan” as defined in Section 3(35) of ERISA or any other pension plan subject to the funding requirements of Section 412 of the Code or Section 302 of Title IV of ERISA. None of the Assets are subject to any lien under ERISA or the Code associated with any “employee benefit plan” that is subject to Title IV of ERISA.

5.19 Wells; Plug and Abandon Notice. As of the Execution Date, except as set forth on Schedule 5.19, there are no Wells (a) in respect of which Seller has received an order from any Governmental Authority or a written demand from any Third Party (in each case) requiring that such Wells be plugged and abandoned, or (b) in use for purposes of production or injection or suspended or temporarily abandoned in accordance with applicable Laws that (i) are required to be plugged and abandoned in accordance with applicable Laws or any Lease and (ii) have not been or are not in the process of being plugged and abandoned.

5.20 Non-Consent Operations. As of the Execution Date, Seller has not declined to participate in any operation or activity proposed with respect to the Assets on Exhibit A-1(a), Exhibit A-1(b), Exhibit A-1(c), Exhibit A-1(d), or Exhibit A-2 that could result in Seller’s interest in any Assets becoming subject to a penalty, non-payment or forfeiture as a result of such election not to participate in such operation or activity, except to the extent reflected in the Net Revenue Interest and Working Interest set forth on Exhibit A-1(a), Exhibit A-1(b), Exhibit A-1(c), Exhibit A-1(d), or Exhibit A-2.

5.21 Permits. As of the Execution Date, except as disclosed in Schedule 5.21, Seller has all Permits necessary to own and operate the Assets (as currently owned and operated), except where the absence of which, individually or in the aggregate, would not be material. Seller has not received any written notice of material violations of any of such Permits.

5.22 Payouts. To Seller’s Knowledge, Schedule 5.22 contains a complete and accurate list of the status of any “payout” balance, as of the Effective Time, for the Wells that are subject to a reversion or other adjustment at some level of cost recovery or payout (or passage of time or other event other than termination of a Lease by its terms).

5.23 Bankruptcy; Solvency. There are no bankruptcy, reorganization or receivership proceedings pending or, to Seller’s Knowledge, threatened against Seller or its Affiliates. Seller is not now insolvent and will not be rendered insolvent by any of the transactions contemplated by this Agreement. As used in this Section 5.23, “insolvent” means that the sum of Seller’s debts and other probable liabilities exceeds the present fair saleable value of Seller’s assets. Immediately after giving effect to the consummation of the transactions contemplated by this Agreement, Seller will not have unreasonably small capital with which to conduct its present or proposed business and will have assets (calculated at fair market value) that exceed its liabilities. This Agreement has been proposed, negotiated and entered into by Seller in good faith and on an arm’s length basis. This Agreement and the transfer and sale of the Assets contemplated hereunder have been negotiated and consummated with procedural and substantive fairness as to all decision making processes and requirements, as well as the value obtained by Seller under this Agreement as evidenced by the Purchase Price. Buyer was selected by Seller to purchase the Assets after Seller conducted an arms-length marketing process designed to obtain the fair market value for the Assets. The marketing process included a competitive auction process with offers received from multiple bidders. Seller believes in good faith that the offer of Buyer to Seller was the highest and best offer obtained through such marketing process. Based upon the marketing process, Seller believes that the Purchase Price is a fair market value for the Assets.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller the following:

6.1 Organization, Existence and Qualification. Buyer is a limited partnership duly formed and validly existing under the Laws of the jurisdiction of its formation and Buyer has all requisite power and authority to own and operate its property and to carry on its business as now conducted. Buyer is duly licensed or qualified to do business as a foreign limited partnership in all jurisdictions in which it carries on business or owns assets and such qualification is required by Law except where the failure to be so qualified would not have a material adverse effect upon the ability of Buyer to consummate the transactions contemplated by this Agreement. Buyer is duly licensed or qualified to do business in Texas.

6.2 Authority, Approval and Enforceability. Buyer has full power and authority to enter into and perform this Agreement and the Transaction Documents to which it is a party and the transactions contemplated herein and therein. The execution, delivery and performance by Buyer of this Agreement have been duly and validly authorized and approved by all necessary limited partnership action on the part of Buyer. This Agreement is, and the Transaction Documents to which Buyer is a party when executed and delivered by Buyer shall be, the valid and binding obligation of Buyer and enforceable against Buyer in accordance with their respective terms, subject to the effects of bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting the rights of creditors generally, as well as to principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

6.3 No Conflicts. Assuming receipt of all consents and approvals from Third Parties in connection with the transactions contemplated by this Agreement and the Transaction Documents to which it is a Party, the execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated herein shall not (a) conflict with or result in a breach of any provisions of the organizational or other governing documents of Buyer, (b) result in a default or the creation of any Encumbrance or give rise to any right of termination, cancellation or acceleration under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license or other agreement to which Buyer is a party or by which Buyer or any of its property may be bound or (c) violate any Law applicable to Buyer or any of its property, except in the case of clauses (b) and (c) where such default, Encumbrance, termination, cancellation, acceleration or violation would not have a material adverse effect upon the ability of Buyer to consummate the transactions contemplated by this Agreement or perform its obligations hereunder.

6.4 Consents. Subject to the satisfaction of the Parties’ obligations under Section 9.4, there are no requirements for Consents from Persons to the consummation of the transactions contemplated by this Agreement by Buyer that Buyer is required to obtain, except any Customary Post-Closing Consents.

6.5 Litigation. There is (a) no suit, action or litigation by any Person by or before any Governmental Authority, or (b) arbitration proceedings, (in each case) pending, or to Buyer’s knowledge, threatened in writing, against Buyer, that would have a material effect upon the ability of Buyer to consummate the transactions contemplated by this Agreement or perform its obligations hereunder.

6.6 Financing. As of the Scheduled Closing Date and the Closing, Buyer will have sufficient cash in immediately available funds with which to pay the Purchase Price, consummate the transactions contemplated by this Agreement and perform its obligations under this Agreement and the Transaction Documents as such amounts become due and payable. Buyer understands and acknowledges that under the terms of this Agreement, Buyer’s obligation to consummate the purchase of the Assets and the other transactions contemplated by this Agreement and the Transaction Documents is not in any way contingent upon or otherwise subject to Buyer’s consummation of any financing arrangements, including the Financing, Buyer’s obtaining of any financing or the availability, grant, provision or extension of any financing to Buyer.

6.7 Regulatory. As of the Scheduled Closing Date and the Closing, Buyer or its designated operating Affiliate will be qualified to own and assume operatorship of oil, gas and mineral leases in all jurisdictions where the Assets are located, and the consummation of the transactions contemplated by this Agreement shall not cause Buyer (or its designated operating Affiliate) to be disqualified as such an owner or operator. To the extent required by any applicable Laws, Buyer or its designated operating Affiliate shall, as of the Scheduled Closing Date and the Closing, (a) hold all lease bonds and any other surety or similar bonds as may be required by, and in accordance with, all applicable Laws governing the ownership and operation of the Assets and (b) have filed any and all required reports necessary for such ownership and operation with all Governmental Authorities having jurisdiction over such ownership and operation.

6.8 Independent Evaluation. Buyer is sophisticated in the evaluation, purchase, ownership and operation of oil and gas properties and related facilities. In making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer has (a) relied on the representations and warranties of Seller set forth in Article V and (b) relied on its own independent investigation and evaluation of the Assets and the advice of its own legal, Tax, economic, environmental, engineering, geological and geophysical advisors and not on any comments, statements, projections or other material made or given by any representative, consultant or advisor of Seller. Buyer acknowledges and affirms that on or prior to Closing, Buyer shall have completed its independent investigation, verification, analysis, and evaluation of the Assets and made all such reviews and inspections of the Assets as it has deemed necessary or appropriate to consummate the transaction contemplated hereunder.

6.9 Brokers’ Fees. Buyer has incurred no liability, contingent or otherwise, for brokers’ or finders’ fees relating to the transactions contemplated by this Agreement for which Seller or Seller’s Affiliates shall have any responsibility.

6.10 Accredited Investor. Buyer is an “accredited investor,” as such term is defined in Regulation D of the Securities Act of 1933 (as amended, the “Securities Act”), and shall acquire the Assets for its own account and not with a view to a sale or distribution thereof in violation of the Securities Act, and the rules and regulations thereunder, any applicable state blue sky Laws or any other applicable securities Laws.

ARTICLE VII

COVENANTS

7.1 Conduct of Business.

(a) Except (w) as set forth in Schedule 7.1, (x) for the operations covered by the AFEs as set forth in Schedule 5.12, (y) as required in Seller’s reasonable judgment in the event of an emergency to protect life, property or the environment and/or (z) as expressly consented to in writing by Buyer, Seller shall, from and after the Execution Date until Closing:

(i) subject to interruptions resulting from force majeure, mechanical breakdown and planned maintenance, in each case, operate and manage or, in the case of those Assets not operated by Seller, use its commercially reasonable efforts to cause the Assets to be operated and managed; in each case, in the usual, regular and ordinary manner consistent with past practice;

(ii) maintain all material Permits affecting the Assets;

(iii) maintain insurance coverage on the Assets in the amounts and types currently in force;

(iv) give prompt notice to Buyer of any emergency requiring immediate action, or any emergency action taken, in the event of serious risk to life, property or the environment (including prevention of environmental contamination);

(v) except for those operations set forth on Schedule 7.1, notify Buyer of any operation proposed by a Third Party that is reasonably estimated to cost Seller in excess of $200,000;

(vi) use good faith efforts to assist Buyer in connection with the renewal or replacement of the Crude Purchase Agreements; and

(vii) maintain, or cause to be maintained, the books of account and Records relating to the Assets in the usual, regular and ordinary manner and in accordance with the usual accounting practices of Seller.

(b) Except (w) as set forth in Schedule 7.1, (x) for the operations covered by the AFEs as set forth in Schedule 5.12, (y) as required in Seller’s reasonable judgment in the event of an emergency to protect life, property or the environment, and/or (z) as expressly contemplated by this Agreement or as expressly consented to in writing by Buyer, Seller shall not, from and after the Execution Date until Closing:

(i) other than any replacement or renewal of the Crude Purchase Agreements in accordance with Section 7.1(a)(vi), (A) enter into any Applicable Contract that, if entered into on or prior to the Execution Date, would have been required to be listed in Schedule 5.6(a) or (B) terminate (unless the term thereof expires pursuant to the provisions existing therein) or materially amend the terms of any Material Contract, except, in each case, Contracts terminable by Seller with notice of 30 days or less without penalty;

(ii) terminate (unless the term thereof expires pursuant to the provisions existing therein) or materially amend any Lease or Easement;

(iii) subject to Section 7.1(e), approve any individual AFE or similar request under any Applicable Contract (other than those required under the terms of any Applicable Contract) which would reasonably be estimated to require expenditures in excess of $200,000 or elect not to participate in any such AFE or similar request;

(iv) transfer or sell any portion of the Assets other than the (A) sale and/or disposal of Hydrocarbons in the ordinary course of business and (B) sales of equipment that is no longer necessary in the operation of the Assets or for which replacement equipment has been obtained;

(v) except where necessary to prevent the termination of any portion of a Lease, propose the (A) drilling of any additional wells, (B) deepening, sidetracking, plugging back or reworking of any existing wells or (C) abandonment of any Wells;

(vi) except to the extent required by applicable Law or the existing terms of any Employee Benefit Plan: (A) materially increase the annual base salary or hourly wages of any Business Employee (other than increases made in the ordinary course of business consistent with past practice) or (B) hire, promote or terminate any Business Employee (other than the termination of Business Employees in the ordinary course of business consistent with past practice and the hiring of new Business Employees to replace Business Employees whose employment terminates);

(vii) except to the extent required by applicable Law, enter into, amend or terminate any collective bargaining agreement covering any Business Employees; or

(viii) commit to do any of the foregoing.

(c) Without expanding any obligations which Seller may have to Buyer, it is expressly agreed that Seller shall never have any liability to Buyer with respect to any breach or failure of Section 7.1(a)(i) for any operations greater than that which it might have as the operator to a non-operator under the applicable operating agreement (or, in the absence of such an agreement, under the AAPL 610 (1989 Revision) form Operating Agreement), IT BEING RECOGNIZED THAT, UNDER SUCH AGREEMENTS AND SUCH FORM, THE OPERATOR IS NOT RESPONSIBLE FOR ITS OWN NEGLIGENCE WITH RESPECT TO OPERATIONS CONDUCTED THEREUNDER, AND HAS NO RESPONSIBILITY FOR SUCH OPERATIONS OTHER THAN FOR GROSS NEGLIGENCE OR WILLFUL MISCONDUCT.

(d) Buyer acknowledges Seller owns undivided interests in certain of the properties comprising the Assets that it is not the operator thereof, and Buyer agrees that the acts or omissions of the other Working Interest owners (including the operators) who are not Seller or any Affiliates of Seller shall not constitute a breach of the provisions of this Section 7.1, nor shall any action required by a vote of Working Interest owners constitute such a breach so long as Seller has voted its interest in a manner that complies with the provisions of this Section 7.1.

(e) With respect to any AFE received by Seller that is estimated to cost in excess of $200,000, Seller shall forward such AFE to Buyer as soon as is reasonably practicable and thereafter the Parties shall consult with each other regarding whether or not Seller should elect to participate in such operation. Buyer agrees that it shall timely respond to any written request for consent pursuant to this Section 7.1(e) and Section 7.1(b)(iii). In the event Buyer does not respond within 5 Business Days (unless a shorter time, not to be less than 48 hours, is reasonably required by the circumstances and the applicable joint operating agreement and such shorter time is specified in Seller’s request for consent) of Buyer’s receipt of any consent request as to whether or not Seller should elect to participate in such operation, Seller’s decision shall control and such operation shall be deemed to have been consented to by Buyer.

7.2 HSR Act. If applicable, within 10 Business Days following the execution by Buyer and Seller of this Agreement, Buyer and Seller shall each prepare and simultaneously file with the DOJ and the FTC the notification and report form required for the transactions contemplated by this Agreement by the HSR Act and request early termination of the waiting period thereunder. Buyer and Seller agree to respond promptly to any inquiries from the DOJ or the FTC concerning such filings and to comply in all material respects with the filing requirements of the HSR Act. Buyer and Seller shall cooperate with each other and, subject to the terms of the Confidentiality Agreement, shall promptly furnish all information to the other Party that is necessary in connection with Buyer’s and Seller’s compliance with the HSR Act. Buyer and Seller shall keep each other fully advised with respect to any requests from or communications with the DOJ or FTC concerning such filings and shall consult with each other with respect to all responses thereto. Each of Seller and Buyer shall use its reasonable efforts to take all actions reasonably necessary and appropriate in connection with any HSR Act filing to consummate the transactions consummated hereby.

7.3 Governmental Bonds. Buyer acknowledges that none of the bonds, letters of credit and guarantees, if any, posted by Seller or its Affiliates with Governmental Authorities and relating to the Assets are transferable to Buyer. Prior to the Scheduled Closing Date, Buyer shall obtain replacements for those bonds, letters of credit and guarantees set forth in Schedule 7.3, to the extent such replacements are necessary for Buyer’s ownership of the Assets. On or before the Scheduled Closing Date, Buyer shall use its reasonable efforts to cause the cancellation of the bonds, letters of credit and guarantees posted by Seller and/or its Affiliates with respect to the Assets. In addition, on or before the Scheduled Closing Date, Buyer or its designated operating Affiliate shall deliver to Seller evidence of the posting of such bonds or other security set forth in Schedule 7.3 with all applicable Governmental Authorities meeting the requirements of such authorities to own and, where appropriate, operate, the Assets.

7.4 Record Retention. Buyer, for a period of seven years following Closing, shall (a) retain the Records, (b) provide Seller, its Affiliates and its and their officers, employees and representatives with access to the Records (to the extent that Seller has not retained the original or a copy) during normal business hours for review and copying at Seller’s expense, and (c) provide Seller, its Affiliates and its and their officers, employees and representatives with access, during normal business hours, to materials received or produced after Closing relating to any indemnity claim made under Section 12.2 for review and copying at Seller’s expense.

7.5 Amendment of Schedules. Buyer agrees that, with respect to the representations and warranties of Seller contained in this Agreement, Seller shall have the continuing right until Closing to add, supplement or amend the Schedules to its representations and warranties with respect to any matter hereafter arising or discovered which, if existing or known at the Execution Date or thereafter, would have been required to be set forth or described in such Schedules. For purposes of determining whether the conditions set forth in Section 4.2(a) have been fulfilled, the Schedules to Seller’s representations and warranties contained in this Agreement shall be deemed to include only that information contained therein on the Execution Date and shall be deemed to exclude all information contained in any addition, supplement or amendment thereto; provided, however, that if Closing shall occur, then all matters disclosed pursuant to any such addition, supplement or amendment at or prior to Closing shall be waived and Buyer shall not be entitled to make a claim with respect thereto pursuant to the terms of this Agreement or otherwise.

7.6 Non-Solicitation; No-Hire. Prior to the first anniversary of the Closing Date, neither Buyer nor any of its Affiliates shall hire, retain or attempt to hire or retain any employee of Seller other than the Business Employees that Buyer offers employment to pursuant to Section 7.7(b) or in any way interfere with the relationship between Seller and any of its employees other than the Business Employees that Buyer offers employment to pursuant to Section 7.7(b); provided that the non-solicitation restriction in this Section 7.6 shall not apply (a) in the event an employee of Seller contacts Buyer (or any of its Affiliates) regarding employment in response to an advertisement identifying employment opportunities published by Buyer (or any of its Affiliates) in a newspaper of general circulation or on its web site, (b) if an employee of Seller contacts Buyer (or any of its Affiliates) without having been directly solicited, or (c) if an employee of Seller who responds to a solicitation from a Third Party recruiter (provided that such solicitation is not specifically targeted at employees of Seller). Buyer shall be permitted to contact any of Seller’s independent contractors whose services relate to the Assets to discuss post-Closing services.

7.7 Employee Matters.

(a) Offers of Employment. Notwithstanding the Confidentiality Agreement, Seller shall use commercially reasonable efforts to make the Business Employees available to Buyer for the purpose of having Buyer (or its Affiliate) offer employment to such employees in accordance with this Section 7.7(a). No less than 10 Business Days prior to the Scheduled Closing Date, Buyer may offer employment with Buyer or its Affiliates to each Business Employee identified by Buyer in its sole discretion on terms and conditions determined by Buyer in its sole discretion. Buyer is responsible for scheduling any meetings or interviews and Seller shall reasonably assist Buyer with respect to such scheduling. Any meetings or interviews between Buyer and the Business Employees shall be scheduled at times and places that are not unreasonably inconvenient or disruptive to Seller or its Affiliates, with reasonable advance notice being provided to Seller. It is understood that Buyer or its Affiliates shall have no obligation to interview or make an offer of employment to any of the Business Employees (including any Business Employee who is not actively at work) pursuant to this Agreement or for any other reason. Each offer of employment by Buyer pursuant to this Section 7.7 shall be in writing, shall offer employment effective as of the Closing in a position that is substantially similar (or more senior) to the position occupied by such Business Employee immediately prior to the Closing, at a location within 15 miles of the Business Employee’s primary work location as of immediately prior to the Closing. Each Business Employee who accepts an offer of employment with Buyer and commences employment with Buyer or an Affiliate thereof immediately following the Closing is referred to herein as a “Transferred Employee.” Buyer and Seller intend that the transactions contemplated by this Agreement shall not result in a severance-qualifying termination of employment of any Transferred Employee prior to or upon the consummation of the transactions contemplated by this Agreement and that the Transferred Employees will have continuous and uninterrupted employment immediately before and immediately after the Closing Date, and Buyer and Seller shall make commercially reasonable efforts to ensure the same; provided, however, that Seller shall be responsible for any severance payable to any Business Employee that is triggered under any Employee Benefit Plan.

(b) COBRA. Seller and its selling group (as defined in Treasury Regulation Section 54.4980B-9, Q&A-2(b)) shall be solely responsible for providing continuation coverage to the extent required by Section 4980B of the Code to those individuals who are “M&A qualified beneficiaries” as defined in Treasury Regulation Section 54.4980B-9, Q&A-4(b) with respect to the transactions contemplated by this Agreement (other than the Transferred Employees). Buyer shall be responsible for COBRA continuation coverage for any Transferred Employee who incurs a “qualifying event” (as such term is defined in Section 4980B(f)(3) of the Code) on or following the Closing Date.

(c) No Third Party Beneficiaries. The provisions of this Section 7.7 are solely for the benefit of the respective Parties to this Agreement and nothing in this Section 7.7, express or implied, shall confer upon any other Person, including any employee (or any dependent or beneficiary thereof), any Third Party beneficiary rights or other rights or remedies, including any right to continuance of employment or any other service relationship with Buyer, Seller or any of their Affiliates, or any right to compensation or benefits or any term of condition of employment or service of any nature or kind whatsoever under this Agreement or otherwise. Nothing in this Section 7.7, express or implied, shall: (i) interfere with the right of Buyer or any of its Affiliates to terminate the employment or other service relationship of any Transferred Employee at any time, (ii) obligate Buyer or its Affiliates to adopt, enter into or maintain any benefit or compensation plan, program or arrangement at any time, (iii) be construed as the establishment of or an amendment to any benefit or compensation plan, program, policy, agreement, arrangement or contract, or (iv) limit the ability of Buyer or any of its Affiliates to amend, modify or terminate any benefit or compensation plan, program, policy, agreement, arrangement or contract.

7.8 Successor Operator. While Buyer acknowledges that it desires to succeed Seller as operator of those Assets or portions thereof that Seller may presently operate, Buyer acknowledges and agrees that Seller cannot and does not covenant or warrant that Buyer shall become successor operator of same since the Assets or portions thereof may be subject to operating or other agreements that control the appointment of a successor operator. Seller agrees, however, that as to the Assets it operates, it shall use commercially reasonable efforts to support Buyer’s efforts to become successor operator (to the extent permitted under any applicable joint operating agreement) effective as of the Closing.

7.9 Records.(a) As soon as reasonably practicable (and in no event later than 20 days following Closing), Seller shall make available to Buyer electronic copies of the Records. No later than 15 days following the termination of the Transition Services Agreement, Seller shall make available to Buyer the Records at Seller’s offices during normal business hours.

7.10 Confidentiality. Buyer acknowledges that, pursuant to its right of access to the Records and the Assets, Buyer shall become privy to confidential and other information of Seller and that such confidential information shall be held confidential by Buyer and Buyer’s Representatives in accordance with the terms of the Confidentiality Agreement (as if Buyer were a party to the Confidentiality Agreement). Prior to Closing, except as otherwise provided in Section 13.6 and the Confidentiality Agreement, the terms of this Agreement and its entry and existence shall be held confidential by Buyer and shall not be divulged in any way to any Third Party by Buyer without the prior written approval of Sellers, except Buyer may disclose the terms of this Agreement to any of the following Persons; provided that, with respect to the Persons described in the following clauses (a) through (d), (g) and (h), such Persons are subject to confidentiality obligations at least as restrictive as those set forth in this Section 7.10 and Buyer shall be responsible for any breach of such Person’s confidentiality obligations (except to the extent any such Person has executed a joinder to the Confidentiality Agreement): (a) any Affiliate of such Party; (b) any legal, accounting, tax or other professional advisers of such Party; (c) any bank or financial institution or other financing sources; (d) service companies or contract operators; (e) to any Governmental Authority in accordance with the applicable Laws, rules and regulations of such Governmental Authority applicable to such Party or the Assets; (f) to any court of competent jurisdiction acting in pursuance of its powers; (g) to the Accounting Arbitrator in accordance with Section 3.6; and (h) to the Title Arbitrator in accordance with Section 9.2(d). If Closing should occur, the foregoing confidentiality restriction on Buyer, including the Confidentiality Agreement, shall terminate (except as to (a) such portion of the Assets that are not conveyed to Buyer pursuant to the provisions of this Agreement, (b) the Excluded Assets and (c) information related to assets other than the Assets).

7.11 Marketing Process Records. Seller shall retain from the Closing until the fourth anniversary of the Closing Date all of the Seller’s and its Affiliates’ records relating to the marketing process of the Assets and shall not destroy any such records without Buyer’s prior written consent (which consent may be withheld, conditioned or delayed in Buyer’s sole discretion).

7.12 Release of Escrow Amount. The Escrow Holdback shall be held in the Escrow Account after Closing as and to the extent provided in this Section 7.12 to satisfy Seller’s indemnification obligations under Section 12.2. The Parties agree that the Escrow Agent shall disburse, after the release to Seller at Closing pursuant to Section 3.2, the balance of the Escrow Account in accordance with the following procedures:

(a) Buyer shall deliver to the Escrow Agent a copy of any Claim Notice delivered to Seller (each an “Escrow Claim Notice”). No disbursement, however, shall be made by the Escrow Agent based upon said Escrow Claim Notice except as hereinafter set forth.

(b) If the Escrow Agent receives a joint instruction letter in the form attached to the Escrow Agreement (an “Instruction Letter”) executed by authorized representatives of Buyer and Seller instructing the Escrow Agent to disburse all or any portion of the Escrow Account balance to a Person (such amount, an “Escrow Disbursement”), then the Escrow Agent shall disburse the Escrow Disbursement to the recipient(s) identified in such letter in accordance with the Escrow Agreement.

(c) If the Escrow Agent has not been provided with an Escrow Claim Notice prior to 5:00 p.m. (Prevailing Central Time) on the date that is 12 months following the Closing (the “Escrow Release Time”), or if all such Escrow Claim Notices delivered prior to such time have been resolved by payment pursuant to Instruction Letters or final court orders prior to the Escrow Release Time, then within three Business Days, Seller and Buyer shall provide an Instruction Letter instructing the Escrow Agent to disburse to Seller an amount equal to the Escrow Account balance.

(d) If the Escrow Agent has received prior to the Escrow Release Time one or more Escrow Claim Notices that have not been resolved, and if the aggregate amount of said Escrow Claim Notices that remain in dispute equals or exceeds the Escrow Account balance, then in that event, the Escrow Agent shall not make any disbursement of the Escrow Account balance pursuant to Section 7.12(c), in which event any further Escrow Disbursement with respect to Seller shall be governed by Section 7.12(e).

(e) If the Escrow Agent has received one or more Escrow Claim Notices prior to the Escrow Release Time that have not been resolved, but the aggregate amount of outstanding Escrow Claim Notices that remains in dispute is less than the Escrow Account balance, then within three Business Days, Seller and Buyer shall provide an Instruction Letter instructing the Escrow Agent to disburse to Seller an amount equal to (i) the Escrow Account balance, less (ii) the aggregate amount of said unresolved Escrow Claim Notices that remain in dispute.

(f) With respect to the Escrow Account balance held by the Escrow Agent following the Escrow Release Time, if, following final resolution (and payment, if applicable, to the Indemnified Party(ies) pursuant to Instruction Letters or a final court order, as applicable) of all outstanding Escrow Claim Notices received by the Escrow Agent prior to the Escrow Release Time, any Escrow Account balance remains, then within three Business Days, Seller and Buyer shall provide an Instruction Letter instructing the Escrow Agent to disburse to Seller the Escrow Account balance.

7.13 Financing Cooperation. For the period beginning on the Execution Date and ending on the Closing Date, Seller agrees to: (a) promptly following a written request from Buyer, furnish Buyer with the financial and operational information regarding the Assets that is set forth on Schedule 7.13 to the extent reasonably requested by Buyer; (b) provide Buyer, at least three Business Days prior to the Closing Date, all documentation and other information required by regulatory authorities and as reasonably requested by Buyer on behalf of the Financing Sources with respect to the Assets, in each case, in connection with the applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001), as amended, to the extent reasonably requested by Buyer; provided that such request is made at least 10 Business Days prior to the Closing Date; and (c) promptly following a written request from Buyer, provide Buyer with customary lien release documentation reasonably requested by Buyer and/or contemplated under this Agreement; provided that, notwithstanding anything to the contrary, in no event shall Seller be in breach of this Agreement because of the failure by Seller to deliver any financial or other information that is not currently readily available in Seller’s possession on the Execution Date or is not otherwise prepared by Seller in the ordinary course of its business at the time requested by Buyer. Notwithstanding anything contained herein to the contrary, (i) no such request by Buyer will be permitted to the extent that it would require Seller to disclose information subject to attorney-client privilege or attorney work-product privilege, conflict with any Third Party confidentiality obligations to which Seller is bound (provided that Seller shall use commercially reasonable efforts, without the obligation to make any payments, to seek the waiver of any such confidentiality obligations or permit Buyer to execute a joinder agreement) or violate any applicable Law and (ii) solely for purposes of determining whether Buyer’s condition to Closing in Section 4.2(b) has been satisfied, Seller shall not be deemed to be in breach of any of the covenants set forth in this Section 7.13, so long as it has acted in good faith to comply with its obligations set forth in this Section 7.13. It is understood and agreed by the Parties that this Section 7.13 shall not obligate Seller to take any actions that adversely interfere with its ongoing business and operations. All non-public or otherwise confidential information regarding Seller obtained by Buyer or their representative shall be kept confidential in accordance with the Confidentiality Agreement. In addition to the foregoing, (A) none of Seller nor any of its Affiliates shall be required to incur any direct liability in connection with the Financing, (B) nothing in this Section 7.13 shall require cooperation to the extent that it would require Seller or any of its Affiliates to take any action that would reasonably be expected to conflict with or violate the its respective organization documents or any applicable Law, or result in the contravention of, or result in a violation or breach of, or default under, any contractual obligation and (C) Buyer shall indemnify, defend and hold harmless Seller from and against any liability incurred in connection with Seller’s obligations under this Section 7.13, except to the extent suffered or incurred as a result of the gross negligence or willful misconduct of Seller or any Seller Indemnified Party. If the Closing does not occur, Buyer shall promptly reimburse Seller for all reasonable, documented out-of-pocket costs incurred by Seller in connection with cooperation with requests made under this Section 7.13.

7.14 Financing Statements and Cooperation.

(a) Seller acknowledges that Buyer or its Affiliates may be required to include statements of revenues and direct operating expenses and other financial information relating to the Assets in documents filed by Buyer or its Affiliates or assignee with the SEC pursuant to the Securities Act, or in other materials (including offering materials for securities offered and sold as eligible for resale under Rule 144A of the Securities Act), and that such financial statements may be required to be independently audited (together with any supplementary oil and gas information required by ASC 932-235, the “Requisite Financial Statement Information”). At Buyer’s reasonable request, from and after the Execution Date and for up to two years (or such longer period as may be required by applicable Laws, rules or regulations not to exceed three years) after the date of the Closing, Seller shall, at Buyer’s sole cost and expense, use commercially reasonable efforts to (i) deliver to Buyer such audited and unaudited balance sheets, statements of income and cash flow and other financial information regarding the Assets as Buyer may reasonably request relating to periods beginning prior to the Closing and necessary for Buyer to comply with its obligations under the Securities Act and (ii) upon written request from Buyer, cooperate, and cause its accountants to cooperate, with Buyer and its accountants in connection with the preparation of the Requisite Financial Statement Information. Notwithstanding anything to the contrary, (A) Seller shall in no event be required to create new records relating to the Assets or financial statements, (B) the access to be provided to Buyer shall not interfere with Seller’s ability to prepare its own financial statements or its regular conduct of business and shall be made available during Seller’s normal business hours and (C) such assistance shall not include any actions that Seller reasonably believes would result in a violation of any material agreement or any confidentiality arrangement or the loss of any legal or other applicable privilege. All non-public or otherwise confidential information regarding Seller obtained by Buyer or their representative shall be kept confidential for a period of one year from such disclosure in accordance with the terms of the Confidentiality Agreement as if the Confidentiality Agreement were still in effect.

(b) All of the information provided by Seller pursuant to this Section 7.14 is given without any representation or warranty, express or implied, and no member of Seller Indemnified Parties or Seller’s accountants shall have any liability or responsibility with respect thereto. Buyer shall (i) reimburse Seller for all reasonable and documented out-of-pocket costs and expenses incurred by Seller and (ii) pay to Seller an hourly rate of $200.00 for all work performed by employees of Seller or its Affiliates to the extent such work exceeds 30 hours, in the aggregate, in each case, in complying with this Section 7.14.

7.15 Transition Services Agreement. The Parties shall use commercially reasonable and good faith efforts to negotiate a customary Transition Services Agreement (the “Transition Services Agreement”) on or prior to the Closing Date that includes land administration, accounting, marketing, operations, EHS management and information technology services for a period of 90 days following the Closing Date. The Transition Services Agreement shall (a) include a fee for all services thereunder that is limited to cost reimbursement for Seller and its Affiliates providing such services and (b) require that Seller use commercially reasonable efforts (which, for the avoidance of doubt, shall not require Seller to increase any compensation and/or benefits) to make those field level employees employed by Seller or its Affiliates immediately prior to Closing and dedicated to the Assets available during the term of the Transition Services Agreement to provide services under the Transition Services Agreement.

7.16 NAESB. Buyer agrees to use commercially reasonable efforts to negotiate and execute a Base Contract for Sale and Purchase of Natural Gas with Chesapeake Energy Marketing, LLC (f/k/a Chesapeake Energy Marketing, Inc) (“CEMI”) on or before the Closing Date in a form substantially similar to the CHK NAESB (such Contract, the “Replacement NAESB”). If Buyer and CEMI have not executed the Replacement NAESB on or before the Closing Date, (a) subject to Section 9.4, Seller shall partially assign (to the extent covering the Assets) the CHK NAESB to Buyer or its Affiliates on the Closing Date (the CHK NAESB to the extent partially assigned to Buyer, the “Assigned CHK NAESB”) and (b) Buyer shall continue to use commercially reasonable efforts to negotiate and execute the Replacement NAESB and the termination of the Assigned CHK NAESB.

ARTICLE VIII

ACCESS; DISCLAIMERS

8.1 Access.

(a) From and after the Execution Date and up to and including the Closing Date (or earlier termination of this Agreement), but subject to the other provisions of this Section 8.1 and obtaining any required consents of Third Parties, including Third Party operators of the Assets (which consents Seller shall use its commercially reasonable efforts to obtain), Seller shall afford to Buyer and its officers, employees, agents, accountants, attorneys, investment bankers and other authorized representatives (“Buyer’s Representatives”) reasonable access, during normal business hours, to (i) Seller’s and its Affiliates’ employees (following prior notice to Blair Mathews at bmathews@EXCOResources.com), (ii) the Assets and (iii) all Records in Seller’s or any of its Affiliates’ possession (including for the avoidance of doubt, digital copies of such Records to the extent such Records are already in digital form). All investigations and due diligence conducted by Buyer or any Buyer’s Representative shall be conducted at Buyer’s sole cost, risk and expense and any conclusions made from any examination done by Buyer or any of Buyer’s Representatives shall result from Buyer’s own independent review and judgment.

(b) Buyer shall be entitled to conduct a non-invasive environmental assessment, including a visual inspection, record review, interviews with applicable Persons, a regulatory compliance review and a Phase I environmental property assessment with respect to the Assets. Seller or its designee shall have the right to accompany Buyer and Buyer’s Representatives whenever they are on site on the Assets. Notwithstanding anything herein to the contrary, Buyer shall not have access to, and shall not be permitted to conduct, any environmental due diligence (including any Phase I environmental property assessments) with respect to any Assets where Seller does not have the authority to grant access for such due diligence (provided, however, that Seller shall use its commercially reasonable efforts to obtain permission from any Third Party to allow Buyer and Buyer’s Representatives such access). If following the conduct of the Phase I or other visual environmental property assessment, Buyer reasonably believes that it is necessary to conduct any sampling, boring, drilling or other invasive investigation activities on or with respect to any of the Assets to determine the existence or magnitude of an Environmental Defect, Buyer shall furnish to Seller for its review a proposed scope of such sampling, boring, drilling or other invasive investigation activities, including a reasonable description of such activity and a description of the approximate locations of any sampling to be conducted. Following the receipt and review of such proposal by Seller, Seller shall elect, in its reasonable discretion, to permit or refuse to permit the conduct of any such activities by Buyer; provided, however, that if Seller refuses to permit the conduct of such activities (or Seller does not have the authority to grant access for such due diligence), then the Assets with respect to which Buyer requested permission to conduct such activities may, at Buyer’s option, be excluded from the Assets to be conveyed to Buyer at Closing and the Purchase Price shall be adjusted downward by the Allocated Value of such Assets.

(c) Buyer shall coordinate its environmental property assessments and physical inspections of the Assets with Seller and all Third Party operators to minimize any inconvenience to or unreasonable interruption of the conduct of business by Seller or such Third Party operators. Buyer shall abide by Seller’s, and any Third Party operator’s, written safety rules, regulations and operating policies while conducting its due diligence evaluation of the Assets, including any environmental or other inspection or assessment of the Assets; provided that Buyer is provided a copy of any such rules or regulations prior to conducting its due diligence on the applicable Assets. Buyer hereby defends, indemnifies and holds harmless each of the operators of the Assets and the Seller Indemnified Parties from and against any and all Liabilities arising out of, resulting from or relating to any field visit, environmental property assessment, or other due diligence activity conducted by Buyer or any Buyer’s Representative with respect to the Assets, EVEN IF SUCH LIABILITIES ARISE OUT OF OR RESULT FROM, SOLELY OR IN PART, THE SOLE, ACTIVE, PASSIVE, CONCURRENT OR COMPARATIVE NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT OR VIOLATION OF LAW OF OR BY A MEMBER OF THE SELLER INDEMNIFIED PARTIES, EXCEPTING ONLY IN THE CASE OF THIS SECTION 8.1(c) (I) LIABILITIES ACTUALLY RESULTING ON THE ACCOUNT OF THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF A MEMBER OF THE SELLER INDEMNIFIED PARTIES AND (II) ENVIRONMENTAL CONDITIONS THAT WERE (BUT ONLY TO THE EXTENT) EXISTING PRIOR TO SUCH INSPECTIONS.

(d) Buyer agrees to promptly provide Seller, but in no event less than five Business Days after Buyer’s or any of Buyer’s Representative’s receipt or creation, copies of all final environmental reports and final environmental test results prepared by Buyer and/or any of Buyer’s Representatives which contain environmental data collected or generated from Buyer’s environmental due diligence with respect to the Assets, in each case, to the extent related to any Environmental Defect that Buyer reasonably expects to assert. None of Buyer, any of Buyer’s Representatives or Seller shall be deemed by Seller’s receipt of said documents, or otherwise, to have made any representation or warranty, expressed, implied or statutory, as to the condition of the Assets or to the accuracy of said documents or the information contained therein.

(e) Upon completion of Buyer’s due diligence, Buyer shall at its sole cost and expense and without any cost or expense to Seller or its Affiliates, (i) repair all damage done to the Assets in connection with Buyer’s due diligence, (ii) restore the Assets to at least the approximate same condition than they were prior to the commencement of Buyer’s due diligence and (iii) remove all equipment, tools or other property brought onto the Assets in connection with Buyer’s due diligence. Any disturbances to the Assets (including the leasehold associated therewith) that impacts the operation of any of the Assets resulting from Buyer’s due diligence shall be promptly corrected by Buyer.

(f) During all periods that Buyer and/or any of Buyer’s Representatives are on the Assets, Buyer or Buyer’s Representatives shall maintain, at their sole expense, policies of insurance of the types and in the amounts customary for such a review and that includes a waiver of subrogation against Seller Indemnified Parties. Upon request by Seller, Buyer shall provide evidence of such insurance to Seller prior to entering the Assets.

8.2 Disclaimers.

(a) EXCEPT AS AND TO THE LIMITED EXTENT EXPRESSLY SET FORTH IN ARTICLE V, THE SELLER CERTIFICATE AND/OR SECTION 3.1 OF THE ASSIGNMENT, (I) SELLER MAKES NO REPRESENTATIONS OR WARRANTIES, EXPRESS, STATUTORY OR IMPLIED, AND (II) SELLER EXPRESSLY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, STATEMENT OR INFORMATION MADE OR COMMUNICATED (ORALLY OR IN WRITING) TO BUYER OR ANY OF ITS AFFILIATES, EMPLOYEES, AGENTS, CONSULTANTS OR REPRESENTATIVES (INCLUDING, ANY OPINION, INFORMATION, PROJECTION OR ADVICE THAT MAY HAVE BEEN PROVIDED TO BUYER BY ANY OFFICER, DIRECTOR, EMPLOYEE, AGENT, CONSULTANT, REPRESENTATIVE OR ADVISOR OF SELLER OR ANY OF ITS AFFILIATES).

(b) EXCEPT AS AND TO THE LIMITED EXTENT EXPRESSLY REPRESENTED OTHERWISE IN ARTICLE V, THE SELLER CERTIFICATE AND/OR SECTION 3.1 OF THE ASSIGNMENT, AND WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, SELLER EXPRESSLY DISCLAIMS ANY REPRESENTATION OR WARRANTY, EXPRESS, STATUTORY OR IMPLIED, AS TO (I) TITLE TO ANY OF THE ASSETS, (II) THE CONTENTS, CHARACTER OR NATURE OF ANY REPORT OF ANY PETROLEUM ENGINEERING CONSULTANT OR ANY ENGINEERING, GEOLOGICAL OR SEISMIC DATA OR INTERPRETATION, RELATING TO THE ASSETS, (III) THE

QUANTITY, QUALITY OR RECOVERABILITY OF HYDROCARBONS IN OR FROM THE ASSETS, (IV) ANY ESTIMATES OF THE VALUE OF THE ASSETS OR FUTURE REVENUES GENERATED BY THE ASSETS, (V) THE PRODUCTION OF HYDROCARBONS FROM THE ASSETS, (VI) THE MAINTENANCE, REPAIR, CONDITION, QUALITY, SUITABILITY, DESIGN OR MARKETABILITY OF THE ASSETS, (VII) THE CONTENT, CHARACTER OR NATURE OF ANY INFORMATION MEMORANDUM, REPORTS, BROCHURES, CHARTS OR STATEMENTS PREPARED BY SELLER OR THIRD PARTIES WITH RESPECT TO THE ASSETS, (VIII) ANY OTHER MATERIALS OR INFORMATION THAT MAY HAVE BEEN MADE AVAILABLE TO BUYER OR ITS AFFILIATES OR ITS OR THEIR EMPLOYEES, AGENTS, CONSULTANTS, REPRESENTATIVES OR ADVISORS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY DISCUSSION OR PRESENTATION RELATING THERETO AND (IX) ANY IMPLIED OR EXPRESS WARRANTY OF FREEDOM FROM PATENT OR TRADEMARK INFRINGEMENT. EXCEPT AS AND TO THE LIMITED EXTENT EXPRESSLY REPRESENTED OTHERWISE IN ARTICLE V, THE SELLER CERTIFICATE AND/OR SECTION 3.1 OF THE ASSIGNMENT, SELLER FURTHER DISCLAIMS ANY REPRESENTATION OR WARRANTY, EXPRESS, STATUTORY OR IMPLIED, OF MERCHANTABILITY, FREEDOM FROM LATENT VICES OR DEFECTS, FITNESS FOR A PARTICULAR PURPOSE OR CONFORMITY TO MODELS OR SAMPLES OF MATERIALS OF ANY OF THE ASSETS, RIGHTS OF A PURCHASER UNDER APPROPRIATE STATUTES TO CLAIM DIMINUTION OF CONSIDERATION OR RETURN OF THE PURCHASE PRICE, IT BEING EXPRESSLY UNDERSTOOD AND AGREED BY THE PARTIES THAT BUYER SHALL BE DEEMED TO BE OBTAINING THE ASSETS IN THEIR PRESENT STATUS, CONDITION AND STATE OF REPAIR, “AS IS” AND “WHERE IS” WITH ALL FAULTS OR DEFECTS (KNOWN OR UNKNOWN, LATENT, DISCOVERABLE OR UNDISCOVERABLE), AND THAT BUYER WILL MAKE OR CAUSE TO BE MADE SUCH INSPECTIONS OF THE ASSETS AS BUYER DEEMS APPROPRIATE.

(c) EXCEPT AS AND TO THE LIMITED EXTENT EXPRESSLY REPRESENTED OTHERWISE IN SECTIONS 5.5 AND 5.17, SELLER HAS NOT AND SHALL NOT MAKE ANY REPRESENTATION OR WARRANTY REGARDING ANY MATTER OR CIRCUMSTANCE RELATING TO ENVIRONMENTAL LAWS, THE RELEASE OF HAZARDOUS SUBSTANCES INTO THE ENVIRONMENT OR THE PROTECTION OF HUMAN HEALTH, SAFETY, NATURAL RESOURCES OR THE ENVIRONMENT, OR ANY OTHER ENVIRONMENTAL CONDITION OF THE ASSETS, AND NOTHING IN THIS AGREEMENT OR OTHERWISE SHALL BE CONSTRUED AS SUCH A REPRESENTATION OR WARRANTY, AND, SUBJECT TO BUYER’S RIGHTS UNDER SECTION 12.2(D) TO THE EXTENT RELATING TO THE MATTERS SET FORTH IN SUBSECTIONS (I), (X) OR (XI) OF THE DEFINITION OF RETAINED OBLIGATIONS, BUYER SHALL BE DEEMED TO BE OBTAINING THE ASSETS “AS IS” AND “WHERE IS” WITH ALL FAULTS FOR PURPOSES OF THEIR ENVIRONMENTAL CONDITION AND THAT BUYER HAS MADE OR CAUSED TO BE MADE SUCH ENVIRONMENTAL INSPECTIONS OF THE ASSETS AS BUYER DEEMS APPROPRIATE.

(d) SELLER AND BUYER AGREE THAT, TO THE EXTENT REQUIRED BY APPLICABLE LAW TO BE EFFECTIVE, THE DISCLAIMERS OF CERTAIN REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS SECTION 8.2 ARE “CONSPICUOUS” DISCLAIMERS FOR THE PURPOSE OF ANY APPLICABLE LAW.

ARTICLE IX

TITLE MATTERS; CASUALTY; TRANSFER RESTRICTIONS

9.1 Seller’s Title.

(a) General Disclaimer of Title Warranties and Representations. Without limiting Buyer’s remedies for Title Defects set forth in this Article IX and subject to Section 9.1(b), Seller makes no warranty or representation, express, implied, statutory or otherwise, with respect to title to any of the Assets and, Buyer acknowledges and agrees that Buyer’s sole remedy for any defect of title, including any Title Defect, with respect to any of the Assets (i) before Closing, shall be as set forth in Section 9.2 and (ii) after Closing, shall be pursuant to the Special Warranty and subject to the provisions of Section 9.1(c) and Section 9.2(d)(ii).

(b) Special Warranty of Title. Effective as of the Closing, in the Assignment Seller shall warrant Defensible Title in and to each of the Leases, Fee Minerals and Wells, in each case, with respect to the Target Formation applicable thereto unto Buyer against every Person whomsoever lawfully claiming or to claim the same or any part thereof by, through or under Seller or its Affiliates, but not otherwise, subject to the Permitted Encumbrances (such special warranty in the Assignment, the “Special Warranty”). The Special Warranty is subject to the further limitations and provisions of Section 9.1(c).

(c) Recovery on Special Warranties.

(i) Buyer’s Assertion of Special Warranty Breaches. Buyer shall furnish Seller a notice setting forth any matters which Buyer intends to assert as a breach of the Special Warranty and containing the information required to be included in a Title Defect Notice. Until the date that is 60 days following receipt of a notice of a breach of the Special Warranty, Seller shall have the opportunity, but not the obligation, to cure any breach of the Special Warranty asserted by Buyer pursuant to this Section 9.1(c)(i). Buyer agrees to reasonably cooperate with any attempt by Seller to cure any such breach of the Special Warranty.

(ii) Limitations on Special Warranty. For purposes of the Special Warranty, the value of the Assets as set forth in Exhibit A-1(a), Exhibit A-1(b), Exhibit A-1(c), Exhibit A-1(d) or Exhibit A-2, as applicable, shall be deemed to be the Allocated Value thereof, as adjusted pursuant to this Agreement. Recovery on the Special Warranty shall be limited to the Allocated Value of the applicable Asset.

9.2 Notice of Title Defects; Defect Adjustments.

(a) Buyer Title Defect Notices and Title Benefit Notices. Buyer must deliver, on or before 5:00 p.m. (Prevailing Central Time) on the Defect Claim Date, claim notices to Seller meeting the requirements of this Section 9.2(a) (collectively the “Title Defect Notices” and individually a “Title Defect Notice”) setting forth any matters which, in Buyer’s reasonable opinion, constitute Title Defects and which Buyer intends to assert as Title Defects pursuant to this Section 9.2. For all purposes of this Agreement and notwithstanding anything herein to the contrary (except for the Special Warranty as limited by Section 9.1(c)), Buyer shall be deemed to have waived, and Seller shall have no liability for, any Title Defect that Buyer fails to assert as a Title Defect by a Title Defect Notice received by Seller on or before the Defect Claim Date. To be effective, each Title Defect Notice shall be in writing and shall include (i) a description of the alleged Title Defect and including the Well or Fee Mineral or Lease, or portion thereof, affected by such Title Defect (each such Asset or portion thereof a “Title Defect Property”), (ii) the Allocated Value of each Title Defect Property, (iii) supporting documents reasonably necessary for Seller to identify the existence of such Title Defect, and (iv) the amount by which Buyer reasonably believes the Allocated Value of each Title Defect Property is reduced by such Title Defect and the computations upon which Buyer’s belief is based. To give Seller an opportunity to commence reviewing and curing Title Defects, Buyer agrees to use reasonable efforts to give Seller, on or before the end of each two-week period prior to the Defect Claim Date, written notice of all Title Defects discovered by Buyer during the preceding two-week period, which notice may be preliminary in nature and supplemented prior to the Defect Claim Date; provided that in no event shall the failure of Buyer to provide any such preliminary notice of any Title Defects be deemed or construed to waive or otherwise prejudice Buyer’s right to assert a Title Defect on or before the Defect Claim Date. Buyer shall use commercially reasonable efforts to, prior to the Defect Claim Date, furnish Seller with written notice of any Title Benefit which is discovered by any of Buyer’s or any of its Affiliate’s employees, title attorneys, landmen or other title examiners while conducting Buyer’s due diligence with respect to the Assets prior to the Defect Claim Date.

(b) Seller Title Benefit Notices. Seller shall have the right, but not the obligation, to deliver to Buyer on or before the Defect Claim Date with respect to each Title Benefit a notice (a “Title Benefit Notice”) including (i) a description of the Title Benefit and the Assets affected by the Title Benefit, (ii) supporting documents reasonably necessary for Buyer to identify the existence of such Title Benefit and (iii) the amount by which Seller reasonably believes the Allocated Value of such Assets is increased by the Title Benefit and the computations upon which Seller’s belief is based. Seller shall be deemed to have waived any Title Benefits that Seller fails to provide a Title Benefit Notice therefor on or before the Defect Claim Date.

(c) Seller’s Right to Cure. Seller shall have the right, but not the obligation, to attempt, at its sole cost, to cure any Title Defects of which it has been advised by Buyer. The following shall apply with respect to each Title Defect that Seller attempts to cure pursuant to this Section 9.2(c):

(i) Notwithstanding anything herein to the contrary, if Seller and Buyer do not agree, in their reasonable and good faith opinion, that a Title Defect has been cured prior to Closing, Seller shall have the option, by notice in writing to Buyer on or before Closing, to attempt to cure at its sole cost and expense such Title Defect (any such Title Defect a “Subject Title Defect”) during the 90-Day period after the Closing (the “Cure Period”). In such event, (A) the Title Defect Property to which such Subject Title Defect pertains shall be excluded from the Assets to be assigned and transferred to Buyer at Closing, (B) the unadjusted Purchase Price shall be reduced by an amount equal to the Allocated Value of such Title Defect Property, (C) an amount equal to the Allocated Value of such Title Defect Property shall be paid into an escrow account (the “Defects Escrow”) established with the Escrow Agent pursuant to the terms of the

Defects Escrow Agreement and (D) the Parties shall deliver to the Escrow Agent an executed and acknowledged Assignment covering such Title Defect Property (the “Escrowed Assignment”). The amount deposited into the Defects Escrow and the Escrowed Assignment with respect to a Subject Title Defect will remain therein until released as provided in Section 9.2(c)(ii), and any such Title Defect Property shall be referred to as an “Escrowed Title Defect Property”.

(ii) Buyer will act in good faith and reasonably cooperate with Seller after the Closing in order for Seller to cure a Subject Title Defect.

(A) During the Cure Period, if Seller and Buyer mutually agree, in their reasonable and good faith opinion, that a Subject Title Defect with respect to an Escrowed Title Defect Property has been completely cured, then Seller and Buyer shall jointly instruct the Escrow Agent to (1) pay to Seller from the Defects Escrow an amount equal to the Allocated Value of such Escrowed Title Defect Property (together with any interest earned thereon) and (2) deliver to Buyer the Escrowed Assignment attributable to such Escrowed Title Defect Property; in each case, in accordance with the terms of the Defects Escrow Agreement.

(B) During the Cure Period, if Seller and Buyer mutually agree, in their reasonable and good faith opinion, that a Subject Title Defect with respect to an Escrowed Title Defect Property has been partially cured, then Seller and Buyer shall jointly instruct the Escrow Agent to (1) pay to Buyer from the Defects Escrow the portion of the Title Defect Amount attributable to such Escrowed Title Defect Property attributable to the uncured portion of such Subject Title Defect (together with interest earned thereon), (2) to pay to Seller the Allocated Value of such Escrowed Title Defect Property less such Title Defect Amount distributed to Buyer (together with any interest earned thereon) and (3) deliver to Buyer the Escrowed Assignment attributable to such Escrowed Title Defect Property; in each case, in accordance with the terms of the Defects Escrow Agreement.

(C) If, at the end of the Cure Period, Buyer and Seller mutually agree, in their reasonable and good faith opinion, that Seller has been unable to cure a Subject Title Defect with respect to an Escrowed Title Defect Property, then Seller and Buyer shall jointly instruct the Escrow Agent to (1) pay to Buyer from the Defects Escrow an amount equal to the Title Defect Amount attributable to such Escrowed Title Defect Property (together with any interest earned thereon), (2) pay to Seller from the Defect Escrow an amount equal to the Allocated Value of such Escrowed Title Defect Property less the Title Defect Amount distributed to Buyer and (3) deliver to Buyer the Escrowed Assignment attributable to such Escrowed Title Defect Property; in each case, in accordance with the terms of the Defects Escrow Agreement.

(D) If at the end of the Cure Period Buyer and Seller, in their reasonable and good faith opinion, have not agreed whether there has been, or the extent to which there has been, a cure of a Subject Title Defect with respect to an Escrowed Title Defect Property or the extent to which any Party is entitled to any disbursement from the Defects Escrow pursuant to this Section 9.2(c)(ii), then such disagreement shall be resolved as provided in Section 9.2(j) and following such determination by the Title Arbitrator, Seller and Buyer shall jointly instruct the Escrow Agent to (1) pay the amount owed to Buyer and/or Seller from the Defects Escrow to the applicable Parties (together with any interest earned thereon) and (2) deliver to Buyer the Escrowed Assignment attributable to such Escrowed Title Defect Property; in each case, in accordance with the terms of the Defects Escrow Agreement.

(E) Notwithstanding anything to the contrary herein, if the Parties have mutually agree, in their reasonable and good faith opinion, or the Title Arbitrator has determined pursuant to Section 9.2(j) that, following Seller’s attempts to cure, a Subject Title Defect with respect to an Escrowed Title Defect Property equals or exceeds 75% of the Allocated Value of such Escrowed Title Defect Property and Seller has elected the remedy set forth in Section 9.2(d)(iii), then Seller and Buyer shall jointly instruct the Escrow Agent to (1) pay to Buyer from the Defects Escrow an amount equal to the Allocated Value of such Escrowed Title Defect Property (together with any interest earned thereon) and (2) deliver to Seller the Escrowed Assignment attributable to such Escrowed Title Defect Property; in each case, in accordance with the terms of the Defects Escrow Agreement.

(d) Remedies for Title Defects. Subject to (x) Seller’s continuing right to dispute the existence of a Title Defect and/or the Title Defect Amount asserted with respect thereto and/or to cure the Title Defect in accordance with Section 9.2(c) and (y) the rights of the Parties to terminate this Agreement pursuant to Section 11.1(d), in the event that any Title Defect timely asserted by Buyer in accordance with Section 9.2(a) is not waived in writing by Buyer or cured (or deemed cured by the Title Arbitrator) during the Cure Period, then, subject to the Individual Title Defect Threshold and the Defect Deductible, Seller shall, at its sole option, (1) prior to Closing, with respect to any Title Defects Seller has not elected prior to Closing to attempt to cure, or (2) with respect to such Title Defects Seller has elected prior to Closing to attempt to cure, following the Parties’ agreement (or deemed agreement pursuant to Section 9.2(j)) regarding Seller’s cure of such Title Defects, elect to:

(i) reduce the Purchase Price by the Title Defect Amount determined pursuant to Section 9.2(g) or Section 9.2(j);

(ii) to the extent Buyer consents in writing to be bound by and subject to such option (such consent may be withheld in Buyer’s sole discretion), indemnify Buyer against all Liability resulting from such Title Defect with respect to the Assets pursuant to an indemnity agreement in form and substance acceptable to Buyer, in its sole discretion (each, a “Title Indemnity Agreement”); or

(iii) if, and only if, the aggregate Title Defect Amount(s) with respect to any Title Defect Properties equals or exceeds 75% of the Allocated Value thereof, retain the entirety of the Title Defect Property that is subject to such Title Defect, together with all associated Assets, in which event the Purchase Price shall be reduced by an amount equal to the Allocated Value of such Title Defect Property and such associated Assets and such Title Defect Property and such associated Assets should be deemed to be Excluded Assets.

(e) Remedies for Title Benefits. With respect to each Lease, Fee Mineral and/or Well, or portion thereof, affected by a Title Benefit (each such Asset or portion thereof a “Title Benefit Property”) reported under Section 9.2(b), as Seller’s sole and exclusive remedies for any Title Benefits, the amount (the “Title Benefit Amount”) equal to the increase in the Allocated Value for such Asset caused by such Title Benefits, as determined pursuant to Section 9.2(h), shall be applied as to offset the aggregate Title Defect Amounts attributable to Title Defects and the aggregate Remediation Amounts attributable to Environmental Defects. For the avoidance of doubt, Title Benefit Amounts shall in no event increase the Purchase Price and shall, instead, solely offset Title Defect Amounts.

(f) Exclusive Remedy. Except for Buyer’s (i) rights under the Special Warranty, (ii) rights under Section 12.2(a) with respect to a breach of Section 5.5, Section 5.19, Section 5.20 or Section 5.22 or Section 12.2(b) with respect to a breach of Section 7.1(b)(iv), and (iii) rights to terminate this Agreement pursuant to Section 11.1(d), the provisions set forth in Section 9.2(d) shall be the sole and exclusive right and remedy of Buyer with respect to Seller’s failure to have Defensible Title or any other title matter with respect to any Asset.

(g) Title Defect Amount. The amount by which the Allocated Value of the affected Title Defect Property is reduced as a result of the existence of a Title Defect shall be the “Title Defect Amount” and shall be determined in accordance with the following terms and conditions:

(i) if Buyer and Seller agree on the Title Defect Amount, then that amount shall be the Title Defect Amount;

(ii) if the Title Defect is an Encumbrance that is undisputed and liquidated in amount, then the Title Defect Amount shall be the amount necessary to be paid to remove the Title Defect from the Title Defect Property;

(iii) if (A) the Title Defect represents a discrepancy between (1) Seller’s Net Revenue Interest for any Well and (2) Seller’s Net Revenue Interest for such Well as set forth in Exhibit A-2 and (B) Seller’s Working Interest in such Well is less than Seller’s Working Interest for such Well as set forth in Exhibit A-2 in the same proportion to such Net Revenue Interest decrease, then the Title Defect Amount shall be the product of (x) the Allocated Value of such Title Defect Property multiplied by (y) a fraction, the numerator of which is the Net Revenue Interest decrease in such Well, and the denominator of which is the Net Revenue Interest for such Well as set forth in Exhibit A-2;

(iv) if the Title Defect represents an increase in the aggregate Burdens for any Title Defect Property from the aggregate Burdens as set forth in Exhibit A-1(a), Exhibit A-1(b), Exhibit A-1(c) or Exhibit A-1(d), as applicable, for such Title Defect Property, and the Working Interest is not reduced proportionately, then the Title Defect Amount shall be the product of the Allocated Value of such Title Defect Property, multiplied by a fraction, (A) the numerator of which is the amount of the increase in the aggregate Burdens and (B) the denominator of which is the aggregate Burdens set forth for such Title Defect Property as set forth in Exhibit A-1(a), Exhibit A-1(b), Exhibit A-1(c) or Exhibit A-1(d), as applicable; provided that if the Title Defect does not affect the Title Defect Property throughout the entire life of such Title Defect Property, then the Title Defect Amount determined under this Section 9.2(g)(iv) shall be reduced to take into account the applicable time period only;

(v) if the Title Defect with respect to a Title Defect Property that is a Lease or Fee Mineral represents a discrepancy where (A) the actual Net Acres for such Title Defect Property is less than (B) the Net Acres as set forth in Exhibit A-1(a), Exhibit A-1(b), Exhibit A-1(c) or Exhibit A-1(d), as applicable, for such Title Defect Property, then the Title Defect Amount shall be the product of (x) the Allocated Value of such Lease or Fee Mineral multiplied by a fraction, the numerator of which is the Net Acres decrease for such Lease or Fee Mineral, and the denominator of which is the Net Acres for such Lease or Fee Mineral as set forth in Exhibit A-1(a), Exhibit A-1(b), Exhibit A-1(c) or Exhibit A-1(d), as applicable;

(vi) if the Title Defect represents an obligation, Encumbrance upon or other defect in title to the Title Defect Property of a type not described above, then the Title Defect Amount shall be determined by taking into account the Allocated Value of the Title Defect Property, the portion of the Title Defect Property affected by the Title Defect, the legal effect of the Title Defect, the potential economic effect of the Title Defect over the life of the Title Defect Property, the values placed upon the Title Defect by Buyer and Seller and such other reasonable factors as are necessary to make a proper evaluation;

(vii) the Title Defect Amount with respect to a Title Defect Property shall be determined without duplication of any costs or losses included in another Title Defect Amount hereunder;

(viii) if a Title Defect does not affect a Title Defect Property throughout the entire remaining productive life of such Title Defect Property, such fact shall be taken into account in determining the Title Defect Amount; and

(ix) notwithstanding anything to the contrary in this Article IX, the aggregate Title Defect Amounts attributable to the effects of all Title Defects upon any single Title Defect Property shall not exceed the Allocated Value of such Title Defect Property.

(h) Title Benefit Amount. The Title Benefit Amount resulting from a Title Benefit shall be determined in accordance with the following methodology, terms and conditions:

(i) if Buyer and Seller agree on the Title Benefit Amount, then that amount shall be the Title Benefit Amount;

(ii) if (A) the Title Benefit represents a discrepancy between (1) Seller’s Net Revenue Interest for any Well and (2) Seller’s Net Revenue Interest for such Well as set forth in Exhibit A-2 and (B) Seller’s Working Interest in such Well is greater than Seller’s Working Interest for such Well as set forth in Exhibit A-2 in the same proportion to such Net Revenue Interest increase, then the Title Benefit Amount shall be the product of (x) the Allocated Value of the affected Well multiplied by (y) a fraction, the numerator of which is the Net Revenue Interest increase in such Well and the denominator of which is the Net Revenue Interest for such Well as set forth in Exhibit A-2;

(iii) if the Title Benefit represents a decrease in the aggregate Burdens for any Title Benefit Property such that the actual aggregate Burdens for any Title Benefit Property is less than the aggregate Burdens as set forth in Exhibit A-1(a), Exhibit A-1(b), Exhibit A-1(c) or Exhibit A-1(d), as applicable, for such Title Benefit Property, and the Working Interest is not increased proportionately, then the Title Benefit Amount shall be the product of the Allocated Value of such Title Benefit Property, multiplied by a fraction, (A) the numerator of which is the amount of such aggregate Burdens decrease and (B) the denominator of which is the aggregate Burdens set forth for such Title Benefit Property as set forth in Exhibit A-1(a), Exhibit A-1(b), Exhibit A-1(c) or Exhibit A-1(d), as applicable; provided that if the Title Benefit does not affect the Title Benefit Property throughout the entire life of such Title Benefit Property, then the Title Benefit Amount determined under this Section 9.2(h)(iii) shall be reduced to take into account the applicable time period only;

(iv) if the Title Benefit with respect to a Title Benefit Property that is a Lease or Fee Mineral represents a discrepancy where (A) the actual Net Acres for such Title Benefit Property is greater than (B) the Net Acres as set forth in Exhibit A-1(a), Exhibit A-1(b), Exhibit A-1(c) or Exhibit A-1(d), as applicable, for such Title Benefit Property, then the Title Benefit Amount shall be the product of (x) the Allocated Value of such Lease or Fee Mineral multiplied by a fraction, the numerator of which is the Net Acres increase for such Lease or Fee Mineral, and the denominator which is the Net Acres for such Lease or Fee Mineral as set forth in Exhibit A-1(a), Exhibit A-1(b), Exhibit A-1(c) or Exhibit A-1(d), as applicable; and

(v) if the Title Benefit is of a type not described above, then the Title Benefit Amounts shall be determined by taking into account the Allocated Value of the Asset affected by such Title Benefit, the portion of such Asset affected by such Title Benefit, the legal effect of the Title Benefit, the potential economic effect of the Title Benefit over the life of such Asset, the values placed upon the Title Benefit by Buyer and Seller and such other reasonable factors as are necessary to make a proper evaluation.

(i) Title Deductibles. Notwithstanding anything to the contrary, (i) in no event shall there be any adjustments to the Purchase Price or other remedies provided by Seller for any individual Title Defect for which the Title Defect Amount does not exceed $100,000 (“Individual Title Defect Threshold”); and (ii) in no event shall there be any adjustments to the Purchase Price or other remedies provided by Seller for any Title Defect that exceeds the Individual Title Defect Threshold unless (A) the sum of (1) the Title Defect Amounts of all such Title Defects that exceed the Individual Title Defect Threshold (excluding any Title Defects cured by Seller), plus (2) all Remediation Amounts of all Environmental Defects that exceed the Individual Environmental Defect Threshold (excluding any Environmental Defects cured by Seller), minus (3) all Title Benefit Amounts, exceeds (B) the Defect Deductible, after which point Buyer shall be entitled to adjustments to the Purchase Price or other remedies only with respect to such Title Defects in excess of such Defect Deductible. For the avoidance of doubt, if Seller elects to exclude a Title Defect Property affected by a Title Defect from the transactions contemplated hereby pursuant to the remedy set forth in Section 9.2(d)(iii), then, after such election, the Title Defect Amount and related Purchase Price adjustment relating to such excluded Assets shall not be counted towards the Defect Deductible or for purposes of Section 4.1(b).

(j) Title Dispute Resolution. Seller and Buyer shall attempt to agree on all Title Defects, Title Benefits, Title Defect Amounts, Title Benefit Amounts and if Seller has cured any Title Defects prior to Closing. Seller and Buyer shall attempt to agree on the extent to which Seller has cured any Title Defects during the Cure Period. If Seller and Buyer are unable to agree by Closing or the end of the Cure Period, as applicable, the Title Defect Amounts and Title Benefit Amounts in dispute shall be exclusively and finally resolved pursuant to this Section 9.2(j).

(i) There shall be a single arbitrator, who shall be a title attorney with at least 10 years’ experience in oil and gas titles involving properties in the regional area in which the Title Defect Property are located, as selected by mutual agreement of Buyer and Seller within 15 days after the end of the Cure Period (the “Title Arbitrator”). In the event the Parties are unable to mutually agree upon the Title Arbitrator within such time period, then each Party shall nominate a candidate to be the Title Arbitrator, and such candidates so nominated by the Parties shall together determine the Title Arbitrator. All communications between any Party and the Title Arbitrator shall be conducted in writing, with copies sent simultaneously to the other Party in the same manner, or at a meeting to which all Parties have been invited and of which such Parties have been provided at least five Business Days’ notice. The arbitration proceeding shall be held in Dallas, Texas. The Parties shall instruct the Title Arbitrator to render, within 20 Business Days after submission of the matters in dispute, a decision choosing either Seller’s position or Buyer’s position with respect to each matter in dispute. Any decision rendered by the Title Arbitrator pursuant hereto shall be final and binding upon the Parties, without right of appeal. In making his determination, the Title Arbitrator shall be bound by the rules set forth in Section 9.2(g) and Section 9.2(h) and, subject to the foregoing, may consider such other matters as in the opinion of the Title Arbitrator are necessary to make a proper determination. The Title Arbitrator, however, may not award the Buyer a greater Title Defect Amount than the Title Defect Amount claimed by Buyer in its applicable Title Defect Notice. The Title Arbitrator, once appointed, shall have no ex parte communications with the Parties concerning the expert determination or the underlying dispute. The Title Arbitrator shall act as an expert for the limited purpose of determining the specific disputed Title Defect, Title Benefit, Title Defect Amounts and/or Title Benefit Amounts submitted by either Party and may not award damages, interest or penalties to either Party with respect to any matter. Seller and Buyer shall each bear its own legal fees and other costs of presenting its case. The costs of such Title Arbitrator shall be borne one-half by Seller and one-half by Buyer.

(ii) Nothing herein shall operate to cause the Closing to be delayed on account of any arbitration hereunder. To the extent any adjustments with respect to disputed Title Benefits are not agreed upon by the Parties as of the Closing, the adjustments to the Closing Adjusted Purchase Price with respect to Title Defects shall be offset by an amount equal to the Title Benefit Amount applicable for such Title Benefit Property as determined in good faith by Buyer. To the extent (A) any adjustments with respect to disputed Title Defects are not agreed upon by the Parties as of the Closing, (B) Seller has not elected to attempt to cure such Title Defects and (C) Seller has elected the remedy set forth in Section 9.2(d)(i) with respect to such Title Defect, such Title Defect Property to which such disputed Title Defect pertains shall remain a part of the Assets to be assigned and transferred to Buyer at Closing, the Closing Adjusted Purchase Price shall be reduced by an amount equal to the Title Defect Amount applicable for such Title Defect Property as determined in good faith by Buyer, and such amount shall be paid into the Defects Escrow pursuant to the terms of the Defects Escrow Agreement. The amount deposited into the Defects Escrow with respect to a disputed Title Defect will remain therein until such dispute is resolved pursuant to this Section 9.2(j), at which time the amount owed to Buyer and/or Seller shall be released from the Defects Escrow to the applicable Party (together with any interest earned thereon).

9.3 Casualty Loss.

(a) Notwithstanding anything herein to the contrary from and after the Effective Time, if Closing occurs, Buyer shall assume all risk of loss with respect to production of Hydrocarbons through normal depletion (including watering out of any Well, collapsed casing or sand infiltration of any Well) and the depreciation of the Wells and all Personal Property due to ordinary wear and tear, in each case, with respect to the Assets.

(b) If, after the Execution Date but prior to the Closing Date, any portion of the Assets is destroyed by fire or other casualty (each, a “Casualty Loss”), Buyer shall nevertheless be required to close and, with respect to any one or more Assets that suffer Casualty Loss in an amount that equals or exceeds $500,000, the Purchase Price will be reduced by the aggregate amount necessary to repair or restore the affected Asset(s) to its condition prior to such Casualty Loss; provided that if such amount is in dispute as of Closing, then the amount determined in good faith by Seller after consultation with its insurers shall be used to adjust the Closing Adjusted Purchase Price. Notwithstanding the foregoing, with respect to any Asset that suffers Casualty Loss in an amount less than $500,000, Seller, at Closing, shall pay to Buyer all sums paid to Seller by Third Parties by reason of such Casualty Loss insofar as relating to the Assets and shall assign, transfer and set over to Buyer or subrogate Buyer to all of Seller’s or its Affiliates right, title and interest (if any) in insurance claims, unpaid awards, and other rights (in each case) against Third Parties arising out of such Casualty Loss; provided, however, that Seller shall reserve and retain (and Buyer shall assign to Seller) all rights, title, interests and claims against Third Parties for the recovery of Seller’s costs and expenses incurred prior to Closing in pursuing or asserting any such insurance claims or other rights against Third Parties with respect to any such Casualty Loss insofar as with respect to the Assets.

9.4 Consents to Assign; Preferential Purchase Rights.

(a) Seller, promptly after the Execution Date and in any event within five Business Days of the Execution Date, shall send to each holder of a right to consent to assignment pertaining to the Assets and the transactions contemplated hereby as set forth in Schedule 5.8(a) (and, with respect to any right to consent that is not set forth on Schedule 5.8(a) but is discovered by either Party after the Execution Date and before the Closing Date, within five Business Days of the discovery thereof), a notice in substantially the form of Exhibit I (the “Consent Form”), seeking such holder’s consent to the transactions contemplated hereby. Buyer shall cooperate in good faith with Seller’s efforts to obtain any consent required to assign the Assets to Buyer. Seller will be deemed to have obtained any consent that has been executed by a consent holder in the Consent Form or with such modifications requested by a consent holder with the consent of Buyer (such consent not to be unreasonably withheld; provided that, for the avoidance of doubt, Buyer’s withholding of consent with respect to modifications (i) that remove the holder’s consent to transfers to and/or among Affiliates or (ii) that adversely amend the terms of the burdened Lease shall be deemed to be reasonable).

(b) If Seller fails to obtain a Hard Consent then, in each such case, the affected Asset(s) shall be excluded from the Assets to be acquired by Buyer at Closing hereunder and the Purchase Price shall be reduced by the Allocated Value of the Asset(s) so excluded. In the event that a Hard Consent (with respect to any applicable Asset(s) excluded pursuant to this Section 9.4(b)) that was not obtained prior to Closing is obtained within 180 days following Closing, then Buyer shall purchase, within 10 days after such Hard Consent is obtained, such Asset(s) so excluded from Seller under the terms of this Agreement for the amount (if any) by which the Purchase Price was reduced at Closing due to the exclusion of such Asset(s) (as such amount is appropriately adjusted in accordance to Section 3.3 with respect to such Asset(s)), and Seller shall assign to Buyer such Asset(s) pursuant to an assignment in form substantially similar to the Assignment.

(c) If Seller fails to obtain a consent as set forth in Schedule 5.8(a) prior to Closing and such consent is not a Hard Consent, then (x) the Asset(s) subject to such un-obtained consent shall be acquired by Buyer at Closing as part of the Assets, (y) Buyer shall have no claim against, and hereby releases and indemnifies the Seller Indemnified Parties from any Liability for, the failure to obtain such consent and (z) Buyer shall be solely responsible from and after Closing for any and all Liabilities arising from the failure to obtain such consent.

(d) Notwithstanding anything contained herein to the contrary, in cases where a Hard Consent has not been obtained as of the Closing with respect to a Contract and Buyer is assigned the Assets to which the Contract relates but the Contract is not transferred to Buyer, then the following shall apply: (a) Seller shall continue after Closing to use commercially reasonable efforts to obtain the Hard Consent so that such Contract can be transferred to Buyer upon receipt of the Hard Consent; (b) the Contract shall be held by Seller for the benefit of Buyer; (c) Buyer shall pay all amounts due thereunder; and (d) Buyer shall be responsible for all Liabilities under such Contract and for the performance of any obligations under such Contract to the extent that Buyer has been transferred the Assets necessary to perform under such Contract until such Hard Consent is obtained. With respect to any Contract for which the applicable Hard Consent for the assignment or transfer to the Buyer is obtained following the Closing, Seller shall transfer such Contract to Buyer by execution and delivery of an instrument of conveyance in the form of the Assignment.

(e) Seller, promptly (but in any event within five Business Days) after the discovery by either Party after the Execution Date and before the Closing Date of a Preferential Purchase Right, shall send to the holder of such Preferential Purchase Right a notice in material compliance with the contractual provisions applicable to such Preferential Purchase Right, requesting a waiver of such Preferential Purchase Right. Any Preferential Purchase Right triggered by the transactions contemplated by this Agreement must be exercised subject to all terms and conditions set forth in this Agreement, including the successful Closing of this Agreement pursuant to Section 2.4 on the dates set forth herein. The consideration payable under this Agreement for any particular Asset for purposes of Preferential Purchase Right notices shall be the Allocated Value for such Asset, adjusted as set forth herein. If (i) any Preferential Purchase Right is validly and timely exercised prior to Closing or (ii) any Preferential Purchase

Right is not exercised or waived prior to the Closing but the time for exercise or waiver of such Preferential Purchase Right has not yet expired, then in each case, at the Closing, (A) the Purchase Price shall be reduced by the Allocated Value of such Asset and (B) such Asset shall be deemed to be an Excluded Asset for all purposes hereunder; provided, however, in the event (x) the holder of any Preferential Purchase Right validly exercises such Preferential Purchase Right prior to Closing but refuses or fails to consummate the purchase of such Asset as of the date 180 days after the Closing Date or (y) the time for exercise or waiver of a Preferential Purchase Right expires after the Closing without exercise thereof, Buyer shall purchase, within 30 days thereafter, such Assets so excluded from Seller under the terms of this Agreement for the amount by which the Purchase Price was reduced at Closing due to the exclusion of such Assets (as such amount is appropriately adjusted in accordance with Section 3.3 with respect to such Assets). Seller shall assign to Buyer such Assets pursuant to assignments in form substantially similar to the Assignment.

ARTICLE X

ENVIRONMENTAL MATTERS

10.1 Notice of Environmental Defects.

(a) Environmental Defect Notices. If Buyer discovers any Environmental Condition which, in its reasonable opinion, Buyer determines constitutes an Environmental Defect, Buyer shall notify Seller on or before 5:00 p.m. (Prevailing Central Time) on the Defect Claim Date. To be effective, notice of an Environmental Defect (an “Environmental Defect Notice”) shall be in writing and shall include (i) a description of the Environmental Condition constituting the asserted Environmental Defect(s), (ii) the Asset(s) (or portions thereof) affected by the asserted Environmental Defect (each, an “Environmental Defect Property”), (iii) documentation, including where available any physical measurements or, to the extent available and permitted by Seller under Section 8.1, lab analyses or photographs, reasonably sufficient for Seller to identify the existence of the asserted Environmental Defect(s), (iv) to the extent applicable, the Allocated Value of each Environmental Defect Property and the Remediation Amount that Buyer asserts is attributable to such Environmental Defect and the information upon which Buyer’s belief is based, and (v) the specific Environmental Law or relevant standard that is applicable to the Environmental Defect. Buyer’s calculation of the Remediation Amount included in the Environmental Defect Notice must describe in reasonable detail the Remediation proposed for the Environmental Condition that gives rise to the asserted Environmental Defect, including the requirements or standards that Buyer asserts must be met to cure such Environmental Defect. For all purposes of this Agreement but subject to Buyer’s remedies pursuant to Section 12.2(a) with respect to a breach of Sections 5.5 and 5.17, Buyer shall be deemed to have waived, and Seller shall have no liability for, any Environmental Defect which Buyer fails to assert as an Environmental Defect by an Environmental Defect Notice received by Seller on or before the Defect Claim Date.

(b) Seller’s Right to Cure. Seller shall have the right, but not the obligation, to attempt, at its sole cost, to cure to Buyer’s reasonable satisfaction at any time prior to the Closing any Environmental Defects of which it has been advised by Buyer.

(c) Remedies for Environmental Defects. Subject to Seller’s continuing right to dispute the existence of an Environmental Defect and/or the Remediation Amount asserted with respect thereto, and subject to the rights of the Parties pursuant to Section 11.1(d), in the event that any Environmental Defect timely asserted by Buyer in accordance with Section 10.1(a) is not waived in writing by Buyer or cured to Buyer’s reasonable satisfaction on or before Closing, then, subject to the Individual Environmental Defect Threshold and the Defect Deductible, Seller shall, subject to Section 10.1(c)(iii), elect to:

(i) reduce the Purchase Price by the Remediation Amount, in which case Buyer shall be deemed to have assumed responsibility for all of the costs and expense attributable to the Remediation of the Environmental Condition attributable to such Environmental Defect and such responsibility of Buyer shall be deemed to constitute part of the Assumed Obligations hereunder;

(ii) in the event that the Remediation Amount equals or exceeds (A) the Allocated Value for such Environmental Defect Property or (B) solely with respect to any Environmental Defect Property that does not have an Allocated Value, in the event that the Remediation Amount for such Environmental Defect Property equals or exceeds $1,000,000, retain the entirety of the Environmental Defect Property that is subject to such Environmental Defect, together with all associated Assets, in which event the Purchase Price shall be reduced by an amount equal to the Allocated Value of such Environmental Defect Property and such associated Assets (or, solely with respect to any Environmental Defect Property that does not have an Allocated Value as described in (B) above, by an amount equal to to the Allocated Value of related or associated Assets to the extent applicable or relating to, used in connection with, servicing or burdening the Environmental Defect Property); or

(iii) if and only if Buyer agrees to this remedy (such consent may be withheld in Buyer’s sole discretion), indemnify Buyer against all Liability resulting from such Environmental Defect with respect to the Environmental Defect Property pursuant to an indemnity agreement in form and substance reasonably satisfactory to the Parties (each, an “Environmental Indemnity Agreement”).

Notwithstanding the foregoing, in the event that (A) the Remediation Amount equals or exceeds the entire Allocated Value for such Environmental Defect Property or (B) solely with respect to any Environmental Defect Property that does not have an Allocated Value, in the event that the Remediation Amount for such Environmental Defect Property equals or exceeds $1,000,000, Buyer may cause Seller to retain the entirety of the Environmental Defect Property (together with all associated Assets) that is subject to such Environmental Defect in which event the Purchase Price shall be reduced by an amount equal to the Allocated Value of such Environmental Defect Property and such associated Assets (or, solely with respect to any Environmental Defect Property that does not have an Allocated Value as described in (B) above, by an amount equal to to the Allocated Value of related or associated Assets to the extent applicable or relating to, used in connection with, servicing or burdening the Environmental Defect Property).

(d) Exclusive Remedy. Except with respect to Buyer’s rights to terminate this Agreement pursuant to Section 11.1(d), and subject to Buyer’s remedy for a breach of Seller’s representations contained in Section 5.17, the provisions set forth in Section 10.1(c) shall be the exclusive right and remedy of Buyer with respect to any Environmental Defect with respect to any Asset.

(e) Environmental Deductibles. Notwithstanding anything to the contrary, (i) in no event shall there be any adjustments to the Purchase Price or other remedies provided by Seller for any individual Environmental Defect for which the Remediation Amount does not exceed $100,000 (“Individual Environmental Defect Threshold”); and (ii) in no event shall there be any adjustments to the Purchase Price or other remedies provided by Seller for any Environmental Defect for which the Remediation Amount exceeds the Individual Environmental Defect Threshold unless (A) the sum of (1) the Remediation Amounts of all such Environmental Defects that exceed the Individual Environmental Defect Threshold (excluding any Environmental Defects cured by Seller), plus (2) the Title Defect Amounts of all such Title Defects that exceed the Individual Title Defect Threshold (excluding any Title Defects cured by Seller), minus (3) all Title Benefit Amounts, exceeds (B) the Defect Deductible, after which point Buyer shall be entitled to adjustments to the Purchase Price or other remedies only with respect to such Environmental Defects in excess of the Defect Deductible For the avoidance of doubt, if Seller elects to exclude an Environmental Defect Property affected by an Environmental Defect from the transactions contemplated hereby pursuant to the remedy set forth in Section 10.1(c)(iii), then, after such election, the Remediation Amount and the related Purchase Price adjustment relating to such excluded Assets shall not be counted towards the Defect Deductible or for purposes of Section 4.1(b).

(f) Environmental Dispute Resolution. Seller and Buyer shall attempt to agree on all Environmental Defects and Remediation Amounts prior to Closing. If Seller and Buyer are unable to agree by Closing, the Environmental Defects and/or Remediation Amounts in dispute shall be exclusively and finally resolved by arbitration pursuant to this Section 10.1(f).

(i) There shall be a single arbitrator, who shall be a suitably qualified environmental expert with at least 10 years’ experience in environmental matters involving oil and gas producing properties in the regional area in which the affected Assets are located, as selected by mutual agreement of Buyer and Seller within 15 days after the Closing Date (the “Environmental Arbitrator”). In the event the Parties are unable to mutually agree upon the Environmental Arbitrator within such time period, then each Party shall nominate a candidate to be the Environmental Arbitrator, and such candidates so nominated by the Parties shall together determine the Environmental Arbitrator. The Environmental Arbitrator, once appointed, shall have no ex parte communications with the Parties concerning the expert determination or the underlying dispute. All communications between any Party and the Environmental Arbitrator shall be conducted in writing, with copies sent simultaneously to the other Party in the same manner, or at a meeting to which all Parties have been invited and of which such Parties have been provided at least five Business Days’ notice. The arbitration proceeding shall be held in Dallas, Texas. The Parties shall instruct the Environmental Arbitrator to render, within 20 Business Days after submission of the matters in dispute, a decision choosing either Seller’s position or Buyer’s position with respect to each matter in dispute. Any decision rendered by the Environmental Arbitrator pursuant hereto shall be final and binding upon the Parties, without right of appeal. In making his determination, the Environmental Arbitrator shall be bound by the rules set forth in this Section 10.1 and, subject to the foregoing, may consider such other matters as in the opinion of the Environmental Arbitrator are necessary or helpful to make a proper determination. The Environmental Arbitrator, however, may not award Buyer its share of any greater Remediation Amount than the Remediation Amount claimed by Buyer in its applicable Environmental Defect Notice. The Environmental Arbitrator shall act as an expert for the limited purpose of determining the specific disputed Environmental Defects and/or Remediation Amounts submitted by either Party and may not award damages, interest or penalties to either Party with respect to any matter. Seller and Buyer shall each bear its own legal fees and other costs of presenting its case. The costs of such Environmental Arbitrator shall be paid one-half by Seller and one-half by Buyer.

(ii) Nothing herein shall operate to cause the Closing to be delayed on account of any arbitration hereunder. To the extent any adjustments with respect to disputed Remediation Amounts are not agreed upon by the Parties as of the Closing, the Closing Adjusted Purchase Price shall be reduced by an amount equal to the Remediation Amount determined in good faith by Seller applicable for such Environmental Defect Property.

10.2 NORM. Buyer acknowledges that the Assets have been used for exploration, development, production, gathering and transportation of oil and gas and there may be NORM located in, on or under the Assets or associated with the Assets. Equipment and sites included in the Assets may contain NORM. NORM may affix or attach itself to the inside of wells, pipelines, materials and equipment as scale, or in other forms. The wells, materials and equipment located on the Assets or included in the Assets may contain NORM. NORM containing material may have come in contact with various environmental media, including, water, soils or sediment. Special procedures may be required for the assessment, remediation, removal, transportation or disposal of NORM. For the avoidance of doubt, no Environmental Condition involving NORM shall constitute the basis of an Environmental Defect (except to the extent constituting a violation of Environmental Law as of the Closing Date).

ARTICLE XI

TERMINATION; DEFAULT AND REMEDIES

11.1 Right of Termination. This Agreement and the transactions contemplated herein may be terminated at any time prior to Closing:

(a) by the mutual written agreement of the Parties;

(b) by Buyer, at Buyer’s option, if any of the conditions set forth in Section 4.2 have not been satisfied on or before the Scheduled Closing Date and, following written notice thereof from Buyer to Seller specifying the reason such condition is unsatisfied (including any breach by Seller of this Agreement), and only to the extent such unsatisfied condition may be cured by Seller, such condition remains unsatisfied for a period of 10 Business Days after Seller’s receipt of written notice thereof from Buyer;

(c) by Seller, at Seller’s option, if any of the conditions set forth in Section 4.3 have not been satisfied on or before the Scheduled Closing Date and, following written notice thereof from Seller to Buyer specifying the reason such condition is unsatisfied (including any breach by Buyer of this Agreement), and only to the extent such unsatisfied condition may be cured by Buyer, such condition remains unsatisfied for a period of 10 Business Days after Buyer’s receipt of written notice thereof from Seller; and

(d) by either Party delivering written notice to the other Party if any of the conditions set forth in Section 4.1 are not satisfied or waived in writing by the applicable Party on or before the Outside Date;

provided, however, that no Party shall have the right to terminate this Agreement pursuant to clause (b), (c), or (d) above if such Party or its Affiliates are at such time in material breach of any provision of this Agreement.

11.2 Effect of Termination. If this Agreement is terminated pursuant to any provision of Section 11.1, then, except as provided in this Section 11.2 and except for the provisions of Section 1.1, Section 1.2, Section 7.10, Section 8.1(b) through (f), Section 8.2, Section 11.3, Section 12.11 and Article XIII (other than Section 13.3, Section 13.8 and Section 13.9), this Agreement shall forthwith become void and of no further force or effect and the Parties shall have no liability or obligation hereunder.

(a) If Seller has the right to terminate this Agreement pursuant to Section 11.1(c) because of the failure of Buyer to close the transactions contemplated by this Agreement in the instance where, as of the Termination Date, (A) all of the conditions in Section 4.1 and Section 4.2 (in each case, excluding conditions that, by their terms, cannot be satisfied until Closing) have been satisfied (or waived in writing by Buyer), (B) Seller is ready, willing and able to perform its obligations under Section 2.6, and (C) Buyer nevertheless elects not to close the transactions contemplated by this Agreement, then Seller shall have the right, as Seller’s sole and exclusive remedy against Buyer, to terminate this Agreement pursuant to Section 11.1(c) and receive the Deposit as liquidated damages, and not as a penalty, for such termination, free and clear of any claims thereon by Buyer, in which case the Parties shall, within three Business Days following Seller’s termination of this Agreement, execute and deliver joint written instructions to the Escrow Agent directing the Escrow Agent to deliver the Deposit to Seller. For the avoidance of doubt, retention of the Deposit shall constitute full and complete satisfaction of any and all damages that Seller may have against Buyer, and Seller shall have no right to seek any other remedies available at Law or in equity against Buyer, including specific performance. The provision for payment of the Deposit as liquidated damages in this Section 11.2(a) has been included because, in the event of a termination of this Agreement permitting Seller to retain the Deposit, the actual damages to be incurred by Seller can reasonably be expected to approximate the amount of liquidated damages called for herein and because the actual amount of such damages would be difficult, if not impossible, to measure accurately.

(b) If Buyer has the right to terminate this Agreement pursuant to Section 11.1(b) because of the failure of Seller to close the transactions contemplated by this Agreement in the instance where, as of the Termination Date, (A) all of the conditions in Section 4.1 and Section 4.3 (in each case, excluding conditions that, by their terms, cannot be satisfied until Closing) have been satisfied (or waived in writing by Seller), (B) Buyer is ready, willing and able to perform its obligations under Section 2.6, and (C) Seller nevertheless elects not to close the transactions contemplated by this Agreement, then, in either such event, Buyer shall be entitled to (1) terminate this Agreement pursuant to Section 11.1(b) and receive the Deposit, in which case the Parties shall, within three Business Days following Buyer’s termination of this Agreement, execute and deliver joint written instructions to the Escrow Agent directing the Escrow Agent to deliver the Deposit to Buyer and seek to recover damages from Seller up to but not exceeding the amount of the Deposit or (2) seek the specific performance of Seller hereunder. For the avoidance of doubt, in the event that Buyer elects to seek, but is unable to obtain, the specific performance of Seller pursuant to subclause (2), above, Buyer shall nevertheless be entitled to terminate this Agreement pursuant to Section 11.1(b) and receive the Deposit pursuant to subclause (1) above and seek to recover damages from Seller in an amount up to, but not exceeding, the amount of the Deposit.

(c) If this Agreement is terminated for any reason other than as set forth in Section 11.2(a) or Section 11.2(b), then the Parties shall have no liability or obligation hereunder as a result of such termination, and the Parties shall, within three Business Days following such termination of this Agreement, execute and deliver joint written instructions to the Escrow Agent directing the Escrow Agent to deliver the Deposit to Buyer.

(d) It is understood for the avoidance of doubt that under no circumstances shall any Financing Source have any liability to Seller or any of its Affiliates in respect of the Deposit or any other liability to Seller or any of its Affiliates arising hereunder or in connection herewith.

11.3 Return of Documentation and Confidentiality. In addition to any obligations under the Confidentiality Agreement, upon termination of this Agreement, Buyer shall promptly return or destroy in accordance with the Confidentiality Agreement (and provide written certification of such destruction) to Seller all title, engineering, geological and geophysical data, environmental assessments and/or reports, maps, documents and other information furnished by Seller to Buyer or prepared by or on behalf of Buyer in connection with its due diligence investigation of the Assets and Buyer shall not retain any copies, extracts or other reproductions in whole or in part of such documents and information. An officer of Buyer shall certify Buyer’s compliance with this Section 11.3 to Seller in writing.

ARTICLE XII

ASSUMPTION; INDEMNIFICATION; SURVIVAL

12.1 Assumption by Buyer.

(a) Without limiting Buyer’s rights to indemnity under this Article XII and Buyer’s rights under any Title Indemnity Agreement or Environmental Indemnity Agreement, from and after Closing, Buyer assumes and hereby agrees to fulfill, perform, pay and discharge (or cause to be fulfilled, performed, paid and discharged) all obligations and Liabilities, known or unknown, with respect to the Assets, regardless of whether such obligations or Liabilities arose prior to, on or after the Effective Time, including obligations and Liabilities relating in any manner to the use, ownership or operation of the Assets, including obligations to (i) furnish makeup gas and/or settle Imbalances according to the terms of applicable gas sales, processing, gathering or transportation Contracts included in the Assets, (ii) pay Working Interests, Burdens, owners’ revenues or proceeds attributable to sales of Hydrocarbons, including those held in suspense (including the Suspense Funds) to the extent attributable to the Assets, (iii) properly plug and abandon any and all wells and pipelines, including future wells, inactive Wells or temporarily abandoned Wells, drilled on the Assets, (iv) re-plug any wellbore or previously plugged Well on the Assets to the extent required or necessary under applicable Laws or under Applicable Contracts, (v) dismantle or decommission and remove any Personal Property and other property of whatever kind located on the Assets related to or associated with operations and activities conducted by whomever on the Assets, (vi) clean up and/or remediate the Assets in accordance with any Applicable Contracts and applicable Laws, including all Environmental Laws, and (vii) perform all obligations applicable to or imposed on the lessee, owner, or operator under the Leases and the Applicable Contracts, or as required by Laws; provided, however, that the Assumed Obligations shall not include any Retained Obligations or any other obligations or Liabilities for which Seller is obligated to indemnify any Buyer Indemnified Party under Section 12.2, in each case, during the period in which Seller is obligated to indemnify Buyer under Section 12.2 (subject to such exclusion, all of said obligations and Liabilities herein being referred to as the “Assumed Obligations”).

(b) For purposes of this Agreement, “Retained Obligations” means those obligations and Liabilities that constitute, are attributable to or arise out of: (i) the disposal or transportation by or on behalf Seller or its Affiliates prior to the Closing Date of any Hazardous Substances generated or used upon and taken from the Assets to any location not on the Assets; (ii) personal injury, illness and wrongful death claims or claims based on Seller’s and/or its Affiliates’ gross negligence or willful misconduct, in each case, arising out of Seller’s and/or its Affiliates’ ownership or operation of the Assets prior to the Closing Date; (iii) the failure to properly and timely pay, in accordance with the terms of any Lease, Applicable Contract and applicable Laws, all Burdens that are due by Seller and/or any of its Affiliates and attributable to Seller’s and/or any of its Affiliates’ ownership or operation of the Assets prior to the Effective Time, other than Suspense Funds; (iv) the employment or termination of employment of any person (including any Business Employees) by Seller or its Affiliates on or prior to the Closing Date; (v) any Employee Benefit Plan or any other benefit or compensation plan, program, agreement, contract, policy or arrangement at any time maintained, sponsored, or contributed or required to be contributed to by Seller and/or any of its Affiliates or with respect to which Seller and/or any of its Affiliates has any current or contingent liability or obligation; (vi) the matters set forth on Schedule 5.5 other than item 3 on Schedule 5.5; (vii) failure to properly and timely pay, in accordance with the terms of any Lease, compensatory royalties arising out of any offset drilling obligations, which compensatory royalties are due by Seller and/or any of its Affiliates prior to the Closing Date and attributable to the Assets (net to Seller’s interest); (viii) any obligations and/or liabilities under the Raider Services Agreement that are attributable to the Assets; (ix) any costs or fees incurred by or allocated to Seller or any Affiliate of Seller in connection with the assignment of the Paradigm Contract to Buyer; (x) the matters disclosed on Schedule 1.1(b); and/or (xi) civil fines or penalties or criminal sanctions attributable to Seller’s and/or any of its Affiliates’ period of ownership or operation of the Assets prior to the Closing Date.

12.2 Indemnities of Seller. Effective as of Closing, subject to the limitations set forth in Section 12.4, Section 12.8 and Section 12.11 or otherwise in this Agreement, Seller shall be responsible for, shall pay on a current basis and hereby agrees to defend, indemnify and hold harmless Buyer and its Affiliates, and all of its and their respective partners, members, directors, officers, managers, employees, agents and representatives (collectively, “Buyer Indemnified

Parties”) from and against any and all Liabilities, arising from, based upon, related to or associated with:

(a) any breach by Seller of (i) any of its representations or warranties contained in Article V or (ii) the certificate delivered by Seller pursuant to Section 4.2(c) (without regard to the Material Adverse Effect qualifier contained in such certificate, but subject to those materiality and/or Material Adverse Effect qualifiers contained with the representations and warranties themselves, if any);

(b) any breach by Seller of any of its covenants or agreements under this Agreement (other than Section 12.2);

(c) any Income Tax Liability or Franchise Tax Liability; and/or

(d) any of the Retained Obligations.

12.3 Indemnities of Buyer. Effective as of Closing, Buyer and its successors and assigns shall assume, be responsible for, shall pay on a current basis and hereby agrees to defend, indemnify, hold harmless and forever release Seller and its Affiliates, and all of its and their respective partners, members, directors, officers, managers, employees, agents and representatives (collectively, “Seller Indemnified Parties”) from and against any and all Liabilities arising from, based upon, related to or associated with:

(a) any breach by Buyer of any of its representations or warranties contained in Article VI or in the certificate delivered by Buyer pursuant to Section 4.3(c);

(b) any breach by Buyer of any of its covenants or agreements under this Agreement; and/or

(c) (i) any of the Assumed Obligations and/or (ii) the Assigned CHK NAESB from and after the assignment of the Assigned CHK NAESB.

12.4 Limitation on Liability.

(a) Seller shall not have any liability for any indemnification under Section 12.2 (other than with respect to any Indemnity Limitation Exclusions) (i) for any individual Liability unless the amount of such Liability exceeds $100,000, and (ii) until and unless the aggregate amount of all Liabilities for which Claim Notices are delivered by Buyer exceeds the Indemnity Deductible and then only to the extent such Liabilities exceed the Indemnity Deductible; provided that the adjustments to the Purchase Price under Section 3.3 and Section 3.5 and any payments in respect thereof shall not be limited by this Section 12.4(a).

(b) Notwithstanding anything to the contrary contained in this Agreement, Seller shall not be required to indemnify the Buyer Indemnified Parties (i) under Section 12.2 (other than with respect to any Indemnity Limitation Exclusions) for aggregate Liabilities in excess of 15% of the unadjusted Purchase Price and (ii) under the terms of this Agreement for aggregate Liabilities in excess 100% of the Adjusted Purchase Price.

12.5 Express Negligence. THE DEFENSE, INDEMNIFICATION, HOLD HARMLESS AND RELEASE PROVISIONS AND THE ASSUMPTION OF THE ASSUMED OBLIGATIONS PROVISIONS (IN EACH CASE) PROVIDED FOR IN THIS AGREEMENT SHALL BE APPLICABLE WHETHER OR NOT THE LIABILITIES, LOSSES, COSTS, EXPENSES AND DAMAGES IN QUESTION AROSE OR RESULTED SOLELY OR IN PART FROM THE SOLE, ACTIVE, PASSIVE, CONCURRENT OR COMPARATIVE NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT OR VIOLATION OF LAW OF OR BY ANY INDEMNIFIED PARTY, EXCEPT TO THE EXTENT CAUSED BY THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF ANY SUCH INDEMNIFIED PARTY. BUYER AND SELLER ACKNOWLEDGE THAT THIS STATEMENT COMPLIES WITH THE EXPRESS NEGLIGENCE RULE AND IS CONSPICUOUS.

12.6 Exclusive Remedy.

(a) Notwithstanding anything to the contrary contained in this Agreement, from and after Closing, Section 12.2, Section 12.3, Section 8.1(c), Section 9.1 and Section 9.4(c) contain the Parties’ exclusive remedy against each other with respect to the transactions contemplated hereby and the sale of the Assets, including breaches of the representations, warranties, covenants and agreements of the Parties contained in this Agreement or in any Transaction Document.

(b) Except for the remedies specified in Section 12.2, effective as of Closing, Buyer, on its own behalf and on behalf of its Affiliates, hereby releases, remises and forever discharges Seller and its Affiliates and all such Parties’ equity holders, partners, members, directors, officers, employees, agents and representatives from any and all suits, legal or administrative proceedings, or Liabilities, whatsoever, in Law or in equity, known or unknown, which Buyer or its Affiliates might now or subsequently may have, based on, relating to or arising out of the ownership, use or operation of any of the Assets prior to Closing or the condition, quality, status or nature of any of the Assets prior to Closing, including rights to contribution under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, breaches of statutory or implied warranties, nuisance or other tort actions, rights to punitive damages, common Law rights of contribution and rights under insurance maintained by Seller or any of its Affiliates.

12.7 Indemnification Procedures. All claims for indemnification under Section 12.2, Section 12.3, Section 8.1(c), and Section 9.4(c) shall be asserted and resolved as follows:

(a) For purposes of this Article XII, Section 8.1(c) and Section 9.4(c), the term “Indemnifying Party” when used in connection with particular Liabilities shall mean the Party or Parties having an obligation to indemnify another Party or Parties with respect to such Liabilities pursuant to this Article XII, Section 8.1(c) or Section 9.4(c), and the term “Indemnified Party” when used in connection with particular Liabilities shall mean the Party or Parties having the right to be indemnified with respect to such Liabilities by another Party or Parties pursuant to this Article XII, Section 8.1(c) or Section 9.4(c).

(b) To make claim for indemnification under Section 12.2, Section 12.3, Section 8.1(c) or Section 9.4(c), an Indemnified Party shall notify the Indemnifying Party of its claim under this Section 12.7, including the specific details of and specific basis under this Agreement for its claim (the “Claim Notice”). In the event that the claim for indemnification is based upon a claim by a Third Party against the Indemnified Party (a “Claim”), the Indemnified Party shall provide its Claim Notice promptly after the Indemnified Party has actual knowledge of the Claim and shall enclose a copy of all papers (if any) served with respect to the Claim; provided that the failure of any Indemnified Party to give notice of a Claim as provided in this Section 12.7 shall not relieve the Indemnifying Party of its obligations under Section 12.2, Section 12.3 and Section 8.1(c) (as applicable) except to the extent (and then only to the extent) such failure materially prejudices the Indemnifying Party’s ability to defend against the Claim. In the event that the claim for indemnification is based upon an inaccuracy or breach of a representation, warranty, covenant or agreement, the Claim Notice shall specify the representation, warranty, covenant or agreement that was inaccurate or breached.

(c) In the case of a claim for indemnification based upon a Claim, the Indemnifying Party shall have 30 days from its receipt of the Claim Notice to notify the Indemnified Party whether it admits or denies its liability to defend the Indemnified Party against such Claim at the sole cost and expense of the Indemnifying Party. The Indemnified Party is authorized, prior to and during such 30-day period, to file any motion, answer or other pleading that it shall deem necessary to protect its interests or those of the Indemnifying Party and that is not prejudicial to the Indemnifying Party.

(d) If the Indemnifying Party admits its liability, it shall have the right and obligation to diligently defend, at its sole cost and expense, the Claim. Subject to the remaining provisions of this Section 12.7(d), the Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof unless the compromise or settlement includes the payment of any amount by (because of the Indemnity Deductible or otherwise), the performance of any obligation by or the limitation of any right or benefit of, or affects any title held by, the Indemnified Party, in which event such settlement or compromise shall not be effective without the consent of the Indemnified Party, which shall not be unreasonably withheld or delayed. If requested by the Indemnifying Party, the Indemnified Party agrees to cooperate in contesting any Claim which the Indemnifying Party elects to contest; provided that the Indemnified Party shall not be required to pursue and cross-claim or counter-claim. The Indemnified Party may participate in, but not control, any defense or settlement of any Claim controlled by the Indemnifying Party pursuant to this Section 12.7(d), unless the Indemnifying Party is subject to a valid conflict of interest, in the good faith belief of the Indemnified Party’s counsel. An Indemnifying Party shall not, without the written consent of the Indemnified Party, (i) settle any Claim or consent to the entry of any judgment with respect thereto which does not include an unconditional written release of the Indemnified Party from all liability in respect of such Claim or (ii) settle any Claim or consent to the entry of any judgment with respect thereto in any manner that may materially and adversely affect the Indemnified Party (other than as a result of money damages covered by the indemnity).

(e) If the Indemnifying Party does not admit its liability or admits its liability but fails to diligently prosecute or settle the Claim, then the Indemnified Party shall have the right to defend against the Claim at the sole cost and expense of the Indemnifying Party, with counsel of the Indemnified Party’s choosing, subject to the right of the Indemnifying Party to admit its liability and assume the defense of the Claim at any time prior to settlement or final determination thereof. Any settlement of the Claim by the Indemnified Party shall require the consent of the Indemnifying Party (which shall not be unreasonably withheld, conditioned or delayed), unless the settlement is solely for money damages and results in a final resolution.

(f) In the case of a claim for indemnification not based upon a Claim, the Indemnifying Party shall have 30 days from its receipt of the Claim Notice to (i) cure the Liabilities complained of, (ii) admit its liability for such Liability or (iii) dispute the claim for such Liabilities. If the Indemnifying Party does not notify the Indemnified Party within such 30 day period that it has cured the Liabilities or that it disputes the claim for such Liabilities, then the Indemnifying Party shall be deemed to be disputing the claim for such Liabilities.

(g) Notwithstanding anything herein to the contrary, the Parties’ respective rights and obligations pursuant to this Article XII shall be subject to the terms of Schedule 12.7(g).

12.8 Survival.

(a) The (i) representations and warranties of Seller in Article V and in the Seller Certificate (in each case, other than the Fundamental Representations and the representations and warranties of Seller in Section 5.4 and Section 5.13) and (ii) the covenants contained in Section 7.1, shall, in each case, survive Closing for a period of 12 months after the Closing Date. The representations and warranties of Seller in Section 5.4 and Section 5.13 and the covenants contained in Section 3.7, Section 3.8 and Section 13.3 shall survive the Closing until 60 days after the applicable statute of limitations has expired. The (A) Fundamental Representations and (B) the covenants and agreements of the Parties other than the covenants contained in Section 3.7, Section 3.8, Section 7.1 and Section 13.3 shall, in each case, survive Closing without time limit.

(b) Subject to Section 12.8(a) and except as set forth in Section 12.8(c), the remainder of this Agreement shall survive Closing without time limit. Representations, warranties, covenants and agreements shall be of no further force and effect after the date of their expiration; provided that there shall be no termination of any bona fide claim asserted pursuant to this Agreement with respect to such a representation, warranty, covenant or agreement prior to its expiration date.

(c) The indemnities in Section 12.2(a), Section 12.2(b), Section 12.3(a) and Section 12.3(b) shall terminate as of the termination date of each respective representation, warranty, covenant or agreement that is subject to indemnification, except, in each case, as to matters for which a specific written claim for indemnity has been delivered to the Indemnifying Party on or before such termination date. The indemnity in Section 12.2(c) shall survive Closing until 30 days after the applicable statute of limitations period. The indemnities in Section 12.2(d), (i) with respect to the matters set forth in subsections (i) and (ii) of the definition of Retained Obligations shall survive Closing for a period of 18 months after the Closing Date, (ii) with respect to the matters set forth in subsection (iii) of the definition of Retained Obligations shall survive Closing for a period of 24 months after the Closing Date, (iii) with respect to the matters set forth in subsection (vii) of the definition of Retained Obligations shall survive Closing for a period of 60 months after the Closing Date and (iv) with respect to the matters set forth in subsections (viii) and (x) of the definition of Retained Obligations shall survive Closing without time limit. The indemnities in Section 12.2(d) with respect to the matters set forth in the subsections of the definition of Retained Obligations other than the matters set forth in subsections (i), (ii), (iii), (vii), (viii) and (x) shall survive Closing for the applicable statute of limitations period. The indemnities in Section 12.3(c) shall survive Closing without time limit.

12.9 Waiver of Right to Rescission. Seller and Buyer acknowledge that, following Closing, the payment of money, as limited by the terms of this Agreement, shall be adequate compensation for breach of any representation, warranty, covenant or agreement contained herein or for any other claim arising in connection with or with respect to the transactions contemplated by this Agreement. As the payment of money shall be adequate compensation, following Closing, Buyer and Seller waive any right to rescind this Agreement or any of the transactions contemplated hereby.

12.10 Insurance. The amount of any Liabilities for which any of the Buyer Indemnified Parties or Seller Indemnified Parties is entitled to indemnification under this Agreement or in connection with or with respect to the transactions contemplated by this Agreement shall be reduced by any corresponding insurance proceeds actually received by any such indemnified Party under any insurance arrangements.

12.11 Non-Compensatory Damages. NONE OF THE BUYER INDEMNIFIED PARTIES NOR SELLER INDEMNIFIED PARTIES SHALL BE ENTITLED TO RECOVER FROM SELLER OR BUYER, OR THEIR RESPECTIVE AFFILIATES, ANY SPECIAL, INDIRECT, CONSEQUENTIAL, PUNITIVE, EXEMPLARY, REMOTE OR SPECULATIVE DAMAGES, OR DAMAGES FOR LOST PROFITS (SOLELY TO THE EXTENT CONSTITUTING CONSEQUENTIAL DAMAGES) ARISING UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, EXCEPT TO THE EXTENT ANY SUCH PARTY SUFFERS SUCH DAMAGES (INCLUDING COSTS OF DEFENSE AND REASONABLE ATTORNEY’S FEES INCURRED IN CONNECTION WITH DEFENDING OF SUCH DAMAGES) TO A THIRD PARTY, WHICH DAMAGES (INCLUDING COSTS OF DEFENSE AND REASONABLE ATTORNEY’S FEES INCURRED IN CONNECTION WITH DEFENDING AGAINST SUCH DAMAGES) SHALL NOT BE EXCLUDED BY THIS PROVISION AS TO RECOVERY HEREUNDER. SUBJECT TO THE PRECEDING SENTENCE, BUYER, ON BEHALF OF EACH OF THE BUYER INDEMNIFIED PARTIES, AND SELLER, ON BEHALF OF EACH OF THE SELLER INDEMNIFIED PARTIES, WAIVE ANY RIGHT TO RECOVER ANY SPECIAL, INDIRECT, CONSEQUENTIAL, PUNITIVE, EXEMPLARY, REMOTE OR SPECULATIVE DAMAGES, OR DAMAGES FOR LOST PROFITS (SOLELY TO THE EXTENT CONSTITUTING CONSEQUENTIAL DAMAGES), ARISING IN CONNECTION WITH OR WITH RESPECT TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. NOTWITHSTANDING THE FOREGOING, LOST PROFITS SHALL NOT BE EXCLUDED BY THIS PROVISION AS TO RECOVERY HEREUNDER TO THE EXTENT CONSTITUTING DIRECT DAMAGES.

ARTICLE XIII

MISCELLANEOUS

13.1 Exhibits and Schedules. All of the Exhibits and Schedules referred to in this Agreement constitute a part of this Agreement. Seller or Buyer and their respective counsel have received a complete set of Exhibits and Schedules prior to and as of the execution of this Agreement.

13.2 Expenses.

(a) Except as otherwise specifically provided, all fees, costs and expenses incurred by Seller or Buyer in negotiating this Agreement or in consummating the transactions contemplated by this Agreement shall be paid by the Person incurring the same, including legal and accounting fees, costs and expenses.

(b) All required documentary, filing and recording fees and expenses in connection with the filing and recording of the assignments (including the Assignment), conveyances or other instruments required to convey title to the Assets to Buyer shall be borne by Buyer.

13.3 Taxes.

(a) Buyer shall assume responsibility for, and shall bear and pay, all state sales and use taxes and transfer and similar Taxes (including any applicable interest or penalties) incurred or imposed with respect to the transactions described in this Agreement (the “Transfer Taxes”).

(b) Seller shall assume responsibility for, and shall bear and pay, all Asset Taxes assessed with respect to the ownership and operation of the Assets for (i) any period ending prior to the Effective Time, and (ii) the portion of any Straddle Period ending immediately prior to the Effective Time. All Asset Taxes with respect to the ownership or operation of the Assets arising on or after the Effective Time (including all Straddle Period Asset Taxes not apportioned to Seller) shall be allocated to and borne by Buyer. For purposes of allocation between the Parties of Asset Taxes that are payable with respect to Straddle Periods, the portion of any such Asset Taxes that are attributable to the portion of the Straddle Period that ends immediately prior to the Effective Time shall (A) in the case of Asset Taxes that are attributable to the severance or production of Hydrocarbons, be allocated between the period immediately prior to the Effective Time and the period beginning on the Effective Time based on the period in which the severance or production giving rise to such Asset Taxes occurred; (B) in the case of Asset Taxes (other than such Asset Taxes described in clause (A)) that are based upon or related to income or receipts or imposed on a transactional basis, be deemed equal to the amount that would be payable if the Tax year or period ended immediately prior to the Effective Time; and (C) in the case of other Asset Taxes, be allocated pro rata per day between the period immediately prior to the Effective Time and the period beginning on the Effective Time. For purposes of clause (B) of the preceding sentence, any exemption, deduction, credit or other item that is calculated on an annual basis shall be allocated pro rata per day between the period ending immediately prior to the Effective Time and the period beginning on the Effective Time.

(c) To the extent the actual amount of an Asset Tax is not known at the time an adjustment is to be made with respect to such Asset Tax pursuant to Section 3.3, Section 3.4 or Section 3.5, as applicable, the Parties shall utilize the most recent information available in estimating the amount of such Asset Tax for purposes of such adjustment. To the extent the actual amount of an Asset Tax (or the amount thereof paid or economically borne by a Party) is ultimately determined to be different than the amount (if any) that was taken into account in the Final Settlement Statement as finally determined pursuant to Section 3.5, timely payments will be made from one Party to the other to the extent necessary to cause each Party to bear the amount of such Asset Tax that is allocable to such Party under Section 13.3(b).

(d) Seller shall timely file any Tax Return with respect to Asset Taxes due on or before the Closing Date or that otherwise relates solely to periods before the Closing Date (a “Pre-Closing Tax Return”) and shall pay any Asset Taxes shown due and owing on such Pre-Closing Tax Return. From and after the Closing Date, Buyer shall timely file any Tax Returns with respect to Asset Taxes required to be filed after the Closing Date for any Straddle Period (a “Post-Closing Tax Return”), and shall pay any Asset Taxes shown due and owing on such Post-Closing Tax Return. Buyer shall file any Post-Closing Tax Return in a manner consistent with past practice except as otherwise required by Law. Within 15 days prior to filing, Seller shall deliver to Buyer a draft of any such Pre-Closing Tax Return for Buyer’s review and approval (which approval will not be unreasonably withheld or delayed). Within 15 days prior to filing, Buyer shall deliver to Seller a draft of any such Post-Closing Tax Return for Seller’s review and approval (which approval will not be unreasonably withheld or delayed). The Parties agree that (i) this Section 13.3(d) is intended to solely address the timing and manner in which certain Tax Returns relating to Asset Taxes are filed and the Asset Taxes shown thereon are paid to the applicable Taxing Authority, and (ii) nothing in this Section 13.3(d) shall be interpreted as altering the manner in which Asset Taxes are allocated to and economically borne by the Parties.

(e) Any payments made to any Party pursuant to Article XII or this Section 13.3 shall constitute an adjustment of the Purchase Price for Tax purposes and shall be treated as such by Buyer and Seller on their Tax Returns to the extent permitted by applicable Law.

(f) The Parties shall cooperate fully, as and to the extent reasonably requested in connection with the filing of any Tax Returns, State and Federal regulatory reports, royalty payments including related deduction and any audit, litigation or other proceeding with respect to these matters for the Assets. Such cooperation shall include the retention of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Buyer agrees to allow access (upon request) to the Assets by Seller, Seller representatives, auditors and State or Federal representatives relevant to any such audit, litigation or other proceeding.

13.4 Assignment. Prior to Closing, this Agreement may not be assigned by Buyer or Seller without the prior written consent of each Party; provided that Buyer shall be permitted to assign this Agreement and the Transaction Documents to any Affiliate of Buyer following the receipt of all Hard Consents; provided, further, that in the event Buyer transfers this Agreement or any Transaction Documents to any Affiliate of Buyer, such assignment (a) shall not relieve Buyer of any obligations and responsibilities hereunder, whether arising prior to, on, or after such assignment and (b) shall not increase any of Seller’s obligations with respect to obtaining any consents to assign.

13.5 Preparation of Agreement. Seller, Buyer and their respective counsel participated in the preparation of this Agreement. In the event of any ambiguity in this Agreement, no presumption shall arise based on the identity of the draftsman of this Agreement.

13.6 Publicity.

(a) Subject to the last sentence of this Section 13.6(a), neither Party shall make or issue any press release or other public announcements concerning the transactions contemplated by this Agreement without the prior consent of the other Party, which consent shall not be unreasonably withheld. If either Party desires to make a public announcement, it shall first give the other Party 48 hours’ written notification of its desire to make such a public announcement. The written notification shall include (i) a request for consent to make the announcement, and (ii) a written draft of the text of such public announcement. Notwithstanding anything to the contrary in this Section 13.6, (A) a Party may make any public announcement where such release or statement is deemed in good faith by the releasing Party to be required by Law or under the rules and regulations of a recognized stock exchange on which shares of such Party or any of its Affiliates are listed; and (B) any Party or Affiliate of a Party may disclose information regarding the Assets in investor presentations, industry conference presentations or similar disclosures to the extent such information has previously been publicly released.

(b) If either Party desires to make a public announcement, it shall give the other Party prior notification of its intention to make such a public announcement and, upon request, provide such other Party a draft of any such announcement.

13.7 Notices. All notices and communications required or permitted to be given hereunder shall be in writing and shall be delivered personally, or sent via facsimile, or sent by bonded overnight courier, or mailed by U.S. Express Mail or by certified or registered United States Mail with all postage fully prepaid, or sent by electronic mail transmission (provided that within one Business Day, the notifying Party shall deliver a notice to the receiving Party by any other approved method of notification contemplated in this Section 13.7) addressed to Seller or Buyer, as appropriate, at the address for such Person shown below or at such other address as Seller or Buyer shall have theretofore designated by written notice delivered to the other Parties:

If to Seller:

EXCO Operating Company, LP

12377 Merit Drive

Dallas, Texas 75251

Attention: General Counsel

Fax: 214-706-3409

Email: hlamparter@EXCOResources.com

With a copy to:

Latham & Watkins LLP

555 Eleventh Street, NW

Suite 1000

Washington, D.C. 20004

Attention: Elizabeth More

Fax: 202-637-2201

Email: elizabeth.more@lw.com

If to Buyer:

VOG Palo Verde LP

c/o Venado Oil & Gas LLC

13501 Galleria Circle, Suite 350

Austin, Texas 78738

Attention: James F. Murchison

Fax: 512-518-2910

Email: jmurchison@vogllc.com

With a copy to:

Kirkland & Ellis LLP

600 Travis Street, Suite 3300

Houston, Texas 77002

Attn: David Castro Jr.

Fax: 713-835-3601

Email: david.castro@kirkland.com

Any notice given in accordance herewith shall be deemed to have been given only when delivered to the addressee in person, or by courier, during normal business hours on a Business Day (or if delivered or transmitted after normal business hours on a Business Day or on a day other than a Business Day, then on the next Business Day), or upon actual receipt by the addressee during normal business hours on a Business Day after such notice has either been delivered to an overnight courier or deposited in the United States Mail, as the case may be (or if delivered after normal business hours on a Business Day or on a day other than a Business Day, then on the next Business Day). Seller or Buyer may change the address to which such communications are to be addressed by giving written notice to the other Parties in the manner provided in this Section 13.7. If a date specified herein for giving any notice or taking any action is not a Business Day (or if the period during which any notice is required to be given or any action taken expires on a date which is not a Business Day), then the date for giving such notice or taking such action (and the expiration date of such period during which notice is required to be given or action taken) shall be the next day which is a Business Day.

13.8 Further Cooperation. From and after Closing, Seller and Buyer shall execute and deliver, or shall cause to be executed and delivered, from time to time such further instruments of conveyance and transfer, and shall take such other actions as Seller or Buyer may reasonably request, to convey and deliver the Assets to Buyer, to perfect Buyer’s title thereto and to accomplish the orderly transfer of the Assets to Buyer in the manner contemplated by this Agreement.

13.9 Filings, Notices and Certain Governmental Approvals. Promptly after Closing, Buyer shall (a) record all assignments of state Leases executed at Closing in the records of the applicable Governmental Authority, (b) if applicable, send notices to vendors supplying goods and services for the Assets and to the operator of such Assets of the assignment of such Assets to Buyer, (c) actively pursue the unconditional approval of all applicable Governmental Authorities of the assignment of the Assets to Buyer and (d) actively pursue all other consents and approvals that may be required in connection with the assignment of the Assets to Buyer and the assumption of the Liabilities assumed by Buyer hereunder, that, in each case, shall not have been obtained prior to Closing; provided that Seller shall reasonably cooperate with Buyer in satisfying clauses (a) through (d) of this Section 13.9 as may be reasonably necessary; provided, further, that neither Party shall be required to incur any liability or pay any money in order to be in compliance with clause (c). Buyer obligates itself to take any and all action required by any Governmental Authority in order to obtain such unconditional approval, including the posting of any and all bonds or other security that may be required in excess of its existing lease, pipeline or area-wide bond.

13.10 Entire Agreement; Conflicts.

(a) THIS AGREEMENT, THE EXHIBITS AND SCHEDULES HERETO, THE TRANSACTION DOCUMENTS AND THE CONFIDENTIALITY AGREEMENT COLLECTIVELY CONSTITUTE THE ENTIRE AGREEMENT AMONG SELLER AND BUYER PERTAINING TO THE SUBJECT MATTER HEREOF AND SUPERSEDE ALL PRIOR AGREEMENTS, UNDERSTANDINGS, NEGOTIATIONS AND DISCUSSIONS, WHETHER ORAL OR WRITTEN, OF SELLER AND BUYER PERTAINING TO THE SUBJECT MATTER HEREOF.

(b) THE TERMS AND PROVISIONS OF THIS AGREEMENT ARE INTENDED SOLELY FOR THE BENEFIT OF THE PARTIES, THEIR RESPECTIVE SUCCESSORS OR PERMITTED ASSIGNS, AND IT IS NOT THE INTENTION OF THE PARTIES TO CONFER THIRD PARTY BENEFICIARY RIGHTS UPON ANY OTHER PERSON; PROVIDED, HOWEVER, THAT NOTWITHSTANDING THE FOREGOING, THE FINANCING SOURCES, THE FINANCE RELATED PARTIES AND THEIR RESPECTIVE REPRESENTATIVES SHALL BE EXPRESS THIRD PARTY BENEFICIARIES OF, AND SHALL BE ENTITLED TO ENFORCE (AND ENTITLED TO RELY ON), SECTION 11.1(a), SECTION 12.6, THIS SECTION 13.10(b), SECTION 13.14, SECTION 13.19 AND SECTION 13.20.

(c) The Parties expressly acknowledge and agree that, in the event that Closing occurs, the Confidentiality Agreement shall be terminated in its entirety effective as of the Closing Date.

13.11 Parties in Interest. The terms and provisions of this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. Notwithstanding anything contained in this Agreement to the contrary, nothing in this

Agreement, expressed or implied, is intended to confer on any Person other than Seller and Buyer and their respective successors and permitted assigns, or the Parties’ respective related Indemnified Parties hereunder, any rights, remedies, obligations or liabilities under or by reason of this Agreement; provided that only a Party and its respective successors and permitted assigns shall have the right to enforce the provisions of this Agreement on its own behalf or on behalf of any of its related Indemnified Parties (but shall not be obligated to do so).

13.12 Amendment. This Agreement may be amended only by an instrument in writing executed by the Party against whom enforcement is sought.

13.13 Waiver; Rights Cumulative. Any of the terms, covenants, representations, warranties or conditions hereof may be waived only by a written instrument executed by or on behalf of the Party waiving compliance. No course of dealing on the part of Seller or Buyer, or their respective officers, employees, agents or representatives or any failure by Seller or Buyer to exercise any of its rights under this Agreement shall operate as a waiver thereof or affect in any way the right of such Person at a later time to enforce the performance of such provision. No waiver by Seller or Buyer of any condition or any breach of any term, covenant, representation or warranty contained in this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such condition or breach or a waiver of any other condition or of any breach of any other term, covenant, representation or warranty. The rights of Seller and Buyer under this Agreement shall be cumulative, and the exercise or partial exercise of any such right shall not preclude the exercise of any other right.

13.14 Conflict of Law Jurisdiction, Venue; Jury Waiver.

(A) THIS AGREEMENT AND THE LEGAL RELATIONS AMONG SELLER AND BUYER SHALL BE GOVERNED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS, EXCLUDING ANY CONFLICTS OF LAW RULE OR PRINCIPLE THAT WOULD REQUIRE THE APPLICATION OF ANY OTHER LAW. EACH OF SELLER AND BUYER CONSENT TO THE EXERCISE OF JURISDICTION IN PERSONAM BY THE COURTS OF THE STATE OF TEXAS FOR ANY ACTION ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY. ALL ACTIONS OR PROCEEDINGS WITH RESPECT TO, ARISING DIRECTLY OR INDIRECTLY IN CONNECTION WITH, OUT OF, RELATED TO OR FROM THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS SHALL BE EXCLUSIVELY LITIGATED IN COURTS HAVING SITES IN DALLAS COUNTY, TEXAS; PROVIDED THAT (WITHOUT LIMITING THE PROVISIONS OF SECTION 13.20) ANY CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) IN CONNECTION WITH THIS AGREEMENT AGAINST THE FINANCING SOURCES, OR THE FINANCE RELATED PARTIES IN ANY WAY RELATING TO THE DEBT FINANCING AND THE TRANSACTIONS CONTEMPLATED THEREBY SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK. EACH OF SELLER AND BUYER WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT.

(B) EACH PARTY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY DISPUTE. INCLUDING ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THE FINANCING SOURCES OR ANY FINANCE RELATED PARTIES OR THE FINANCING.

13.15 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any adverse manner to any of Seller or Buyer. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

13.16 Removal of Name; Utilities. As promptly as practicable, but in any case within 30 days after the termination of the Transition Services Agreement, Buyer shall eliminate the names EXCO Operating Company, LP, EXCO Resources, Inc., EXCO and any variants thereof from the Assets acquired pursuant to this Agreement and, except with respect to such grace period for eliminating existing usage, shall have no right to use any logos, trademarks or trade names belonging to Seller or any of its Affiliates. The Parties acknowledge that Buyer is responsible for all utility expenses related to the Assets for the periods on or after the Effective Time. As promptly as practicable, but in any case within five Business Days after the termination of the Transition Services Agreement, Buyer must transfer to itself or its Affiliate all utility accounts related to the Assets.

13.17 Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all of such counterparts shall constitute for all purposes one agreement. Any signature hereto delivered by a Party by facsimile transmission shall be deemed an original signature hereto.

13.18 Time is of the Essence. With respect to all dates and time periods in this Agreement, time is of the essence.

13.19 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement or any document, agreement, or instrument delivered contemporaneously herewith, and notwithstanding the fact that Buyer may be a partnership or limited liability company, Seller, by its acceptance of the benefits of this Agreement, covenants, agrees and acknowledges that no Persons other than Buyer (and their respective successors and assigns, collectively, the “Recourse Parties”) shall have any obligation hereunder and that Seller has no rights of recovery hereunder against, and no recourse hereunder or under any documents, agreements, or instruments delivered contemporaneously herewith or in respect of any oral representations made or alleged to be made in connection herewith with respect to the transactions contemplated hereby or therewith against (a) any former, current or future general or limited partner, owner, member, director, officer, agent, Affiliate, incorporator, controlling Person, fiduciary, representative or employee of Buyer or an Affiliate of Buyer (or any of the foregoing Persons successors or permitted assignees) or (b) any former, current or future director, owner, officer of a financing source (including the Financing Sources), agent, employee, Affiliate, incorporator, controlling Person, fiduciary, representative, general or limited partner, stockholder or member of any of the foregoing, but in each case not including Buyer (each, but excluding for the avoidance of doubt, the Recourse Parties, a “Party Affiliate”), whether by or through attempted piercing of the corporate veil, by or through a claim (whether in tort, contract or otherwise) by or on behalf of Buyer against the Party Affiliates, by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other Law, or otherwise; it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on, or otherwise be incurred by any Party Affiliate, as such, for any obligations of Buyer under this Agreement or the transactions contemplated hereby, under any documents or instruments delivered contemporaneously herewith, in respect of any oral representations made or alleged to be made in connection herewith or therewith, or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, such obligations or their creation. For the avoidance of doubt, nothing in this Section 13.19 shall be deemed a waiver by Seller under its current credit facilities.

13.20 Waiver of Claims Against Debt Financing Sources. Notwithstanding anything in this Agreement to the contrary, Seller agrees, on behalf of itself and its Affiliates, that none of the Financing Sources or any of their respective general or limited partners, stockholders, managers, members, agents, representatives, Affiliates, successors or assigns (collectively, “Finance Related Parties”) shall have any Liability to Seller or its Affiliates relating to or arising out of this Agreement, including the financing of the transactions contemplated by this Agreement, whether at Law or equity, in contract, in tort or otherwise, and that neither Seller nor any of its Affiliates will have any rights or claims against any Finance Related Parties under this Agreement or any other agreement contemplated by, or entered into in connection with, the transactions contemplated by this Agreement, including any commitments by the Finance Related Parties in respect of financing the transactions contemplated by this Agreement. For the avoidance of doubt, nothing in this Section 13.20 shall be deemed a waiver by Seller under its current credit facilities.

[Signature pages follow.]

IN WITNESS WHEREOF, Sellers and Buyer have executed this Agreement as of the date first written above.

SELLERS:

EXCO OPERATING COMPANY, LP

By: EXCO Partners OLP GP, LLC, its general partner

By:	/s/ Harold L. Hickey
Name:	Harold L. Hickey
Title:	Chief Executive Officer and President

EXCO LAND COMPANY, LLC

By:	/s/ Harold L. Hickey
Name:	Harold L. Hickey
Title:	Chief Executive Officer and President

[Signature Page to Purchase and Sale Agreement]

BUYER:

VOG PALO VERDE LP

By: VOG Palo Verde GP LLC, its general partner

By:	/s/ R. Scott Garrick
Name:	R. Scott Garrick
Title:	Chief Executive Officer

[Signature Page to Purchase and Sale Agreement]